

# Notice of 2023 Annual Meeting of Stockholders and Proxy Statement








## Powering economies and empowering people through good and challenging times

Dear Fellow Stockholder:                                                              April 28, 2023

The global economy has faced one crisis after another in recent years. In early 2023, we're seeing the continued challenges of higher inflation and shocks to the banking industry.

Yet, I remain a pragmatic optimist. That's because I have seen just how resilient people can be, how quickly they can recover and the positive impact they can have. The payments industry has and will continue to play an important role in these efforts.

## Shaping our future

Our company has been built over decades to be the payments backbone for an increasingly digital world. Mastercard is a uniquely well-diversified business across geographies, customer segments, products and services. That has helped us to create value and to be a constant, reliable resource through economic cycles and geopolitical changes.

Mastercard is leading today's digital evolution, enabling a broader set of payment flows, critical services and digital tools in more places. We're delivering better experiences, helping to speed up commerce, grow local economies and support more resilient communities. We're making commerce safer and smarter by building new tools in cybersecurity, biometrics, personalization and sustainability.

Our teams have shown time and again the flexibility, commitment and know-how to grow our business and navigate through uncertainty. They take the foundations of our franchise and rules and evolve for today's needs. Our results prove it.

Last year, Mastercard was recognized as one of only seven all-star companies in *The Wall Street Journal*-Drucker Institute Best Managed Companies list and we again led our industry in the IMD Future Readiness list. We celebrated the 25th anniversary of Priceless, a key differentiator for our brand and our business. We were recognized for our world-changing ideas, as a great place to work, and as one of the world's most ethical companies.

As we reported this past January, 2022 was a strong year that brought significant momentum into the new year. We grew gross dollar volume (GDV) on our network in 2022, rising 12% to $8.2 trillion. That growth includes how our teams drove the business to make up for any impacts from the suspension of our Russian operations. Cross-border volume increased 45%. Last year, we surpassed 2 billion tokenized transactions a month across more than 110 countries.

With that as a foundation for 2023, here's how we plan to keep growing and deepening the digital economy all over the world:

**Delivering on commitments**

At our investor day just over a year ago, we shared a strategy that is based on three central pillars -- to expand in payments, extend our services and embrace new networks.

*Expand in Payments* For much of our history, Mastercard has been known for card payments. It is the core of what we deliver in expanded relationships with partners and customers including Citizens Bank, Santander and NatWest. This consumer card business continues to be healthy. There's plenty of runway ahead – in both the consumer and commercial segments – as seen in the continued shift to electronic payments.

People are looking for more opportunities to tap into the convenience and safety they associate with Mastercard. While it may seem like you can use a card virtually everywhere, our work on acceptance is never finished. In the past six years, the number of merchants accepting Mastercard payments has more than doubled – to nearly 100 million locations. We are growing through Cloud Commerce, a cloud-native service that makes it easy for the smallest business to start accepting payments without an investment in new hardware.

However, we also recognize there's not a one-size-fits-all approach. There are areas where a card payment may not be the best fit. That's why we are working to support the range of ways people and businesses want to pay and get paid.

It comes down to being simple, frictionless and secure in every instance. We're doing that in consumer card payments and by focusing on four additional flows – disbursements and remittances, commercial point of sale, business-to-business accounts payable and consumer bill payments. These areas are increasingly becoming a larger part of our business with more growth potential – an estimated $80 trillion in GDV.

In commercial, we're building on a strong foundation and expanding into small business, travel and entertainment, and fleet cards – similar to programs people use in their personal lives but with tailored benefits for their business.

Mastercard Send and our cross-border services expand our ability to deliver domestic and international payments securely to 90% of the world's population. There's also our industry-leading work with virtual cards, providing businesses with an effective solution to do more with their capital and their data.

And we continue to responsibly explore and evolve our activities with blockchain technology, working with players and partners across the industry. This complements our work with governments as they explore digital currencies and learn what may be required, from interoperability with traditional systems and commerce to connecting across borders.

*Extend our services* Services are constantly driving greater value and enhancing our payments solutions. Building trust. Delivering insights. Making our customers smarter and stronger. Our consulting and managed services teams have a long history in helping financial institutions understand the trends and make their portfolios perform even better.

We continue to integrate our acquisitions to make services a growing part of our revenue. Recently, our Dynamic Yield team introduced a new platform that brings aggregated consumer spending insights into its proprietary software to help retailers and brands deliver even greater personalized offers.

We challenge ourselves to look beyond the traditional set of solutions. We're applying foundational principles and controls around privacy and data responsibility while pushing ourselves -- and our partners -- to think differently so data can be used to create efficiencies and make smarter decisions.

> We challenge ourselves to look beyond the traditional set of solutions. We're applying foundational principles and controls around privacy and data responsibility while pushing ourselves -- and our partners -- to think differently so data can be used to create efficiencies and make smarter decisions.

Then there's the world of cyber. We switched (authorized, cleared and settled) 126 billion payment transactions last year. Each and every one was supported with the highest levels of security. In the last three years, Mastercard prevented $30 billion in potential customer fraud losses through AI-powered systems that we have built and evolved over the years. Our recent acquisition of Baffin Bay Networks adds to this by helping to identify and mitigate cyber threats our customers might face.

***Embrace new networks*** We're extending into adjacent spaces and networks to leave no white space uncontested. Open banking and digital identity present new opportunities to extend the value of our brand, both as standalone offerings and in synergy with our core payments capabilities.

Just look at the continued growth in open banking – the secure, permissioned access to financial data – and the demand for lending use cases, among others. Our technology is helping to power a Pay by Bank offering, an ACH payment directly from a bank account wherever Mastercard is accepted. It starts with the consumer saying how and where they want to securely share their account information. And it has the potential to take the pain out of – and add security into – recurring payments such as rent, utilities and healthcare.

Similarly, our identity services activities are using consent-driven insights to help banks, merchants and other businesses determine if their "customer" is a genuine user or if it's a fraudster. We are providing risk-based analysis, peace of mind and brilliant customer experiences across transactions and other digital interactions like new account openings.

**Defining new technology and value**

We have come a long way from the creation of the Mastercard network. We have made it easier for our customers to connect with Mastercard for whatever their needs might be. Today, our hybrid approach blends legacy and cloud technologies to enable more innovation, deliver greater reliability and do so in a regulatory-compliant and sustainable manner.

The emerging technologies we're creating and constantly innovating enable new partners and power new opportunities through the agility and scale enabled by the cloud, the speed and intelligence in quantum computing, and the potential of blockchain.

It's our responsibility to ensure that these technologies can come together and solve real problems. This future of payments requires an equal focus on privacy and security, including a responsible approach to activate AI. Without that foundational trust, people will not embrace new technologies, potentially weakening the digital economy's growth.

**Fueling a strong culture**

What we do is important. As an organization, we place great emphasis on how we work together, deliver impact and, with that, ensure our resiliency.

Culture can be a competitive advantage, and it is strongest when teams feel a powerful connection to each other and have shared goals and a clear path to grow and win. Today, the Mastercard Way focuses on three areas -- creating value, growing together and moving fast, all with a foundation of doing the right thing.

> Culture can be a competitive advantage, and it is strongest when teams feel a powerful connection to each other and have shared goals and a clear path to grow and win.

Our 29,900 colleagues across the globe have diverse backgrounds and experiences, but they all are mission-driven, talented and passionate people. Whether they are engineers or programmers, product managers, consultants or finance specialists, they all are pulling toward a shared goal and common purpose.

**Ensuring a sustainable social impact**

We have the fundamental belief that businesses cannot thrive in an unhealthy and unequal world. That's why our significant commitment to sustainable economies and social impact is necessary. Addressing our environmental impacts and enabling financial inclusion are smart for our business and are the right thing to do for society. They give people full access to their money. They bring a farmer's crops to a wider digital marketplace. They help with greater connectivity and allow more people to participate in today's economy, no matter where they are.

That strengthens the resilience of our communities, grows prosperity and delivers long-term value creation with new customers. We are only one part of a much larger story, but I am proud of the role that we play with our partners across the public and private sectors.

**Delivering on the vision, executing on our strategy**

Yes, there are many external challenges, but there are also clear opportunities. I believe in our long-term growth potential because of our differentiated strategy, people, production and solutions.

Earlier, I talked about our momentum coming into this year. We are using that to our advantage – to reinforce our value to our customers, to deliver on our commitments and to imagine new ways to apply our skills, creativity and experience.

It's what we have continually committed to. It's what we have consistently delivered on. That track record is what makes Mastercard valuable and integral to our partners. Our ambition is to power economies and empower people. Our activities and programs enable a stronger ecosystem that helps us all be more resilient to whatever lies ahead.

That is why I'm optimistic about our future.

Thank you for your continued support.

Sincerely,



**Michael Miebach**
President and CEO

Our ambition is to power economies and empower people. Our activities and programs enable a stronger ecosystem that helps us all be more resilient to whatever lies ahead.

## Successful Management in a Period of Disruption

Dear Fellow Stockholder,

The global community has faced periods of stress and turmoil in the past, but currently we are all experiencing an unusually large number of disruptions that are economic, geopolitical, and technological.

Great companies devise powerful and purposeful strategies and execute them with excellent management teams. They distinguish themselves even further if they have the resilience and ability to pivot when faced with disruptive forces. It is my view that Mastercard and its management team led by Michael, are demonstrating these characteristics and the results are evident.

Looking over the accomplishments of 2022, I am impressed by how this team has strategically and deliberately navigated the complexities they faced. Their priorities were clear: to ensure the strong continuity of the business, deliver on the needs of customers and partners, and take care of the people that bring the strategy to life. The management team delivered on today's commitments with steady growth in every quarter. As importantly, Mastercard continued to make strong progress on creating further long-term value, devising innovative technology, advancing financial inclusion, meeting environmental goals, and maintaining the responsible use of data.

Mastercard has an obligation to its stockholders, employees and customers, but we also play a critical role in the lives of so many people across the globe: connecting buyers and sellers, enabling everyday commerce, helping to power data-driven decisions and having a positive social impact.

I am also proud of the commitment of the Board of Directors. Our role as an independent Board is to provide oversight of the strategy, management and execution of these activities in a manner that ensures a continued high-level of performance and strong delivery of value to all stakeholders, including you, the company's stockholders. Our Board of Directors is a group of capable and diverse leaders with relevant experiences across many industries and geographies.

The Board's relationship with the Mastercard team has been one that emphasizes thoughtful debate, excellence, commonality of values, candor, and a strong commitment to work together to deliver on the objectives set for Mastercard's growth and success.

Finally, I would also like to thank all of Mastercard's employees for their hard work throughout this year and our stockholders and customers for their continued support. We know that success is a shared journey, and we look forward to a strong year ahead. Despite many uncertainties, it is an exciting time.

Michael and I look forward to sharing more with you at our upcoming annual meeting.

**Merit E. Janow**
Board Chair

*Great companies devise powerful and purposeful strategies and execute them with excellent management teams. They distinguish themselves even further if they have the resilience and ability to pivot when faced with disruptive forces.*



Back row, standing, from left: Harit Talwar; Youngme Moon, Risk Committee Chair; Rima Qureshi; Michael Miebach, President and CEO; Candido Bracher

Middle row, seated, from left: Richard K. Davis, HRCC Chair; Merit E. Janow, Board Chair and NCG Chair; Julius Genachowski, Audit Committee Chair

Front row, seated, from left: Choon Phong Goh; Lance Uggla; Oki Matsumoto; Gabrielle Sulzberger

# Notice of 2023 annual meeting of stockholders


**When**
Tuesday, June 27, 2023
at 8:30 a.m. (Eastern time)


**Record date**
April 28, 2023


**Who can vote**
Holders of Mastercard's Class A common stock at the close of business on April 28, 2023


**Location**
Live webcast at:
www.virtualshareholdermeeting.com/MA2023

Dear Stockholder:

You are invited to attend the Annual Meeting of Stockholders of Mastercard Incorporated (Annual Meeting), which will be held virtually on Tuesday, June 27, 2023 at 8:30 a.m. (Eastern time) at www.virtualshareholdermeeting.com/MA2023.

## Items of business

| | Items of business | Board vote recommendation | For more information |
|---|---|---|---|
| **1** | Election of the 12 nominees named in this proxy statement to serve on Mastercard's Board of Directors | ✓ **FOR** each director nominee | > See pg 24 |
| **2** | Advisory approval of Mastercard's executive compensation | ✓ **FOR** | > See pg 64 |
| **3** | Advisory approval of the frequency of future advisory votes on executive compensation | ✓ **1 YEAR** | > See pg 108 |
| **4** | Approval of Mastercard Incorporated Employee Stock Purchase Plan | ✓ **FOR** | > See pg 110 |
| **5** | Ratification of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for Mastercard for 2023 | ✓ **FOR** | > See pg 116 |
| **6-10** | Stockholder proposals | ✗ **AGAINST** | > See pg 120 |

**Annual meeting website and voting in advance**

We have created an annual meeting website to make it easy for you to access our Annual Meeting materials at www.mastercardannualmeeting.com. There you will find an overview of the voting items, the proxy statement and the annual report to read online or download, as well as a link to vote your shares.

Your vote is important. Please vote as soon as possible by one of the methods shown below. Be sure to have your proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials in hand and follow the below instructions:


**By telephone**
You can vote your shares by calling 800.690.6903 toll-free


**By Internet**
You can vote your shares online at www.proxyvote.com


**By mail**
Complete, sign, date and return your proxy card or voting instruction form in the postage-paid envelope provided

## Attending the Annual Meeting

As a result of the COVID-19 pandemic, we held our annual stockholder meeting in 2020, 2021 and 2022 virtually. Based on our experience over the last three years, our Board and management believe that holding our annual meeting in a virtual format offers a wider group of stockholders the opportunity to participate in the meeting.

Our Board intends to continue with the use of the virtual meeting format. The Annual Meeting will be a virtual-only meeting held on June 27, 2023 at 8:30 a.m. (Eastern time). Our Board will be taking the following steps to ensure adequate participation:

- Stockholders are able to vote their shares electronically online during the meeting by going to www.virtualshareholdermeeting.com/MA2023 and logging in using their unique 16-digit control number
- Stockholders may submit relevant questions in advance of the meeting by submitting a question under the "Questions for Management" tab at proxyvote.com
- Stockholders may submit relevant questions during the meeting by entering a question in the Q&A field
- We will respond to relevant questions as time permits. If substantially similar questions are received, management may group them together and provide a single response to avoid repetition and allow time for additional topics to be discussed. We expect to address certain unanswered relevant questions on our investor relations site in due course after the meeting.

- Additional rules of conduct will be posted in advance on the "Investor Relations" section of the company's website at https://investor.mastercard.com
- Those without a control number may attend as guests of the meeting but will not have the option to vote their shares, ask questions or otherwise participate in the Annual Meeting

Stockholders are encouraged to log in to the webcast up to 15 minutes before the virtual Annual Meeting's start time. You can find more information under "About the Annual Meeting and voting" on pg 138 of the proxy statement that follows.

### Audio webcast

In addition to participating in the virtual Annual Meeting, you can listen to a live audio webcast of our virtual Annual Meeting by visiting https://investor.mastercard.com/overview/default.aspx the "Investor Relations" page of our website, beginning at 8:30 a.m. (Eastern time) on June 27, 2023.

### Date of mailing

We will begin mailing our Proxy Materials on or about April 28, 2023.

Unless you attend (and vote at) the virtual Annual Meeting, Mastercard must receive your vote either by telephone, Internet, proxy card or voting instruction form by 11:59 p.m. (Eastern time) on June 26, 2023 for your vote to be counted. Telephone and Internet voting facilities will close at that time.

Voting by telephone or Internet or by returning your proxy card or voting instruction form in advance of the virtual Annual Meeting does not deprive you of your right to attend or vote at the virtual Annual Meeting.

By Order of the Board of Directors,



**Adam Zitter**
Corporate Secretary
Purchase, New York
April 28, 2023

---

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS**
Mastercard Incorporated's Proxy Statement for the 2023 Annual Meeting of Stockholders (the Proxy Statement) and the 2022 Annual Report on Form 10-K (the 2022 Form 10-K) are available at www.proxyvote.com.

---

# Proxy summary

This summary highlights information contained elsewhere in this proxy statement and does not contain all of the information that you should consider. You should read the entire proxy statement carefully before voting.

## Our mission and purpose and the Mastercard Way

At Mastercard, we are powering economies and empowering people, building a sustainable economy where everyone prospers. We deliver on this vision by connecting and powering an inclusive, digital economy that benefits everyone, everywhere by making transactions safe, simple, smart and accessible. Using secure data and networks, partnerships and passion, our innovations and solutions help individuals, financial institutions, governments and businesses realize their greatest potential. Collectively, these efforts are helping us cultivate and grow long-term opportunities and deliver continual value for all stakeholders. With connections across more than 210 countries and territories, we are building a sustainable world that unlocks priceless possibilities for all.

The Mastercard Way is the statement of our culture: how we work and why we work that way. It consists of three principles that address where we are going as an organization, how we work together, and how we deliver for our customers and each other. • Create value • Grow together • Move fast

## Our Board nominees

| Name | | Age | Director since | Primary occupation | Committee membership | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Audit | HRCC | NCG | Risk |
| Merit E. Janow, Board Chair | | 65 | 2014 | Dean Emerita, School of International and Public Affairs, and Professor of Practice, International Economic Law and International Affairs, Columbia University | ● | | chair | |
| Candido Bracher | | 64 | 2021 | Former CEO, Itaú Unibanco Group | ● | | | ● |
| Richard K. Davis | | 65 | 2018 | Former Executive Chairman & CEO, U.S. Bancorp | | chair | ●* | |
| Julius Genachowski | | 60 | 2014 | Managing Director, The Carlyle Group | chair | ● | | ● |
| Choon Phong Goh | | 59 | 2018 | CEO, Singapore Airlines Limited | | | ● | ● |
| Oki Matsumoto | | 59 | 2016 | Founder, Chairman and CEO, Monex Group, Inc. | | ● | | |
| Michael Miebach | | 55 | 2021 | President and CEO | | | | |
| Youngme Moon | | 59 | 2019 | Donald K. David Professor of Business Administration, Harvard Business School | | ● | | chair |
| Rima Qureshi | | 58 | 2011 | Executive Vice President and Chief Strategy Officer, Verizon Communications Inc. | ● | | | ● |
| Gabrielle Sulzberger | 🔍 | 63 | 2018 | Senior Advisor, Two Sigma Impact | ● | | ● | |
| Harit Talwar | | 62 | 2022 | Former Partner and Chairman of Consumer Business (Marcus), Goldman Sachs | | ● | | |
| Lance Uggla | 🔍 | 61 | 2019 | CEO, BeyondNetZero | ● | ● | | |

👤 Committee chair     ● Committee member     🔍 Audit Committee financial expert     *Non-voting observer, until the Annual Meeting

# Our director nominees' experience, tenure, independence and diversity



## 92%

11 of our 12
director nominees are **independent**



## 64%

7 of our 11 independent director
nominees identify as **racially or
ethnically diverse**



## 64%

7 of our 11 independent director
nominees are **non-U.S. citizens and/or
have international experience**



## 36%

4 of our 11 independent director
nominees identify as **female**



## 36%

4 of our 11 independent director nominees
have a **tenure of 4 years or less**



## 61

**Average age** of our independent director nominees as of
the date of the Annual Meeting

**Average tenure** in years of our independent director
nominees as of the date of the Annual Meeting

## 5.6

# Director skills (including number of nominees possessing these skills)

|  |  |  |  |  |  |  |  |  |  |
|---|---|---|---|---|---|---|---|---|---|
| **Consumer** | **C-suite experience** | **Financial and risk** | **Global perspective** | **Information security** | **Payments** | **Public company board experience** | **Regulatory and governmental** | **Sustainability** | **Technology, digital and innovation** |
| 9 | 11 | 11 | 10 | 7 | 7 | 10 | 8 | 12 | 11 |

# Our engagement and transparency

During the past year, we engaged with our stockholders, as well as a broad range of our stakeholders, on a variety of topics.

## We engaged with stockholders owning more than 2/3 of our shares



### Stockholder engagement

Management and, where appropriate, directors engage with stockholders through various means, including in the boardroom, at conferences, and via video conference and telephone on a variety of topics. The exchanges we and our Board have had with stockholders provide us with a valuable understanding of our stockholders' perspectives and meaningful opportunities to share views with them.

- Board refreshment
- Business strategy and performance
- Compensation practices
- Data privacy
- Diversity, equity and inclusion
- Risk oversight
- Sustainability
- Talent and culture



### Sustainability engagement

We welcome the views of a broad range of stakeholders who serve as critical partners in identifying our key sustainability areas of impact. We regularly engage with these stakeholders to better understand their views and sustainability concerns and ensure we are prioritizing issues important to both our stakeholders and our long-term business success.

- Community and non-governmental organizations
- Employees, financial institutions, merchants and customers
- Governments and regulators
- International organizations
- Stockholders
- Suppliers



### Commitment to transparency

Our website disclosures address critical matters of interest to our stakeholders, including our commitment to social responsibility.

- Center for Inclusive Growth
- Diversity, equity and inclusion
- Global Tax Principles
- Human Rights Statement
- Modern Slavery Statement
- Political activity/political spending
- Privacy and data protection
- Sustainability Bond Report
- Sustainability Report
- Talent and culture

## Engagement and transparency

# Our performance

The following are our key financial and operational highlights for 2022, including growth rates over the prior year:

| GAAP | | |
|---|---|---|
| Net revenue | Net income | Diluted EPS |
| $22.2B | $9.9B | $10.22 |
| up 18% | up 14% | up 17% |
| NON-GAAP[1] (currency-neutral) | | |
| Adjusted net revenue | Adjusted net income | Adjusted diluted EPS |
| $22.2B | $10.3B | $10.65 |
| up 23% | up 32% | up 34% |

 **Gross dollar volume** (growth on a local currency basis)
$8.2T
up 12%

 **Cross-border volume growth** (on a local currency basis)
up 45%

 **Switched transactions**
125.7B
up 12%

[1] Non-GAAP results (including growth rates) exclude the impact of gains and losses on equity investments, Special Items and/or foreign currency. Refer to Appendix A for the reconciliation to the most direct comparable GAAP financial measures and our reasons for presenting them.

| Capital returned to stockholders in 2022 | | | Cash flow from operations |
|---|---|---|---|
| Total | Repurchased shares | Dividends paid | 2022 |
| $10.7B | $8.8B | $1.9B | $11.2B |

Our strong performance over the years has resulted in substantial stock price appreciation.

**Comparison of cumulative five-year total return***



* Assumes a $100 investment in our Class A common stock and both of the indices and the reinvestment of dividends. Mastercard's Class B common stock is not publicly traded or listed on any exchange or dealer quotation system.

| Stock price at IPO May 2006 | Stock price December 31, 2022 | Increased by more than |
|---|---|---|
| $3.90 | $347.73 | 89 times |

# Environmental, social and governance

Environmental, social and governance (ESG) matters are fundamental to our business strategy, and we leverage our employees, technology, resources, partnerships and expertise to drive positive, lasting impact. Our ESG strategy is expressed through three pillars — People, Prosperity, Planet — and all the work we do is grounded in strong governance principles. Our commitment to environmental and social responsibility — and our core value of operating ethically, responsibly and with decency — is directly connected to our continuing success as a business.

To help further align our actions with our ESG goals, and to help ensure all Mastercard employees share in the responsibility to uphold these goals, we link our annual incentive programs for executives and employees to ESG performance measures, including quantitative objectives for financial inclusion, gender pay equity and GHG emissions. See pg 73 of Compensation Discussion & Analysis for additional detail.

## Our progress on key ESG goals in 2022

 **People**

 **Prosperity**

 **Planet**

- Toward our goal to close the global gender median pay gap at Mastercard, in 2022, we increased the median pay for female employees to 94.0% of median pay for male employees, up 0.8% from 2021.[1] Females continue to earn $1 for every $1 males earn, with the median pay gap predominantly due to the fact that we have more men in senior roles, not because men are paid more

- Toward our goal to grow U.S. Black leadership at the vice president level and above at Mastercard by 50% by 2025, we grew the number of Black leaders at the vice president level and above from 62 to 72 in 2022. Since 2020, the percentage of Black representation in leadership at the vice president level and above has grown by 7%

- Toward our goal to connect 1 billion people to the digital economy by 2025, we worked with our partners to connect more than 100 million in 2022. Since 2015, with partners, we have connected more than 780 million people to the digital economy

- Toward our goal of net zero greenhouse gas (GHG) emissions by 2040, and our science-based targets of 38% absolute reduction in Scope 1 and 2 GHG emissions and 20% absolute reduction in Scope 3 GHG emissions by 2025 from our 2016 base year, in 2022, we reduced emissions by 44% and 40%, respectively, from our 2016 base year

---

[1] The gender pay gap shown above uses a 2021 baseline pay gap of 93.2%. The resulting 2022 pay gap of 94.0% (+0.8 percentage points (ppt)) uses data as of September 30, 2022 and neutralizes for currency fluctuations over the measurement period by using 2021 foreign exchange (FX) rates.

# Compensation

## Mastercard's strategy

Our strategy centers on growing our payments capabilities, diversifying our customers and geographies, and building new capabilities through a combination of organic and inorganic strategic initiatives. We are executing on this strategy through a focus on three key priorities:

- expand in payments for consumers, businesses and governments
- extend our services to enhance transactions and drive customer value
- embrace new network opportunities to enable open banking, digital identity and other adjacent network capabilities

These priorities are supported by six key drivers: People, Brand, Data, Technology, Franchise, and Doing well by doing good. For more information on our strategy, please see the section titled "Strategy" on pg 19.

## Our core executive compensation principles

Our executive compensation program is based on three core principles:

| Align the long-term interest of our executives with stockholders | Pay for performance | Pay competitively |

## Program design

To address these three core principles, we have designed a compensation program that supports our strategic objectives to expand in payments, extend our services, and embrace new network opportunities and that attracts, motivates and retains executives critical to Mastercard's long-term success:

- The majority of our executives' compensation is variable and at-risk and is tied to pre-established goals linked to financial, ESG and strategic objectives designed to create long-term stockholder value.
- Total direct compensation for our executives is weighted more toward long-term equity awards rather than on cash compensation.

## Executive compensation program highlights

- Based on performance outcomes for 2022, the corporate score for purposes of paying annual incentives under the Senior Executive Annual Incentive Compensation Plan (SEAICP) was 151% of target (see pgs 72-74 for more information).
- Based on performance outcomes over the three-year performance period, the payout rate for 2020 PSU awards was 19.2% (see pg 78 for more information).
- At our 2022 annual meeting of stockholders, 95% of the votes cast for the say-on-pay proposal were in favor of our executive compensation program and policies. We view this level of stockholder support as affirmation of our current pay programs and our pay for performance philosophy.

The Human Resources and Compensation Committee (HRCC) and management regularly review our compensation and benefit programs. Accordingly, we have adopted a number of practices over the last several years that affect our executive compensation program:

| **What we do** | **What we don't do** |
|---|---|
| ☑ Pay for performance | ☒ No hedging or pledging of Mastercard stock |
| ☑ Align executive compensation with stockholder returns through long-term incentives | ☒ No excise tax gross-ups for executive officers |
| ☑ Reinforce the importance of sustainability by linking annual incentive compensation to ESG metrics | ☒ No tax gross-ups, other than under our global mobility programs |
| ☑ Maintain significant stock ownership requirements and guidelines, as well as a post-vest holding period on PSUs | ☒ No repricing of stock options |
| ☑ Use appropriate peer groups when establishing competitive compensation | ☒ No new evergreen employment agreements |
| ☑ Review management succession and leadership development programs | ☒ No dividend equivalents on unvested equity awards |
| ☑ Reward individual performance but with limits that cap individual payouts in executive incentive plans | ☒ No guaranteed annual salary increases or bonuses |
| ☑ Regularly assess compensation programs to mitigate undue risk taking by executives | ☒ No granting of discounted or reload stock options |
| ☑ Mandate "double-trigger" provisions for all plans that contemplate a change in control | ☒ No spring loading of equity grants |
| ☑ Maintain robust clawback and equity award forfeiture policies | |
| ☑ Retain an independent compensation consultant | |
| ☑ Hold an annual say-on-pay advisory vote | |

## Connecting pay to ESG in 2022

To reinforce the importance of sustainability, which is already a critical part of our culture of decency, for 2022, the HRCC approved the expansion of the ESG modifier under the annual incentive program to apply to all employees (previously in place for only senior executives). See pgs 72-74 for more information on the ESG modifier in our 2022 annual incentive plan.

# Strategy

Our strategy centers on growing our payment capabilities, diversifying our customers and geographies, and building new capabilities through a combination of organic and inorganic strategic initiatives. We are executing on this strategy through a focus on three key priorities:

- expand in payments for consumers, businesses and governments
- extend our services to enhance transactions and drive customer value
- embrace new network opportunities to enable open banking, digital identity and other adjacent network capabilities.

01

# Strategy

Mastercard is a technology company in the global payments industry. We connect consumers, financial institutions, merchants, governments, digital partners, businesses and other organizations worldwide by enabling electronic payments instead of cash and checks and making those payment transactions safe, simple, smart and accessible. We make payments easier and more efficient by providing a wide range of payment solutions and services using our family of well-known and trusted brands, including Mastercard®, Maestro® and Cirrus®. We operate a multi-rail payments network that provides choice and flexibility for consumers, merchants and our customers. Through our unique and proprietary core global payments network, we switch (authorize, clear and settle) payment transactions. We have additional payments capabilities that include automated clearing house transactions (both batch and real-time account-based payments). Using these capabilities, we offer integrated payment products and services and capture new payment flows. Our value-added services include, among others, cyber and intelligence solutions to allow all parties to transact easily and with confidence, as well as other services that provide proprietary insights, drawing on our principled use of secure consumer and merchant data. Our investments in new networks, such as open banking solutions and digital identity capabilities, support and strengthen our payments and services solutions. Our franchise model sets the standards and ground rules for our core global payments network that balance value and risk across all stakeholders and allows for interoperability among them. Our payment solutions are designed to ensure safety and security for the global payments ecosystem.

## Our key strategic priorities

Our strategy centers on growing our payments capabilities, diversifying our customers and geographies, and building new capabilities through a combination of organic and inorganic strategic initiatives. We are executing on this strategy through a focus on three key priorities:

- expand in payments for consumers, businesses and governments
- extend our services to enhance transactions and drive customer value
- embrace new network opportunities to enable open banking, digital identity and other adjacent network capabilities

Our priorities support and build upon one another and are fundamentally interdependent.

**Expand in payments.** We focus on expanding upon our core payments network to enable payment flows for consumers, businesses, governments and others, as well as providing them with choice and flexibility to transact across multiple payment rails (including cards, real-time payments, account-to-account transactions, crypto and others), all while ensuring that all payments are safe, secure and seamless.

We do so by:

- *Driving growth in consumer payments* with a focus on accelerating digitization, growing acceptance and pursuing an expanded set of use cases, including through partnerships
- *Capturing new payment flows* by expanding our multi-rail capabilities and applications to penetrate key flows such as disbursements and remittances, commercial point-of-sale transactions, business-to-business (B2B) accounts payable flows and consumer bill payments
- *Leaning into new payment innovations* such as our piloting in 2022 of Mastercard Installments (our buy-now-pay-later solution) and developing solutions that support digital currencies and blockchain applications

**Extend our services.** Our services drive value for our customers and the broader payments ecosystem. These services include cyber and intelligence solutions, insights and analytics, consulting, marketing services, loyalty, processing and payment gateway solutions for e-commerce merchants. As we drive value, our services generate revenue which can also help accelerate our overall financial performance by supporting revenue growth in payments and new network opportunities.

We extend our services by:

- *Enhancing the value of payments* by making payments safe, secure, intelligent and seamless
- *Expanding services to new segments and use cases* to address the needs of a larger set of customers, including financial institutions, merchants, governments, digital players and others, while expanding our geographic reach
- *Supporting and strengthening new network capabilities*, including expanding services associated with digital identities and deploying our expertise in open banking and open data, including with improved analytics

**Embrace new network opportunities.** We are building and managing new adjacent network capabilities to power commerce and payments, creating new opportunities to develop and embed services.

We do so by:

- *Applying our open banking solutions* to help institutions and individuals exchange consumer-permissioned data securely and easily by enabling the reliable access, transmission and management of consumer data (including for opening new accounts, securing loans, increasing credit scores and enabling consumer choice in money movement and personal finance management)
- *Enabling digital identity solutions* to instill trust in the digital world and ensure that payments across consumers, companies, devices and virtual entities are efficient, safe and secure

**Each of our priorities supports and builds upon each other and are fundamentally interdependent.**

- *Payments* provide data and distribution to drive scale and differentiation in services and enable the development and adoption of new network capabilities
- *Services* improve the security, efficiency and intelligence of payments, improve portfolio performance, differentiate our offerings, strengthen our customer relationships and support our open banking and digital identity platforms
- *New network opportunities* strengthen our digital payments value proposition, including improved authentication with digital identity, and new opportunities to develop and embed services in our expanding product offerings

## Powering our success

These priorities are supported by six key drivers:

**People.** Our success is driven by the skills, experience, integrity and mindset of our people. We attract and retain top talent from diverse backgrounds and industries. Our people and our winning culture are based on decency, respect and inclusion where people have opportunities to perform purpose-driven work that impacts communities, customers and co-workers on a global scale. The diversity and skill sets of our people underpin everything we do.

**Brand.** Our brands and brand identities serve as a differentiator for our business, representing our values and enabling us to accelerate growth in new areas.

**Data.** We use our data assets, infrastructure and platforms to create a range of products and services for our customers while incorporating our data principles in how we design, implement and deliver those solutions. Our Privacy by Design and Data by Design processes have been developed to ensure we embed privacy, security and data controls in all of our products and services, keeping a clear focus on protecting customers' and individuals' data.

**Technology.** Our technology provides resiliency, scalability and flexibility in how we serve customers. It enables broader reach to scale digital payment services to multiple channels, including mobile devices. Our technology standards, services and governance model help us to serve as the connection that allows financial institutions, financial technology companies (fintechs) and others to interoperate and enable consumers, businesses, governments and merchants to engage through digital channels.

**Franchise.** We manage an ecosystem of stakeholders who participate in our network. Our franchise creates and sustains a comprehensive series of value exchanges across our ecosystem. We provide a balanced ecosystem where all participants benefit from the availability, innovation, and safety and security of our network and platforms. Our franchise enables the scale of our payments network and helps ensure our multiple payments capabilities operate under a single governance structure, which can be extended to new opportunities.

**Doing well by doing good.** Sustainable impact is fundamental to our business strategy, and we leverage our employees, technology, resources, partnerships and expertise to address social, economic and environmental challenges. Our ESG priorities are expressed through three pillars - People, Prosperity, Planet - and all of the work we do is grounded in strong governance principles.

Our priorities support and build upon one another and are fundamentally interdependent.

## Our strategy

## Our key priorities

## Powering our success



**Grow**
our core

**Diversify**
into new customers
and geographies

**Build**
new areas
for the future



Expand in payments

Extend our services

Embrace new networks



**People**

**Brand**

**Data**

**Technology**

**Franchise**

**Doing well by doing good**

# Corporate governance

We are committed to enhancing our corporate governance practices, which we believe help us sustain our success and build long-term value for our stockholders. Our Board of Directors oversees Mastercard's strategic direction and the performance of our business and management. Our governance structure enables independent, experienced, diverse and accomplished directors to provide advice, insight, guidance and oversight to advance the interests of the company and our stockholders. We have long maintained strong governance standards and a commitment to transparent financial reporting and strong internal controls.

02

# Proposal 1: Election of directors



The Board unanimously recommends that stockholders vote FOR each nominee to serve as director.

## Election process

Each member of our Board is elected annually by our Class A stockholders for a one-year term that expires at our next annual meeting. When our Board members are elected, they also are automatically appointed as directors of our operating subsidiary, Mastercard International Incorporated (Mastercard International). Our directors are elected by an affirmative vote of the majority of the votes cast at the annual meeting of stockholders, subject to our majority voting policy. You can find more about this in "About the Annual Meeting and voting" on pg 138.

## Refreshing the Board and nominating directors

Our Nominating and Corporate Governance Committee (NCG) reviews and selects candidates for nomination to our Board in accordance with its charter. Based on its review, coupled with our age and tenure limits, the NCG determines whether Board refreshment is needed in the near future. The NCG then identifies nominees who would be valuable assets to our Board and to Mastercard. Consistent with the limits of our bylaws, the size of our Board may fluctuate depending on our evolving strategic needs. As we identify individuals with the right talent and skills, we may seek to have them join our Board. As a result, you may see the Board size fluctuate over time.

## Identifying director candidates

You can find out more about our nomination process in the NCG's charter and our Corporate Governance Guidelines at https://investor.mastercard.com/corporate-governance/board-committees/default.aspx.

### Stockholder recommendations of director candidates



Submit recommendations to:

Office of the Corporate Secretary

2000 Purchase Street
Purchase, NY 10577
Attention: Corporate Secretary

The NCG evaluates stockholder recommendations using the same process it follows for other candidates. Recommendations do not constitute candidate nominations, which must meet our bylaw requirements. The NCG may request such additional information as it deems appropriate.

**Board refreshment process**

      

Board composition, including director skills, is analyzed at least annually to ensure alignment with our long-term growth strategy and robust diversity

Potential candidate list is developed based on a number of inputs and recommendations, including self-evaluation results

Personal qualities, skills and background of potential candidates are considered

The NCG meets with qualified candidates and makes recommendations

Board recommends nominees for election by the stockholders

Stockholders vote on nominees

**Four new independent directors** have been nominated to our Board in the past four years

**Key factors the Board considers when selecting directors and refreshing the Board**

**Diversity**

While the Board does not have a specific diversity policy, our Corporate Governance Guidelines provide that the NCG should seek to foster diversity on the Board when nominating directors for election by taking into account geographic diversity to reflect the geographic regions in which we operate in a manner approximately proportional to our business activity, as well as diversity of viewpoints, age, gender, sexual orientation, race, ethnicity, nationality and cultural background.



# 64%

7 of our 11 independent director nominees identify as **racially or ethnically diverse**

- 5 identify as Asian
- 1 identifies as Black
- 1 identifies as Latino



# 36%

4 of our 11 independent director nominees identify as **female**



# 64%

7 of our 11 independent director nominees are **non-U.S. citizens and/or have international experience**

**Age and tenure as of the date of the Annual Meeting**

Our Corporate Governance Guidelines generally require that our non-employee directors not stand for re-election following the earlier of their 15th anniversary on the Board or their 72nd birthday. The Board considers these requirements as part of a broader discussion of our directors' experience and qualifications, as well as when and how to refresh its membership.

Average tenure in years of our independent director nominees

# 5.6



# 36%

4 of our 11 independent director nominees have a **tenure of 4 years or less**



# 61

**Average age** of independent director nominees

# Director criteria, qualifications and experience

The NCG believes that all directors should:

| **meet the highest standards of professionalism, integrity and ethics** | **be committed to representing the long-term interests of our stockholders** | **possess strength of character and maturity in judgment** | **reflect our corporate values, including trust, agility, initiative and partnership** |
| --- | --- | --- | --- |

## Nominees for election as directors

At the Annual Meeting, the Board recommends the election of the following 12 nominees, each to hold office until the next annual meeting of stockholders or until their successor is elected and qualified, subject to their earlier resignation, death or removal:

| | |
| --- | --- |
| Merit E. Janow, Board Chair | Michael Miebach (President and CEO) |
| Candido Bracher | Youngme Moon |
| Richard K. Davis | Rima Qureshi |
| Julius Genachowski | Gabrielle Sulzberger |
| Choon Phong Goh | Harit Talwar |
| Oki Matsumoto | Lance Uggla |

Jackson Tai is not standing for re-election at the Annual Meeting, in accordance with our age limits policy.

Each of our director nominees was approved by the NCG and recommended to the Board for approval following an evaluation of his or her qualifications and prior board service. Each nominee has agreed to be named in this proxy statement and to serve if elected. Should any nominee be unable to serve, the persons designated as proxies reserve full discretion to vote for another person or the Board may reduce its size.

## Experience

The NCG strives for a Board that spans a range of leadership and skills and represents other experience relevant to Mastercard's strategic vision and global activities. Experience and skills that the NCG believes are desirable to be represented on the Board and the director nominees who have each such experience or skill are indicated below. In light of the individual experiences and qualifications of each of our director nominees, our Board has concluded that each of our director nominees should be elected at the Annual Meeting. The strong qualifications that make each of our director nominees highly valuable assets to our Board are described below and in the biographies that follow.

| Name | Skills & experience | | | | | | | | | | Diversity & gender | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Consumer | C-suite experience | Financial & risk | Global perspective | Information security | Payments | Public company board experience | Regulatory & governmental | Sustainability | Technology, digital & innovation | Race/ethnic diversity | Gender |
| Janow | | ● | ● | ● | ● | ● | ● | ● | ● | ● | | F |
| Bracher | ● | ● | ● | | ● | ● | ● | ● | ● | ● | ● | M |
| Davis | ● | ● | ● | | ● | ● | ● | ● | ● | | | M |
| Genachowski | ● | ● | ● | ● | ● | | ● | ● | ● | ● | | M |
| Goh | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | M |
| Matsumoto | | ● | ● | ● | | | ● | | ● | ● | ● | M |
| Miebach | ● | ● | ● | ● | | ● | | ● | ● | ● | | M |
| Moon | ● | | | ● | | | ● | | ● | ● | ● | F |
| Qureshi | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | F |
| Sulzberger | ● | ● | ● | ● | | | ● | | ● | ● | ● | F |
| Talwar | ● | ● | ● | ● | ● | ● | | ● | ● | ● | ● | M |
| Uggla | | ● | ● | ● | | | ● | | ● | ● | | M |
| Total | 9 | 11 | 11 | 10 | 7 | 7 | 10 | 8 | 12 | 11 | 7 | 4F/8M |

### Skills & experience descriptions

Consumer including brand, marketing and retail experience and other merchant background

C-suite experience including service as a chief executive officer at a publicly traded or private company

Financial & risk including risk management orientation

Global perspective including significant experience in the geographic regions in which we operate

Information security including cybersecurity and data privacy

Payments including within retail banking, payments infrastructure, telecommunications, technology and data

Public company board experience both U.S. and non-U.S.

Regulatory & governmental including deep engagement with regulators as part of a business and/or through positions with governments and regulatory bodies

Sustainability including environmental/climate change, talent and culture, and social responsibility initiatives

Technology, digital & innovation including application of technology in payments, mobile and digital, as well as Internet, retail and social media experience

# Merit E. Janow

Dean Emerita (since March 2022), School of International and Public Affairs, and Professor of Practice (since 1993), International Economic Law and International Affairs, Columbia University, a private university



**Board Chair since**
January 2022

**Former Lead Director**
January 2021-December 2021

**Director since**
June 2014

**Age at Annual Meeting**
65

Professor Janow contributes extensive global perspective as a dean and professor of international economic law and international affairs, especially with respect to the Asia Pacific region, where she has an extensive background. Her university career, public board service and other initiatives provide significant insight on technology, innovation, digital matters, cybersecurity and sustainability (including oversight of academic-related initiatives in the ESG space). She brings deep experience in dealing with governments and regulatory bodies through her past government service, and her academic and legal career, as well as through her service on not-for-profits and advisory bodies.

**Board committees**
- Nominating and Corporate Governance (chair)
- Audit

**Current public company boards**
- Aptiv PLC (Compensation and Human Resources, and Nominating and Governance committees)

**Additional positions**
- Lead, SIPA entrepreneurship initiative
- Board member and proxy committee member of American Funds (a mutual fund family of the Capital Group) (more than 20 funds)
- Director of Japan Society and National Committee on U.S.-China Relations
- Member, Council on Foreign Relations
- Member, Mitsubishi UFJ Financial Group, Inc. global advisory board

**Previous experience**
- Several leadership positions at Columbia University (since 1994), including Dean, SIPA; and chairman, Advisory Committee on Socially Responsible Investing
- Member, Appellate Body of the World Trade Organization
- Executive director, the International Competition Policy Advisory Committee of the U.S. Department of Justice
- Deputy Assistant U.S. Trade Representative, Japan and China
- Past chairperson, Nasdaq Stock Market, Inc.

**Past public company boards**
- Trimble Inc.

 Consumer
 C-suite experience
 Financial and risk
 Global perspective
 Information security
 Payments
 Public company board experience
 Regulatory and governmental
 Sustainability
 Technology, digital and innovation
 Audit Committee financial expert

# Candido Bracher

## Former CEO, Itaú Unibanco Group, a Brazilian bank



**Director since**
September 2021

**Age at Annual Meeting**
64

Mr. Bracher brings to the Board extensive payments experience and consumer insight as a former CEO and director of a publicly traded financial institution. His experience in highly regulated industries provides valuable perspective on engaging and partnering with regulators. Mr. Bracher's extensive experience in financial services contributes strong financial understanding. As a former CEO, he brings extensive experience with respect to culture development and talent management, as well as focus on social responsibility and environmental initiatives.

**Board committees**
- Audit
- Risk

**Current public company boards**
- Itaú Unibanco Group

**Additional positions**
- Director, BM & FBOVESPA (now known as B3 — Brasil Bolsa Balcão S.A. (Brazil Stock Exchange and Over-the Counter Market) (2009-2014)
- Director, Pão de Açúcar — Companhia Brasileira de Distribuição (2005-2013) (alternate member of the Board of Directors (1999 to 2005))

**Previous experience**
- Various senior positions at Itaú Unibanco Group, including CEO (January 2017-February 2021); General Director, Banco Wholesale (2015-2017); and Vice President (2004-2015)

          

Consumer | C-suite experience | Financial and risk | Global perspective | Information security | Payments | Public company board experience | Regulatory and governmental | Sustainability | Technology, digital and innovation | Audit Committee financial expert

# Richard K. Davis

Former Executive Chairman and CEO, U.S. Bancorp, parent company of U.S. Bank, one of the largest commercial banks in the United States



**Director since**
June 2018

**Age at Annual Meeting**
65

Mr. Davis brings to the Board extensive payments experience and consumer insight as former CEO of a publicly traded financial holding company and former chairman of a banking association and payments company. His experience in highly regulated industries and as a former Federal Reserve representative provides a valuable perspective on engaging and partnering with regulators. Mr. Davis' extensive experience in financial services and his membership on public company audit and finance committees contribute strong financial understanding. As a CEO, he brings extensive experience with respect to culture development and talent management.

**Board committees**
- Human Resources and Compensation (chair)
- Nominating and Corporate Governance (Non-voting observer, until the Annual Meeting)

**Current public company boards**
- Dow Inc. (lead director, audit committee chair, corporate governance committee)
- Wells Fargo & Company (risk committee)

**Additional positions**
- Trustee, Mayo Clinic

**Previous experience**
- CEO, Make-A-Wish America (January 2019-November 2022)
- Several executive positions at U.S. Bancorp (2004-2018), including Executive Chairman (April 2017-April 2018); Chairman (2007-April 2017); CEO (December 2006-April 2017); and President (2004-January 2016)

**Past public company boards**
- DowDuPont Inc. and The Dow Chemical Company (Dow Inc. predecessor boards)
- U.S. Bancorp
- Xcel Energy, Inc.

          

| Consumer | C-suite experience | Financial and risk | Global perspective | Information security | Payments | Public company board experience | Regulatory and governmental | Sustainability | Technology, digital and innovation | Audit Committee financial expert |

# Julius Genachowski

## Managing Director, The Carlyle Group, a global investment firm (since January 2014)



**Director since**
June 2014

**Age at Annual Meeting**
60

Mr. Genachowski brings to the Board extensive regulatory and government experience, digital, technology and media expertise, information security insight, a global perspective, and engagement with both consumer and enterprise companies through a career as a senior government official, senior business executive, investor and director at or with technology, media and communications companies. Mr. Genachowski also adds valuable financial knowledge through experience in private equity, at a large public operating company and on public audit committees.

**Board committees**
- Audit (chair)
- Human Resources and Compensation
- Risk

**Current public company boards**
- Sonos Inc. (audit committee and nominating and corporate governance committee chair)

**Additional positions**
- Former member, President's Intelligence Advisory Board (U.S.)

**Previous experience**
- Chairman, U.S. Federal Communications Commission (2009-2013)
- Several other U.S. government roles, including chief counsel to FCC Chairman; law clerk to U.S. Supreme Court Justice David Souter; and congressional staff member, including for then-Representative Charles Schumer, and for the joint select committee investigating the Iran-Contra affair
- Senior executive roles with IAC/InterActiveCorp (Internet and media), including chief of business operations and general counsel

**Past public company boards**
- AsiaSat
- Sprint Corporation

          

Consumer | C-suite experience | Financial and risk | Global perspective | Information security | Payments | Public company board experience | Regulatory and governmental | Sustainability | Technology, digital and innovation | Audit Committee financial expert

# Choon Phong Goh

CEO, Singapore Airlines Limited, a multinational airline (since January 2011)



**Director since**
April 2018

**Age at Annual Meeting**
59

Mr. Goh brings to the Board strong consumer insight, global perspective and payments experience as the CEO and longtime senior executive of a publicly traded multinational airline. His prior positions in finance and information technology contribute valuable information security experience and financial understanding. As CEO of an airline, Mr. Goh brings extensive experience in talent management, culture development and sustainability, including with respect to climate change.

**Board committees**
- Nominating and Corporate Governance
- Risk

**Current public company boards**
- Singapore Airlines Limited

**Additional positions**
- Chairman, Budget Aviation Holdings Pte Ltd (100% owned by Singapore Airlines Limited)
- Director, SIA Engineering Company Limited (majority owned by Singapore Airlines Limited)
- Member, Board of Governors of the International Air Transportation Association

**Previous experience**
- Several executive positions at Singapore Airlines Limited (since 1990), including leadership positions such as Executive Vice President, Marketing and the Regions; President, Cargo; Senior Vice President, Finance; and Senior Vice President, Information Technology

          

Consumer · C-suite experience · Financial and risk · Global perspective · Information security · Payments · Public company board experience · Regulatory and governmental · Sustainability · Technology, digital and innovation · Audit Committee financial expert

# Oki Matsumoto

Founder, Chairman and CEO, Monex Group, Inc., an online securities brokerage firm (since February 2011)



**Director since**
June 2016

**Age at Annual Meeting**
59

Mr. Matsumoto is the founder and CEO of a Japan-based, publicly traded financial services holding company and former director of a stock exchange. Through a career in investment banking, Mr. Matsumoto provides global perspective and extensive financial expertise to the Board. His leadership of a global online securities brokerage firm provides valuable digital and innovation experience. He brings extensive talent management, culture development and sustainability experience.

**Board committees**
- Human Resources and Compensation

**Current public company boards**
- Monex Group, Inc. (nominating and compensation committees)

**Additional positions**
- Chairman, Coincheck, Inc.; TradeStation Group, Inc.; and Japan Catalyst, Inc.; and Founder, Monex, Inc., each a subsidiary of Monex Group, Inc.
- International Board member and Vice Chair, Human Rights Watch
- Councilor, International House of Japan
- Former member, Economic Counsel to the Prime Minister of Japan
- Former director, Tokyo Stock Exchange (2008-2013)

**Previous experience**
- Several executive positions at Monex, Inc., including representative director and CEO (since 1999)
- Several leadership positions at Goldman Sachs entities (1990-1998), including General Partner, Goldman Sachs Group, L.P.

**Past public company boards**
- JIN Co., Ltd.
- Kakaku.com, Inc.
- UZABASE, Inc.

 Consumer
 **C-suite experience**
 **Financial and risk**
 **Global perspective**
 Information security
 Payments
 **Public company board**
 Regulatory and governmental
 **Sustainability**
 **Technology, digital and innovation**
 Audit Committee financial expert

# Michael Miebach

## President and CEO (since January 2021)



**Director since**
January 2021

**Age at Annual Meeting**
55

Mr. Miebach contributes to the Board extensive global payments experience. As CEO of the company and a previous region president, he provides valuable perspective on engaging and partnering with regulators, as well as experience with talent management, culture development and sustainability. Mr. Miebach's prior experience as our Chief Product Officer provides strong consumer insights, as well as a deep focus on information security and innovation, including with digital and payments technology.

**Additional Mastercard positions**
- President (February 2020-December 2020)
- Chief Product Officer (January 2016-February 2020)
- President, Middle East and Africa (2010-2015)

**Additional positions**
- Director, Accion.org
- Advisory Director, Metropolitan Opera
- Director, World Resources Institute
- Member, U.S. Treasury's Advisory Committee on Racial Equity

**Previous experience**
- Managing Director, Middle East and North Africa, Barclays Bank PLC (2008-2010)
- Managing Director, Sub-Saharan Africa, Barclays Bank PLC (2007-2008)
- Several executive positions at Citigroup in Germany, Austria, U.K. and Turkey (1994-2007)

 **Consumer**   **C-suite experience**   **Financial and risk**   **Global perspective**   **Information security**   **Payments**   Public company board experience   **Regulatory and governmental**   **Sustainability**   **Technology, digital and innovation**   Audit Committee financial expert

# Youngme Moon

Donald K. David Professor of Business Administration, Harvard Business School, a private university (since July 2014)



**Director since**
June 2019

**Age at Annual Meeting**
59

Professor Moon provides to the Board a deep understanding of strategy and innovation as a long-tenured professor at Harvard Business School. She brings strong global perspective and consumer and sustainability experience based on her exposure to research at Harvard Business School. She contributes sustainability insight through her service as a director at several retail and retail-centric consumer products companies (including as a member of ESG and corporate responsibility committees).

**Board committees**
- Human Resources and Compensation
- Risk (chair)

**Current public company boards**
- Sweetgreen, Inc. (compensation committee; nominating, environmental, social and governance committee)
- Unilever (corporate responsibility committee)
- Warby Parker Inc. (compensation committee)

**Previous experience**
- Several positions at Harvard Business School (since 1998), including Senior Associate Dean for Strategy and Innovation and Chair of the MBA Program

**Past public company boards**
- Avid Technology, Inc.
- Rakuten, Inc.
- Zulily, Inc.

 Consumer
 C-suite experience
 Financial and risk
 Global perspective
 Information security
 Payments
 Public company board experience
 Regulatory and governmental
 Sustainability
 Technology, digital and innovation
 Audit Committee financial expert

# Rima Qureshi

Executive Vice President and Chief Strategy Officer, Verizon Communications Inc., a multinational telecommunications conglomerate (since November 2017)



**Director since**
April 2011

**Age at Annual Meeting**
58

Ms. Qureshi contributes to the Board global perspective, digital expertise and innovation insight through her extensive senior-level experience at global telecommunications equipment and services providers, including roles in strategy, mergers and acquisitions, research and development, sales and services. Her work in the telecommunications and information technology industries and her completion of the NACD/Carnegie Mellon CERT certification in cybersecurity oversight provide the Board with relevant payments and information security expertise. Ms. Qureshi's experience affords her with a deep background in sustainability.

**Board committees**
- Audit
- Risk

**Additional positions**
- Director, GSMA Board (telecom industry association board) (audit committee)
- Director, Verizon Foundation
- Deputy Chair, Edison Alliance, World Economic Forum
- Member, McGill University International Advisory Board

**Previous experience**
- Several executive positions at Ericsson (1993-2017), including President, North America (2017); Senior Vice President, chief strategy officer and head of M&A (2014-2016); and Senior Vice President and head of business unit CDMA mobile systems

**Past public company boards**
- Great-West Lifeco Inc.
- Wolters Kluwer



Consumer    C-suite experience    Financial and risk    Global perspective    Information security    Payments    Public company board experience    Regulatory and governmental    Sustainability    Technology, digital and innovation    Audit Committee financial expert

# Gabrielle Sulzberger

## Senior Advisor, Two Sigma Impact, a private equity fund (since August 2020)



**Director since**
December 2018

**Age at Annual Meeting**
63

Ms. Sulzberger brings to the Board extensive financial experience and insight as a senior advisor and former general partner of private equity firms, chief financial officer of several companies, and a U.S. public company audit committee financial expert and former Board Chair. She contributes strong consumer insight, global perspective and payments experience, as well as extensive involvement with sustainability as leader of a consulting firm's ESG advisory practice and as a former director at several U.S. public company merchants, including her service as chairman of a major merchant in the quality retail food business. Her experience as chief financial officer of an open-source software company also provides valuable digital and innovation experience.

**Board committees**
- Audit
- Nominating and Corporate Governance

**Current public company boards**
- Cerevel Therapeutics Holdings, Inc. (audit committee chair; nominating and corporate governance committee)
- Eli Lilly and Company (audit, and directors and corporate governance committees)
- Warby Parker Inc. (compensation committee; nominating and corporate governance committee chair)

**Additional positions**
- Director, Acorns
- Chair, Global ESG Advisory, Teneo

**Previous experience**
- General Partner, Fontis Partners, L.P. (2005-2018)
- CFO, Gluecode Software Inc. (open-source software company)
- CFO, Crown Services (commercial contractors)

**Past public company boards**
- Bright Horizons Family Solutions Inc.
- Brixmor Property Group Inc.
- The Stage Stores, Inc.
- Teva Pharmaceutical Industries Limited
- Whole Foods Market, Inc.

          

Consumer | C-suite experience | Financial and risk | Global perspective | Information security | Payments | Public company board experience | Regulatory and governmental | Sustainability | Technology, digital and innovation | Audit Committee financial expert

# Harit Talwar

Former Partner and Chairman of Consumer Business (Marcus), an online only bank, Goldman Sachs



**Director since**
April 2022

**Age at Annual Meeting**
62

Mr. Talwar contributes to the Board extensive senior-level global payments experience and consumer insight through his leadership roles in payments and consumer banking across Europe, India, the Middle East and North America. This experience provides global perspective and regulatory insight. His experience leading complex business functions brings extensive insight with respect to culture development and talent management.

**Board committees**
- Human Resources and Compensation

**Additional positions**
- Non-Executive Chair, Better.com
- Co-Chairman of the Board, American India Foundation (since 2012)
- Member, Global Board of Trustees, Asia Society (since 2019)
- Founder and Sponsor, Ashoka University, Sonipat, Haryana, India

**Previous experience**
- Partner and Chairman of Consumer Business (Marcus), Goldman Sachs (May 2015-January 2021)
- President, U.S. Cards, Discover Financial Services (January 2008-May 2015)
- Executive Vice President, Head of Payments, Discover Financial Services (January 2004-January 2008)
- Head of Consumer Banking International, Morgan Stanley (August 2000-December 2003)
- Various roles, Citibank (1985–2000)



Consumer   C-suite experience   Financial and risk   Global perspective   Information security   Payments   Public company board experience   Regulatory and governmental   Sustainability   Technology, digital and innovation   Audit Committee financial expert

# Lance Uggla

## CEO, BeyondNetZero (a venture targeting growth equity investments related to climate change) (since April 2022)



**Director since**
June 2019

**Age at Annual Meeting**
61

Mr. Uggla brings to the Board a global perspective as well as deep insight across data, technology and innovation as a former chairman and CEO of a publicly traded company that provides information, analytics and digital solutions to customers in business, finance and government. He provides extensive financial experience given his career within financial markets both as a founder and CEO of an information and analytics company, as well as through several executive management positions at global investment dealers. As CEO of a venture focused on climate change, Mr. Uggla contributes valuable sustainability perspective. His broad CEO service also contributes strong experience in talent management and culture development.

**Board committees**
- Audit
- Human Resources and Compensation

**Additional positions**
- Executive Trustee, Tate Foundation

**Previous experience**
- Several executive positions at IHS Markit Ltd. and its predecessors Markit Ltd., Markit Group Holdings Ltd. and Mark-It Partners, Ltd. (all since 2003), including chairman and CEO (January 2018-February 2022); founder, chairman and CEO (January 2003-July 2016); and President and COO (July 2016-December 2017)
- Executive management positions at Toronto-Dominion Securities (1995-2003), including Vice Chairman and Head of Europe and Asia
- Head of Global Markets at CIBC Wood Gundy (1986-1995)

**Past public company boards**
- IHS Markit Ltd.

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
|  |  |  |  |  |  |  |  |  |  |  |
| Consumer | C-suite experience | Financial and risk | Global perspective | Information security | Payments | Public company board experience | Regulatory and governmental | Sustainability | Technology, digital and innovation | Audit Committee financial expert |

# Board and committees

## Board of Directors

**5**
number of meetings in 2022

**75%+**
attendance
Board and committee meetings

**100%**
attendance
2022 annual meeting of stockholders

**Merit E. Janow**
Board Chair

### Primary responsibilities of the Board

In addition to its general oversight of management, the Board performs a number of specific functions, including:

- Understanding and approving the company's long-term, key strategies;
- Understanding the issues and risks that are central to the company's success, including cybersecurity matters;
- Selecting, evaluating and compensating the CEO and overseeing CEO succession planning;
- Overseeing the performance of management;
- Reviewing, approving and monitoring fundamental financial and business strategies and major corporate actions;
- Ensuring processes are in place for maintaining an ethical corporate culture;
- Overseeing the quality and integrity of the company's financial statements and reports and the company's compliance with legal and regulatory requirements; and
- With the assistance of the applicable committee, adopting a charter for each of the Audit Committee, the HRCC, the Nominating and Corporate Governance Committee (NCG) and the Risk Committee.

### Board leadership structure

We have an independent Board Chair, Merit E. Janow. Ms. Janow was unanimously elected by the Board to the independent Board Chair role effective January 1, 2022 and previously served as our Lead Director.

The role of the Board Chair is to provide governance and leadership to the Board, including helping to organize the Board's work and reviewing the information provided to our directors to enable them to effectively carry out their responsibilities. Chair Janow's responsibilities as Board Chair include, among other things:

- Presiding over Board meetings and executive sessions of non-management and independent directors;
- Overseeing the adequacy of information available to directors;
- Coordinating feedback on issues discussed in executive session, as well as performance, to the CEO;
- Facilitating effective communication between the Board and our stockholders, including by, among other things, presiding over the annual meeting, and any special meetings, of stockholders;
- Working with the CEO and Corporate Secretary to set Board meeting agendas; and
- Providing advice and counsel to the CEO.

While the Board does not have a specific policy regarding the separation of the Board Chair and CEO roles, as it believes it is in the company's best interests to make that determination based on the position and direction of Mastercard and the composition of the Board at a particular time, we believe that having an independent Board Chair is currently in the best interests of Mastercard, given Ms. Janow's previous experience on our Board, knowledge of the company and ability to provide independent oversight of management. Michael Miebach, our CEO, focuses on managing the company's operations and strategy while providing an important link between the Board's oversight and management of Mastercard's day-to-day operations. The Board believes its risk management processes are well-supported by the current Board leadership structure.

The Board holds regularly scheduled meetings of independent directors in executive session without management present and may meet more frequently upon the request of any independent director. The Board Chair presides at these sessions.

**Director attendance at meetings**

During 2022, each director attended 75% or more of the meetings held by the Board and committees on which the member served during the period the member was on the Board or committee.

We encourage directors to attend our annual meeting. All Board members attended our 2022 annual meeting of stockholders.

**Director business and region visits**

Our Board uses its meetings to gain firsthand understanding of the culture in each region, as well as the issues and challenges we face, and to learn how they tie into our strategic goals. This includes meeting periodically with senior managers throughout our global business, local/regional employees and stakeholders, such as policymakers, government officials and business leaders, and customers that are strategically important to our business.

## Board committees

The Board has a standing Audit Committee, Human Resources and Compensation Committee, Nominating and Corporate Governance Committee, and, effective June 1, 2022, a Risk Committee, each of which operates under a written charter that is posted on our website, https://investor.mastercard.com/corporate-governance/board-committees/default.aspx.

For more information about Board responsibilities and functions, please see our Corporate Governance Guidelines posted on our website at https://investor.mastercard.com/corporate-governance/governance-guidelines/default.aspx.

## Audit Committee

Julius Genachowski
Chair

**Number of meetings in 2022**
**9**

**Other committee members:**
- Candido Bracher
- Merit E. Janow
- Rima Qureshi
- Gabrielle Sulzberger
- Jackson Tai*
- Lance Uggla

**Primary responsibilities**
The Audit Committee assists our Board in its oversight of:

- The quality and integrity of Mastercard's financial statements
- Mastercard's financial and operational risk exposures and its compliance with legal and regulatory requirements
- The qualifications, performance and independence of Mastercard's independent registered public accounting firm
- In coordination with the Risk Committee, risk assessment and risk management
- The performance of Mastercard's internal audit function
- The quality of Mastercard's internal controls

For more information about Audit Committee responsibilities and actions, see "Audit Committee report" on pgs 117-119.

**Independence**
Each committee member has been determined by the Board to qualify as independent under the independence criteria established by the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE). The Board also has determined that each committee member is "financially literate" within the meaning of the NYSE listing standards.

**Audit Committee financial experts**
The Board has identified each of Ms. Sulzberger, Mr. Tai* and Mr. Uggla as an "Audit Committee financial expert" under the applicable SEC rules based on their experience and qualifications.

\* Until the Annual Meeting

## Human Resources and Compensation Committee

Richard K. Davis
Chair

**Number of meetings in 2022**
**5**

**Other committee members:**
- Julius Genachowski
- Oki Matsumoto
- Youngme Moon
- Harit Talwar
- Lance Uggla

**Primary responsibilities**
The HRCC is primarily responsible for:

- Ensuring Mastercard's compensation and benefit programs attract, retain and motivate employees
- Ensuring pay practices are consistent with our compensation strategy, regulatory requirements and the practices of similar companies
- Determining annual and long-term goals for Mastercard and ensuring compensation of the CEO and key executives is commensurate with levels of performance
- Ensuring thoroughness of the succession planning process
- Reviewing key diversity initiatives and people and capabilities policies and practices
- Providing direction to management on strategies with significant people and capabilities implications

**Independence**
Each committee member has been determined by the Board to qualify as independent under the independence criteria established by the SEC and the NYSE, is a non-employee director for purposes of Rule 16b-3 under the Exchange Act and is an outside director for purposes of Section 162(m) of the Internal Revenue Code.

**Director compensation**
To learn more about how Mastercard considers and determines executive and non-employee director compensation, including the role of executive officers and the compensation consultant, see "Compensation discussion and analysis" beginning on pg 65.

## Nominating and Corporate Governance Committee

Merit E. Janow
Chair

**Number of meetings in 2022**
**5**

**Other committee members:**
- Choon Phong Goh
- Gabrielle Sulzberger
- Jackson Tai*
- Richard K. Davis (non-voting observer, until the Annual Meeting)

**Primary responsibilities**
The NCG's responsibilities include:

- Identifying individuals qualified to become directors
- Recommending that the Board select the candidates for directorships to be filled by the Board or by the stockholders
- Developing and recommending to the Board a set of corporate governance principles
- Overseeing the annual process for Board and committee self-evaluations
- Overseeing legal and public policy matters significant to Mastercard
- Taking a leadership role in shaping corporate governance with a focus on the long-term interests of Mastercard and its stockholders

- Overseeing Mastercard's significant ESG policies and programs and monitoring trends in the following areas:
  - corporate responsibility
  - environmental stewardship
  - human rights
  - other matters of significance to the company and its stockholders

**Review of director commitments**
Under our Corporate Governance Guidelines, directors notify us in advance of accepting other public company board appointments. Directors' service on public company boards is reviewed on a case-by-case basis by the NCG to ensure all directors are able to devote sufficient time to our Board and the committees on which they serve.

**Independence**
Each committee member has been determined by the Board to qualify as independent under the independence criteria established by the NYSE.

* Until the Annual Meeting

## Risk Committee

Youngme Moon
Chair

**Number of meetings in 2022**
**3**[**]

**Other committee members:**
- Candido Bracher
- Julius Genachowski
- Choon Phong Goh
- Rima Qureshi
- Jackson Tai*

**Primary responsibilities**
The duties of the Risk Committee, in coordination with the Audit Committee, where appropriate include:

- Reviewing Mastercard's risk management governance, framework and programs, including risk appetite and risk management culture
- Reviewing Mastercard's guidelines and policies with respect to risk assessment and risk management, major strategic risk exposures and management's oversight of such exposures
- In consultation with the Audit Committee, overseeing risk relating to settlement and counterparty risk

- Overseeing the operation and annual review of the company's risk appetite statement and metrics and their alignment with the company's strategic, capital and financial plans, and, where applicable, regulatory requirements and recommend approval of the risk appetite statement to the Board
- Overseeing risks relating to information security, privacy and data protection, governmental and regulatory compliance, franchise and competition (including digital disintermediation)
- Reviewing risks regarding the company's regulated activities
- Reviewing regulatory examination or independent auditor reports pertaining to matters within the Risk Committee's purview

**Independence**
Each committee member has been determined by the Board to qualify as independent under the independence criteria established by the NYSE.

* Until the Annual Meeting

** The Risk Committee held 3 meetings following its formation in June 2022

## Board and committee evaluation

The Board believes that an annual review of its performance is critical to ensuring its overall effectiveness. Each year, the Board and its committees undergo an evaluation to examine membership, composition, committee member and committee chair rotation, and overall board refreshment. Our evaluation process is designed to identify ways in which to enhance the performance of the Board and ensure that our directors have the right experiences and skills to execute our strategy. The NCG oversees the annual evaluation process for the Board and each of its committees, determining its format and framework, including whether to use a third-party facilitator.

When we do not use a third-party facilitator, we utilize an individual director questionnaire to facilitate the annual self-evaluation of topics such as board and committee responsibilities and effectiveness, director contributions and interactions between the Board and management. Our Board Chair/NCG Chair reviews the questionnaire results and shares them with each committee chair. Each committee reviews its own assessment as well.

For 2022, the NCG used a third-party facilitator to assist with the Board and committee evaluation process. The facilitator utilized a questionnaire to explore topics such as strategy, risk management, board culture and leadership and conducted individual director interviews to obtain feedback on the performance and effectiveness of the Board and its committees. The facilitator presented the results and recommendations to the Board in an executive session.

**1** The NCG determines evaluation process format and considers possible enhancements, including whether to use a third-party facilitator **For 2022, we used a third-party facilitator to assist with the Board and committee evaluation process**

**2** When a third-party facilitator is used, the NCG interviews and selects the provider, who designs and oversees the evaluation process

**3** If no facilitator, the NCG updates questionnaires to elicit relevant feedback on topics, including Board and committee performance, dynamics and structure

**4** Board Chair and committee chairs review, summarize and share results

**5** Determinations are made as to action items to ensure the ongoing effectiveness of the Board and its committees

# Board risk oversight

Our Board is responsible for establishing Mastercard's risk appetite and overseeing its risk management program, as well as its risk assessment and management processes. The Board recognizes the importance of effective risk oversight to the success of our business strategy and to the fulfillment of its fiduciary duties to the company and our stockholders. The Board believes thoughtful risk taking is a critical component of innovation and effective leadership. It also recognizes that imprudently accepting risk or failing to appropriately identify and mitigate risks could negatively impact our business and stockholder value. The Board, therefore, seeks to foster a risk-aware culture by encouraging thoughtful risk taking in pursuit of the company's objectives.

The Board exercises this oversight both directly and indirectly through its standing committees, each of which is delegated responsibility for specific risks and keeps the Board informed of its oversight efforts through regular reports by each committee chair. In 2020, the Audit Committee created a Risk Subcommittee to assist it in fulfilling its responsibility with respect to its oversight of risk assessment and risk management of the company. The Board approved the conversion of the Risk Subcommittee to a formal Risk Committee, effective June 1, 2022, to which certain risk-related responsibilities of the other Board committees have been reallocated. The Risk Committee, in coordination with the Audit Committee, oversees risk assessment and risk management of the company. The chart on the following page depicts the allocation of risk oversight responsibilities among the four Board Committees.

Management is accountable for day-to-day risk management efforts, including the creation of appropriate risk management programs and policies. Key risks are escalated up through management to Board-level committees and the full Board as appropriate. In February 2023, the company appointed its first Chief Risk Officer, leading a function called Mastercard Risk. The Chief Risk Officer serves as the primary management liaison to the Board's Risk Committee and supports the Board in its oversight of risk governance, management and culture. The Chief Risk Officer also serves as the chair of our internal Executive Risk Committee, composed of senior executives and other risk functions, charged with day-to-day oversight of the risk program.

The Board and committees' risk oversight and management's ownership of risk are foundational components of our Enterprise Risk Management program, which is designed to provide comprehensive, integrated oversight and management of risk, as well as to facilitate transparent identification and reporting of key business issues to senior management, appropriate Board committees and the Board as a whole.

## Board oversight of information security, including cybersecurity and data privacy

Given the importance of information security and privacy to our stakeholders, our Board receives an annual report from our Chief Security Officer (CSO) to discuss our program for managing information security risks, including cyber and data security risks. The Risk Committee and/or Audit Committee also receives annual briefings on both information security and data privacy from the CSO and Chief Privacy Officer. Both the Board and the Risk Committee receive regular reports on our cyber readiness, adversary assessment and risk profile status. In addition, the Board and the Risk Committee also receive information about these topics as part of regular business and regulatory updates, and our directors are apprised of incident simulations and response plans, including for cyber and data breaches.

**Program highlights**

✓ We are committed to the responsible handling of personal information, and we balance our product development activities with a commitment to transparency and control, fairness and non-discrimination, as well as accountability.

✓ Our multi-layered information security and data privacy programs and practices are designed to ensure the safety, security and responsible use of the information and data our stakeholders entrust to us.

✓ We work with our customers, governments, policymakers and others to help develop and implement standards for safe and secure transactions, as well as privacy-centric data practices.

✓ Our programs are informed by third-party assessments and advice regarding best practices from consultants, peer companies and advisors.

✓ Our programs are aligned with internationally recognized privacy and security standards and undergo regular certifications and attestations.

✓ We continually test our systems to discover and address any potential vulnerabilities.

✓ We maintain a business continuity program and cyber insurance coverage.

## Board of Directors

Our Board oversees major risks, including strategic, operational (including cybersecurity), legal and regulatory, financial and CEO succession planning risks.

The Board's standing committees oversee delegated responsibilities for specific risks

| Nominating and Corporate Governance Committee | Human Resources and Compensation Committee | Audit Committee | Risk Committee |
|---|---|---|---|
| • Governance structure and processes<br><br>• Legal and policy matters with potential significant reputational impact<br><br>• Matters of significance to the company and its stockholders, including significant ESG activities, policies and programs; corporate responsibility; environmental stewardship; and human rights | • Employee compensation policies and practices<br><br>• Key diversity initiatives and people and capabilities policies and practices, including those related to organizational engagement and effectiveness and employee development<br><br>• Non-executive director compensation policies and practices<br><br>• Succession planning | • Financial statement integrity and reporting<br><br>• Major financial and operational risk exposures<br><br>• Liquidity, settlement and counterparty risks<br><br>• Technology risk exposures<br><br>• Legal and compliance risks<br><br>• Internal controls | • Risk management governance, framework and programs, including risk appetite<br><br>• Major strategic risk exposures<br><br>• Information security, privacy and data protection<br><br>• Governmental and regulatory compliance risks<br><br>• Franchise and competition (including digital disintermediation) risks |

In overseeing these risks, the Board gives consideration to our brand and reputation, as well as to our culture and conduct.

## Management

The key risk responsibilities of our management team include:

• Executive Risk Committee's day-to-day risk management efforts

• Business units' responsibilities in the first line of defense to effectively identify, escalate and manage risks incurred in the course of doing business

• Second line of defense functions' responsibility to design a risk framework, including setting boundaries and managing risk appetite

• Internal audit's responsibility to provide independent assurance on design and effectiveness of internal controls and governance processes

The key processes by which the Board and its committees oversee risk are as follows:

- **Board.** The Board exercises its direct oversight responsibility by meeting, at least annually, with management to discuss risk management processes and to assess the major risks impacting Mastercard. The Board also considers management's risk analyses as it evaluates Mastercard's business strategy. Throughout the year, the Board and designated committees dedicate a portion of their regularly scheduled meetings to review and discuss specific risks in detail, including through the use of hypothetical risk scenarios and incident simulations. Strategic and operational risks are presented to and discussed with the Board and its committees by the executive officers, the Chief Legal Officer, Chief Financial Officer, Chief Risk Officer, Chief Compliance Officer and General Auditor.

- **Audit Committee.** The Audit Committee oversees risk management policies and processes by periodically meeting with management, the General Auditor and our independent registered public accounting firm for discussions regarding risk. The Audit Committee coordinates with the Risk Committee in its risk management oversight responsibilities. The Audit Committee is regularly provided updates on material legal matters. In addition to the General Auditor, the Chief Compliance Officer has functional reporting to the committee. The Audit Committee reports to the Board on the status of the company's internal controls and approves internal and external audit plans based on a risk-based methodology and evaluation. The Audit Committee oversees risks relating to financial statements and financial reporting and controls, including liquidity, settlement and counterparty risks.

- **Human Resources and Compensation Committee.** Throughout the year, when establishing compensation program elements, making awards and determining final payouts for incentive compensation, the HRCC considers the relationship of Mastercard's risk oversight practices to employee compensation policies and practices for all employees (including non-executive officers), including whether our compensation programs create or encourage excessive risk taking that is reasonably likely to have a material adverse effect on the company. We further discuss the HRCC's assessment of risk under "Executive compensation – Compensation discussion and analysis – Risk assessment" (pg 86).

- **Nominating and Corporate Governance Committee.** The NCG oversees risks by meeting periodically throughout the year to proactively consider and address key governance, legal and policy matters that could have a significant reputational impact on Mastercard and its public affairs and matters of concern raised by stockholders, including business strategy; board refreshment; risk oversight; human rights; significant ESG activities, policies and programs; environmental stewardship; and sustainability.

- **Risk Committee.** The Risk Committee, in coordination with the Audit Committee, oversees risk assessment and risk management of Mastercard. It regularly reviews with management matters relating to the policies, practices and outcomes of Mastercard that relate to risk management. In particular, the Risk Committee oversees Mastercard's enterprise risk management program and focuses on major strategic risks facing the company and the steps management has taken to monitor and control such exposures. The Risk Committee reviews Mastercard's risk management framework and programs used by management in its discussions of our risk profile and risk exposures with the Board, including reviewing how effectively management is maintaining an appropriate risk management culture and the effectiveness of Mastercard's risk management function. It regularly is provided with an information security update and reviews periodic risk reports regarding the regulated activities of the company and its business units and has the right to periodically request that the business units provide relevant risk information to the Risk Committee.

# Our corporate governance practices

Our robust corporate governance practices and policies align with our strategic objectives and result in effective, independent oversight.

## Board practices

- Frequent executive sessions of independent directors
- Annual Board and committee self-evaluations
- Continuous assessment of Board refreshment
- Oversight of risk management practices, fostering a risk-aware culture while encouraging thoughtful risk taking
- Consideration of issues of cyber readiness, adversary assessment and our risk profile status and appraisal of incident simulations, and response plans, including for cyber and data breaches
- Active engagement in managing talent and long-term succession planning

## Board policies

- Annual election of directors
- Majority voting for director elections
- 11 of 12 Board nominees are independent
- Stockholders' right to call special meetings (15% threshold)
- Proxy access
- Stock ownership guidelines for directors

We encourage you to visit the "Corporate Governance" area of the "Investor Relations" page of our website where you will find our key documents, policies and additional information about corporate governance at Mastercard.

## Stockholder engagement

Management and, where appropriate, directors engage with stockholders through various means, including in the boardroom, at conferences, and via video conference and telephone on a variety of topics. The exchanges we and our Board have had with stockholders provide us with a valuable understanding of our stockholders' perspectives and meaningful opportunities to share views with them.

- Board refreshment
- Business strategy and performance
- Compensation practices
- Data privacy
- Diversity, equity and inclusion
- Risk oversight
- Sustainability
- Talent and culture

## Sustainability engagement

We welcome the views of a broad range of stakeholders who serve as critical partners in identifying our key sustainability areas of impact. We regularly engage with these stakeholders to better understand their views and sustainability concerns and ensure we are prioritizing issues important to both our stakeholders and our long-term business success.

- Community and non-governmental organizations
- Employees, financial institutions, merchants and customers
- Governments and regulators
- International organizations
- Stockholders
- Suppliers

## Commitment to transparency

Our website disclosures address critical matters of interest to our stakeholders, including our commitment to social responsibility.

- Center for Inclusive Growth
- Diversity, equity and inclusion
- Global Tax Principles
- Human Rights Statement
- Modern Slavery Statement
- Political activity/political spending
- Privacy and data protection
- Sustainability Bond Report
- Sustainability Report
- Talent and culture

## Engagement and transparency

## Political activity and spending

We are committed to engaging appropriately in the political process and policy arena in a manner that informs and affects the debate concerning issues related to our business, investors and customers. We strive to engage on these issues in the most responsible and ethical way, and the Mastercard Political Action Committee makes decisions on contributions based in part on several criteria, including commitment to democracy, constitutional protections and the rule of law, as well as respect and tolerance for a diversity of views, leadership on matters of social impact, adherence to high standards and exemplary ethical character. We provide additional disclosure on our political activity and spending on our website.

## Code of Conduct and Supplemental Code of Ethics

We have a written Code of Conduct that applies to all of our directors, executive officers and employees and provides a statement of Mastercard's policies and procedures for conducting business legally and ethically. In addition, Mastercard has adopted a written Supplemental Code of Ethics that applies only to the CEO, CFO, Controller and certain other senior officers. We will promptly disclose, if required by applicable laws, any amendment to, or waiver from, our Code of Conduct or Supplemental Code of Ethics granted to directors or executive officers by timely posting such information on our website.

---

**Where to find our Code of Conduct and Supplemental Code of Ethics**

 Go to our website at https://investor.mastercard.com/corporate-governance/policies-and-reports/default.aspx

 Request copies (free of charge) by writing to:
Office of the Corporate Secretary
2000 Purchase Street
Purchase, NY 10577
Attention: Corporate Secretary

---

## Hedging/pledging prohibitions and insider trading policy

Our Code of Conduct includes various prohibitions against inappropriate trading activities in relation to Mastercard securities. Employees (including executive officers) and non-employee directors are not permitted to hedge their economic exposure to the Mastercard stock they own, meaning that engaging in, trading in or writing options; buying puts, calls or other derivative securities; or engaging in short selling or similar types of transactions in Mastercard securities are prohibited. In addition, employees and non-employee directors are not permitted to buy Mastercard securities on margin unless arrangements are made to cover any margin calls in cash, nor are they allowed to pledge (or hypothecate) Mastercard securities as collateral for a loan.

Under our insider trading policy, directors, named executive officers, other senior executives and other individuals with access to material non-public information about Mastercard are prohibited from engaging in transactions in Mastercard securities during blackout periods (unless those transactions occur as part of a Rule 10b5-1 trading plan).

All directors and executive officers, as well as certain of our other senior executives, are required to pre-clear with the Chief Legal Officer or their designee all transactions in Mastercard securities (including entering into any Rule 10b5-1 trading plans).

All executive officers and certain of our other senior executives are required to enter into a Rule 10b5-1 plan in order to transact in Mastercard securities. We also permit directors and employees to enter into Rule 10b5-1 plans. All such plans must be approved by the Chief Legal Officer or their designee.

## Communicating with the Board

Stockholders and other interested parties may contact any or all Board members (including our Board Chair or the non-management directors as a group), any of its committees or any committee chair by email or mail. Correspondence should be addressed to the Board of Directors or any such individual directors or group or committee of directors by either name or title.

The Corporate Secretary or another member of our Law Department opens all communications to determine whether the contents represent a message to the directors. All correspondence that is not in the nature of advertising or promotion of a product or service or is not trivial, irrelevant, unduly hostile, threatening, illegal, patently offensive or similarly inappropriate will be forwarded promptly to the addressee. If no particular director is named, the communication will be forwarded, depending on the subject matter, to the Audit Committee Chair, the HRCC Chair, the NCG Chair or the Risk Committee Chair.

Correspondence can be sent:

| **By email:** |
| --- |
|  corporate.secretary@mastercard.com |
| **By mail:** |
|  Mastercard Incorporated<br>Board of Directors<br>Office of the Corporate Secretary<br>2000 Purchase Street<br>Purchase, NY 10577<br>Attention: Corporate Secretary |

The Corporate Secretary will forward to the Audit Committee Chair any correspondence that reflects a complaint or concern involving:

- accounting, internal accounting controls and auditing matters
- possible violations of, or non-compliance with, applicable legal and regulatory requirements
- possible violations of Mastercard's Supplemental Code of Ethics for the CEO and senior officers
- retaliatory acts against anyone who makes such a complaint or assists in the investigation of such a complaint

### Whistleblower Policy

Stockholders, employees and others also may report complaints and concerns regarding accounting, internal accounting controls, auditing matters, possible violations of (or non-compliance with) applicable legal and regulatory requirements, possible violations of Mastercard's Supplemental Code of Ethics or retaliatory acts against employees who make such a complaint or assist in the investigation of such a complaint in accordance with our Whistleblower Policy. Our Chief Compliance Officer is responsible for keeping a docket of all reports received under the Whistleblower Policy and summarizing the nature of the complaint and other relevant information. The Chief Compliance Officer will report any recent developments of items listed on the docket in reasonable detail to the Audit Committee Chair (and, if the Chair so directs, to the committee) at or in advance of each regularly scheduled meeting. You can find our Whistleblower Policy in the "Investor Relations" section of our website at https://investor.mastercard.com/investor-relations/corporate-governance/policies-and-reports/default.aspx.

# Director independence and related-person transactions

## Director independence

The corporate governance listing standards of the NYSE require that a majority of the Board (and each member of the Audit Committee, the HRCC and the NCG) be independent. To assist in its independence determinations, the Board has adopted director independence standards as part of our Corporate Governance Guidelines, which you can find on our website at https://investor.mastercard.com/corporate-governance/governance-guidelines/default.aspx.

No director or director nominee will be considered independent unless the Board affirmatively determines that such individual has (or would have) no material relationship with Mastercard (either directly or as a partner, stockholder or officer of an organization that has a relationship with Mastercard) other than as a Board or committee member. Additional requirements apply to Audit Committee and HRCC members. When making independence determinations, the Board broadly considers all relevant facts and circumstances, as well as any other facts and considerations specified by the NYSE, by law, or by any rule or regulation of any other regulatory body or self-regulatory body applicable to Mastercard. When assessing the materiality of a director's relationship with Mastercard, the Board considers the issue not merely from the standpoint of the director or director nominee but also from that of persons or organizations with which such individual has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships (among others). In addition, the Board applies the independence guidelines set forth in our Corporate Governance Guidelines, which generally track the independence standards set by the NYSE.

In determining the independence of each current non-management director and director nominee, the Board considered any transactions, relationships and arrangements as required by the NYSE Listed Company Manual and under the independence requirements adopted by the Board. As it did in 2022, the Board considered that in February 2022, Mastercard made a $20 million capital commitment to BeyondNetZero (BnZ), a venture targeting growth equity investments related to climate change that was formed in July 2021. Mr. Uggla, who became the CEO of BnZ in April 2022, served as a member of BnZ's investment committee at the time of the commitment.

> The Board affirmatively determined that each of our current directors and director nominees is independent except for Mr. Miebach (our President and CEO).

## Certain relationships and related person transactions

### Board approval of related-person transactions

The Code of Conduct requires that any transaction that exceeds $120,000 between Mastercard and a related party, and in which a related party would have a direct or indirect material interest, be promptly disclosed to the Chief Legal Officer. The Chief Legal Officer is required to disclose such transactions promptly to the Board. Transactions with related parties must be approved or ratified by the Board or a committee of the Board consisting of at least three independent directors. Any director having an interest in the transaction is not permitted to vote on such transaction. Under the Code of Conduct, a related party is any of the following:

- an executive officer of Mastercard
- a director (or director nominee) of Mastercard
- a beneficial owner of 5% or more of any class of Mastercard's voting securities
- an immediate family member (which under SEC rules means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law and any person (other than a tenant or employee) sharing the household) of any executive officer, director (or director nominee) or beneficial owner of 5% or more of any class of Mastercard's voting securities
- an entity in which one of the above described persons has a substantial ownership interest in or control of such entity

### Related-person transaction

Tara Maguire, who is employed as Executive Vice President, Financial Operations for the company, shares a household with Craig Vosburg, a named executive officer of the company. In 2022, Ms. Maguire earned $793,000 in base salary and cash bonus and received long-term incentive equity awards with an aggregate grant date value of $450,000. She participates in employee benefit plans and programs generally made available to employees of similar responsibility levels, and her compensation is consistent with the total compensation provided to other employees of the same level with similar responsibilities in her geographic location. Ms. Maguire's role is not within Mr. Vosburg's reporting line, and, therefore, he does not participate in any performance or compensation discussions related to her.

## Additional board service requirements

Our certificate of incorporation, bylaws and Corporate Governance Guidelines provide additional requirements for service as a Board member, as well as limited membership for "Industry Directors" (as described below) and officers or employees of Mastercard or any of its subsidiaries (management directors).

| Provision | Description |
|---|---|
| **Requirements for service** | Only 36% of our Board may be Industry Directors, directors who either currently or during the prior 18 months have an affiliation or relationship (including as a director, officer, employee, or agent or any material business relationship) with any entity (and any of its affiliates) that on or after May 30, 2006 was or becomes a Class A (or principal) or affiliate member of Mastercard International or a licensee of its brands or with any operator, member or licensee of any general purpose payment card system (or any affiliates of any such entity) that competes with Mastercard<br>In addition, no director can:<br>• either currently or during the prior three years have an affiliation or relationship (including as a trustee, officer, employee, or agent or any material business relationship) with Mastercard Foundation or<br>• be a director, regional board director, officer, employee, or agent of or represent an entity (or an institution that is represented on any board of such an entity) that owns and/or operates a payment card program that is competitive with any of Mastercard's comparable card programs |
| **Industry Directors and other composition requirements** | • At least 64% of the Board must be determined by the Board not to be Industry Directors (directors with the types of relationships described above)<br>• The total number of non-Industry Directors and non-management directors must be at least two greater than the number of Industry Directors and management directors<br>• Up to one-third of the members of each of the Audit Committee, the HRCC and the NCG may be Industry Directors<br>• No more than one Industry Director may serve on the NCG<br>• The Board has deemed Messrs. Bracher, Davis, Tai* and Talwar** to be Industry Directors |
| **Quorum** | A majority of the directors in office, provided that a majority of the directors present are neither Industry Directors nor management directors, constitutes a quorum |
| **Vacancies** | Vacancies are to be filled only by a vote of the majority of the directors then in office who are not Industry Directors |
| **Nominations** | Industry Directors cannot participate in nominating or selecting directors |

*Until the Annual Meeting

**Industry Director status ends in June 2023

# Director compensation

Mastercard's director compensation is primarily composed of cash and equity-based compensation. The company sets compensation for non-employee directors competitively and in light of the time commitment and prior experience levels expected of directors. Each year, the HRCC's independent consultant, FW Cook, reviews Mastercard's director compensation levels relative to market data (the same peer companies used for benchmarking and for setting executive compensation levels). The HRCC recommends the form and amount of director compensation, which is determined by the Board.

As a management director of the company, Mr. Miebach receives no such compensation for service on our Board or any of its committees.

## 2022 director compensation

Following the annual review of director compensation, the Board established additional committee service compensation for the Risk Committee, effective June 1, 2022. All other elements of director compensation were unchanged versus 2021.

The following table describes the components of 2022 director compensation:

| Annual compensation for Board service | | |
|---|---|---|
| Role | Cash | Equity |
| **Non-employee directors** | $100,000 | $235,000 |
| **Board Chair** | $187,500 | $322,500 |

| Additional compensation for committee service | | |
|---|---|---|
| Committee | Chair | Non-chair |
| **Audit** | $35,000 | $17,500 |
| **Human Resources and Compensation** | $30,000 | $15,000 |
| **Nominating and Corporate Governance** | $25,000 | $12,500 |
| **Risk** | $35,000 | $17,500 |

Cash compensation is paid in advance in January for the first half of the year and in arrears in December for the second half of the year. The annual retainer and any committee retainer fees are prorated for partial year Board or committee service. Under the Mastercard Incorporated Deferral Plan, US non-employee directors are eligible to defer all or part of their cash compensation into a non-qualified deferred compensation arrangement. Directors who elect to defer cash compensation receive earnings on their deferrals based on investment elections. None of the investment options provides returns considered to be above-market or preferential.

Annual equity grants are awarded upon a director's election on the date of the annual meeting of stockholders, are immediately vested with a four-year transfer restriction and are in the form of restricted stock or deferred stock units (DSUs). Each director selects the form of his or her award during an annual election process. Directors elected to the Board outside of the annual meeting of stockholders are granted a prorated equity award.

Non-employee directors are eligible to have Mastercard make matching gift contributions of up to $15,000 annually to eligible charities in the name of the director. In addition, non-employee directors are eligible to have Mastercard make contributions up to $5,000 to a charity of their choice to match director contributions to Mastercard's Political Action Committee. Directors are reimbursed for expenses related to attending Board and committee meetings.

## Director stock ownership guidelines

Each non-employee director is expected, within six years of joining the Board, to accumulate an ownership position in our stock equal to five times the applicable annual cash retainer. All current non-employee directors have holdings that exceed the guidelines' recommended ownership level except for Messrs. Bracher and Talwar, who joined the Board in the past two years and have not yet reached their guideline compliance date.

## 2022 total director compensation

The following table summarizes the total compensation earned in 2022 by each of our non-employee directors.

| Name | Fees earned or paid in cash ($) | Stock awards ($)[1] | All other compensation ($)[2] | Total ($) |
|---|---|---|---|---|
| (a) | (b) | (c) | (d) | (e) |
| **Merit E. Janow, Board Chair** | 230,000 | 322,796 | 15,000 | 567,796 |
| **Candido Bracher**[3] | 120,417 | 235,193 | — | 355,610 |
| **Richard K. Davis** | 130,000 | 235,193 | — | 365,193 |
| **Steven J. Freiberg**[4] | 69,375 | — | 10,000 | 79,375 |
| **Julius Genachowski**[5] | 161,042 | 235,193 | 15,000 | 411,235 |
| **Choon Phong Goh**[6] | 122,708 | 235,193 | — | 357,901 |
| **Oki Matsumoto** | 115,000 | 235,193 | — | 350,193 |
| **Youngme Moon**[7] | 140,625 | 235,193 | 10,000 | 385,818 |
| **Rima Qureshi**[6] | 127,708 | 235,193 | — | 362,901 |
| **José Octavio Reyes Lagunes**[8] | 56,250 | — | — | 56,250 |
| **Gabrielle Sulzberger** | 130,000 | 235,193 | 20,000 | 385,193 |
| **Jackson Tai**[9] | 150,625 | 235,193 | 15,000 | 400,818 |
| **Harit Talwar**[10] | 86,250 | 294,157 | — | 380,407 |
| **Lance Uggla** | 132,500 | 235,193 | — | 367,693 |

[1] Amount represents the aggregate grant date fair value calculated in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718 excluding the effects of estimated forfeitures in connection with all stock awards granted to Board members in 2022. The share price used for converting the grant made on June 21, 2022, the date of the 2022 annual meeting of stockholders, was the closing price of our common stock on the NYSE on that date ($317.40 per share). The award to Ms. Janow represents 1,017 DSUs. Awards for Mr. Bracher, Mr. Goh, Ms. Moon and Mr. Talwar represent 741 shares of restricted stock per director. Awards to Mr. Davis, Mr. Genachowski, Mr. Matsumoto, Ms. Qureshi, Ms. Sulzberger, Mr. Tai and Mr. Uggla represent 741 DSUs per director. In addition to the award granted on June 21, 2022, Mr. Talwar received a grant of 162 shares of restricted stock on April 1, 2022 as he joined the board. The share price used for converting the grant made on April 1, 2022 to Mr. Talwar was the closing price of our common stock on the NYSE on that date ($363.97 per share). All stock awards, including restricted stock, are subject to a minimum four-year transfer restriction.

[2] Amount represents company-paid charitable matching contributions.

[3] Mr. Bracher began earning a cash retainer related to service on the Audit and Risk Committees starting in June 2022.

[4] Mr. Freiberg left the Board of Directors in June 2022. He earned a cash retainer related to his service as a member of the Risk Committee and Subcommittee from January through June, the Audit Committee Chair from January through March and a member of the Audit Committee from April through June.

[5] Mr. Genachowski was a member of the Audit Committee until March 2022 and became Audit Committee Chair in April 2022.

[6] Mr. Goh and Ms. Qureshi began earning a cash retainer related to service on the Risk Committee starting in June 2022.

[7] Ms. Moon was a member of the Risk Subcommittee until May 2022 and became Risk Committee Chair in June 2022.

[8] Mr. Reyes left the Board of Directors in June 2022. He earned a cash retainer related to his service as a member of the NCG Committee from January through June.

[9] Mr. Tai was the Risk Subcommittee Chair through May 2022 and became a member of the Risk Committee in June 2022.

[10] Mr. Talwar joined the Board of Directors and the HRCC in April 2022.

The following table further describes the fees paid in cash to each non-employee director for 2022, as shown in column (b) of the above table:

| Name | Annual retainer ($) | Audit Committee retainer ($) | HRCC retainer ($) | NCG Committee retainer ($) | Risk Committee retainer ($) | Fees earned or paid in cash ($) |
|---|---|---|---|---|---|---|
| Merit E. Janow, Board Chair | 187,500 | 17,500 | — | 25,000 | — | 230,000 |
| Candido Bracher[1] | 100,000 | 10,208 | — | — | 10,208 | 120,417 |
| Richard K. Davis | 100,000 | — | 30,000 | — | — | 130,000 |
| Steven J. Freiberg[2] | 50,000 | 13,125 | — | — | 6,250 | 69,375 |
| Julius Genachowski[3] | 100,000 | 30,625 | 15,000 | — | 15,417 | 161,042 |
| Choon Phong Goh[4] | 100,000 | — | — | 12,500 | 10,208 | 122,708 |
| Oki Matsumoto | 100,000 | — | 15,000 | — | — | 115,000 |
| Youngme Moon[5] | 100,000 | — | 15,000 | — | 25,625 | 140,625 |
| Rima Qureshi[4] | 100,000 | 17,500 | — | — | 10,208 | 127,708 |
| José Octavio Reyes Lagunes[6] | 50,000 | — | — | 6,250 | — | 56,250 |
| Gabrielle Sulzberger | 100,000 | 17,500 | — | 12,500 | — | 130,000 |
| Jackson Tai[7] | 100,000 | 17,500 | — | 12,500 | 20,625 | 150,625 |
| Harit Talwar[8] | 75,000 | — | 11,250 | — | — | 86,250 |
| Lance Uggla | 100,000 | 17,500 | 15,000 | — | — | 132,500 |

[1] Mr. Bracher began earning a cash retainer related to service on the Audit and Risk Committees starting in June 2022.

[2] Mr. Freiberg left the Board of Directors in June 2022. He earned a cash retainer related to his service as a member of the Risk Committee and Subcommittee from January through June, the Audit Committee Chair from January through March and a member of the Audit Committee from April through June.

[3] Mr. Genachowski was a member of the Audit Committee until March 2022 and became Audit Committee Chair in April 2022.

[4] Mr. Goh and Ms. Qureshi began earning a cash retainer related to service on the Risk Committee starting in June 2022.

[5] Ms. Moon was a member of the Risk Subcommittee until May 2022 and became Risk Committee Chair in June 2022.

[6] Mr. Reyes left the Board of Directors in June 2022. He earned a cash retainer related to his service as a member of the NCG Committee from January through June.

[7] Mr. Tai was the Risk Subcommittee Chair through May 2022 and became a member of the Risk Committee in June 2022.

[8] Mr. Talwar joined the Board of Directors and the HRCC in April 2022.

# Environmental, social and governance

## 03

ESG matters are fundamental to our business strategy, and we leverage our employees, technology, resources, partnerships and expertise to drive positive, lasting impact.

# Our ESG strategy

## Doing well by doing good

We're powering economies and empowering people, building a sustainable world where everyone prospers. ESG matters are fundamental to our business strategy, and we leverage our employees, technology, resources, partnerships and expertise to drive positive, lasting impact. Our ESG strategy is expressed through three pillars — People, Prosperity, Planet — and all the work we do is grounded in strong governance principles. Our commitment to environmental and social responsibility — and our core value of operating ethically, responsibly and with decency — is directly connected to our continuing success as a business.

| People | Prosperity | Planet |
|---|---|---|
| • Diversity, equity and inclusion (DEI) <br> • Talent attraction, development and well-being | • Financial inclusion of individuals and small businesses | • Operational environmental footprint <br> • Environmentally focused solutions |

### Governance principles
• Responsible and secure use of data
• Ethical behavior

## Our progress on key ESG goals in 2022

• Toward our goal to close the global gender median pay gap at Mastercard, in 2022, we increased the median pay for female employees to 94.0% of median pay for male employees, up 0.8% from 2021.[1] Females continue to earn $1 for every $1 males earn, with the median pay gap predominantly due to the fact that we have more men in senior roles, not because men are paid more

• Toward our goal to grow U.S. Black leadership at the vice president level and above at Mastercard by 50% by 2025, we grew the number of Black leaders at the vice president level and above from 62 to 72 in 2022. Since 2020, the percentage of Black representation in leadership at the vice president level and above has grown by 7%

• Toward our goal to connect 1 billion people to the digital economy by 2025, we worked with our partners to connect more than 100 million in 2022. Since 2015, with partners, we have connected more than 780 million people to the digital economy

• Toward our goal of net zero greenhouse gas emissions by 2040, and our science-based targets of 38% absolute reduction in Scope 1 and 2 GHG emissions and 20% absolute reduction in Scope 3 GHG emissions by 2025 from our 2016 base year, in 2022, we reduced emissions by 44% and 40%, respectively, from our 2016 base year

[1] The gender pay gap shown above uses a 2021 baseline pay gap of 93.2%. The resulting 2022 pay gap of 94.0% (+0.8 ppt) uses data as of September 30, 2022 and neutralizes for currency fluctuations over the measurement period by using 2021 FX rates.

# ESG governance

**Sustainability at Mastercard is driven from the top by our Board of Directors and CEO and is embedded in every level of our company.**

## Board of Directors

The Board oversees our ESG strategy, as well as certain discrete ESG matters like privacy, data security and talent management, as part of strategic reviews of the business or standalone discussions.

Our Board committees oversee the following ESG-related strategies, impacts, risks and opportunities.

| Nominating and Corporate Governance Committee | Audit Committee | Risk Committee | Human Resources and Compensation Committee |
|---|---|---|---|
| Oversees significant ESG activities, policies and programs, including:<br>• Financial inclusion<br>• Environmental stewardship<br>• Human rights<br>• Public policy activities | Oversees financial and operational risk exposures and compliance with legal and regulatory requirements and disclosures, including:<br>• Business practices<br>• Tax practices | In coordination with Audit Committee, oversees risk assessment and risk management, including:<br>• Enterprise risk management<br>• Privacy, data responsibility and data security | Oversees our people strategy, including:<br>• Talent management and succession planning<br>• DEI initiatives<br>• Compensation, benefit plans, well-being and culture |

## Management

Our senior management works together to assess and manage our ESG efforts across the organization. Our ESG Executive Steering Committee is co-chaired by our President of Strategic Growth and our Chief Administrative Officer, and includes leaders from every part of the company's organizational structure including our Chief Financial Officer, regional presidents, business units, and marketing and communications. The committee is managed by our Chief Sustainability Officer and meets approximately quarterly to review performance against our ESG goals and provide strategic direction on key sustainability matters.

Our Chief Sustainability Officer is also tasked with developing organization-wide ESG goals and working with business units to leverage them as drivers of growth, in collaboration with ESG topic owners and our ESG Working Group made up of the managers responsible for day-to-day implementation of our ESG strategies. The Chief Sustainability Officer reports to the President of the Mastercard Center for Inclusive Growth and Executive Vice President of Sustainability. The President of the Mastercard Center for Inclusive Growth and Executive Vice President of Sustainability is a member of our Management Committee and reports to the President of Strategic Growth. The President of Strategic Growth reports directly to the CEO and provides regular updates to the Board on ESG.

## Embedding ESG in executive and employee compensation

To help further align our actions with our ESG goals, and to help ensure all Mastercard employees share in the responsibility to uphold these goals, we link our annual incentive programs for executives and employees to ESG performance measures, including quantitative objectives for financial inclusion, gender pay equity and GHG emissions. See pg 71 of Compensation Discussion & Analysis for additional detail.

## Our approach to disclosure

We have a comprehensive reporting process that spans many years, and we aim to provide stakeholders with complete, transparent and candid information in our public communications. In 2023, we will publish our sixth annual corporate sustainability report. We align our reporting to voluntary frameworks and initiatives, including the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB) Software & IT Services industry standards, and the Task Force on Climate-Related Financial Disclosures (TCFD). We also publicly disclose our climate-related information through our annual response to the CDP climate questionnaire.

> For more information about ESG matters at Mastercard, including our annual Sustainability Report, please see the Corporate Responsibility section of our website at https://www.mastercard.com/sustainability

# Management Committee

Our Board of Directors oversees and approves the company's long-term strategy. Under the Board's oversight, the Management Committee implements the company's strategic direction. The Management Committee consists of our executive leadership team and additional members of management.

04

# Management Committee members

The Executive Leadership Team's focus is on the execution of strategy and overall stewardship of the company. The purpose of the Management Committee is to ensure alignment and implementation of key business decisions across the enterprise. Our Executive Leadership Team members are identified below by boldface type.

| Name | Title |
| --- | --- |
| Chiro Aikat | Executive Vice President, U.S. Market Development |
| Ka Wai Au | Executive Vice President, Global Customer Delivery |
| Mark Barnett | President, Europe |
| **Ajay Bhalla** | **President, Cyber & Intelligence Solutions** |
| Dimitrios Dosis | President, Eastern Europe, Middle East and Africa |
| Carlo Enrico | President, Latin America and Caribbean |
| Jennifer Erickson | Executive Vice President, Communications |
| Michael Fiore | Executive Vice President, Business Integration & Expansion |
| **Michael Fraccaro** | **Chief People Officer** |
| **Michael Froman*** | **Vice Chairman and President, Strategic Growth** |
| Johan Gerber | Executive Vice President, Cyber and Security Products |
| Ron Green | Chief Security Officer |
| **Karen Griffin** | **Chief Risk Officer** |
| Cheryl Guerin | Executive Vice President, Global Brand Strategy and Innovation |
| Sherri Haymond | Executive Vice President, Global Digital Partnerships |
| **Linda Kirkpatrick** | **President, North America** |
| **Jorn Lambert** | **Chief Digital Officer** |
| **Hai Ling** | **Co-President, International Markets** |
| George Maddaloni | Chief Technology Officer, Operations, Mastercard Technology |

| Name | Title |
| --- | --- |
| **Raghu Malhotra** | **Co-President, International Markets** |
| **Edward McLaughlin** | **President & Chief Technology Officer, Mastercard Technology** |
| **Sachin Mehra** | **Chief Financial Officer** |
| Carlos Menendez | President, Global Commercialization Office |
| **Michael Miebach** | **President and CEO** |
| Ken Moore | Chief Innovation Officer |
| **Timothy Murphy** | **Chief Administrative Officer** |
| Jennifer Rademaker | Chief Future of Work Officer |
| **Raja Rajamannar** | **Chief Marketing & Communications Officer and President, Healthcare** |
| Ari Sarker | President, Asia Pacific |
| Andrea Scerch | President, Consumer Products and Processing |
| **Raj Seshadri** | **President, Data & Services** |
| Satvinder Singh | Executive Vice President, Advisors Business Development |
| Shamina Singh | President, Mastercard Center for Inclusive Growth and Executive Vice President, Sustainability |
| Jess Turner | Executive Vice President, Global Open Banking and API |
| Greg Ulrich | Executive Vice President, Strategy, Corporate Development and M&A |
| **Craig Vosburg** | **Chief Product Officer** |
| Chad Wallace | Executive Vice President, Commercial Solutions |

*On March 1, 2023, we announced Mr. Froman will depart from the organization in the second quarter of 2023

## Executive officers

Information about our executive officers may be found in our 2022 Form 10-K.

**Our Management Committee members have diverse perspectives.**



# 24%

9 Management Committee members identify as women



# 27%

10 Management Committee members identify as racially or ethnically diverse



# 32%

12 Management Committee members are located in non-U.S. offices



Our Management Committee members hail from 11 countries across 5 continents

# 53

Average age of Management Committee members

# 10+

Unique industry work experience, including:

Energy
Government
Healthcare
Marketing
Retail
Telecommunications

# Executive compensation

## 05

This section describes our executive compensation program for 2022 and certain elements of the 2023 compensation program for our named executive officers.

Compensation discussion and analysis table of contents

# Proposal 2: Advisory approval of Mastercard's executive compensation

**The Board unanimously recommends that stockholders vote FOR the advisory approval of our executive compensation as disclosed in this proxy statement.**

We are asking stockholders to approve an advisory (non-binding) resolution on the compensation of our Named Executive Officers (NEO). Our compensation and benefit programs are significantly performance-based and are designed to attract, retain and motivate our NEOs, who are critical to our success, and to align their interests with those of our stockholders. Our Board continues to believe that our executive compensation program and policies are effective in achieving these core principles.

The HRCC routinely reviews the compensation and benefit programs for our NEOs to ensure that they achieve the desired goals of closely aligning our executive compensation with performance and with our stockholders' interests. These reviews have resulted in a number of changes over the last several years.

We are asking stockholders to indicate their support for our NEO compensation as described in this proxy statement. This proposal, commonly known as a say-on-pay proposal, gives stockholders the opportunity to endorse or not endorse our executive compensation program. This vote is not intended to address any specific item of compensation but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this proxy statement. Accordingly, we are asking stockholders to vote FOR the following resolution at the Annual Meeting:

> "RESOLVED, that the compensation paid to Mastercard's named executive officers, as disclosed in this proxy statement pursuant to the SEC rules, including the compensation discussion and analysis, compensation tables and any related narrative discussion, is hereby approved."

Because this vote is advisory, it will not be binding on Mastercard, the Board or the HRCC. However, the Board and the HRCC value the opinions of our stockholders and will review and consider the voting results when considering our executive compensation program.

Our Board has determined to hold annual say-on-pay advisory votes. Unless the Board determines otherwise, the next say-on-pay advisory vote will be held at our 2024 annual meeting of stockholders, subject to the vote of the stockholders on the frequency of future advisory votes on say-on-pay.

**For an understanding of our executive compensation program and, in particular, the changes we made this year, we strongly encourage you to read:**

- Compensation discussion and analysis (pgs 65-87)
- Summary Compensation Table and additional compensation tables (pgs 88-106)

# Compensation discussion and analysis

This Compensation Discussion and Analysis (CD&A) describes Mastercard's executive compensation program for 2022, as well as certain elements of the 2023 program for our NEOs, who are listed below and appear in the Summary Compensation Table on pg 88.

| Named executive officers | Role |
|---|---|
| Michael Miebach | President and Chief Executive Officer |
| Sachin Mehra | Chief Financial Officer |
| Craig Vosburg | Chief Product Officer |
| Michael Froman[1] | Vice Chairman and President, Strategic Growth |
| Timothy Murphy | Chief Administrative Officer |

[1] On March 1, 2023, we announced Mr. Froman will depart from the organization in the second quarter of 2023

## Executive summary

### Mastercard's strategy

Our strategy centers on growing our payments capabilities, diversifying our customers and geographies, and building new capabilities through a combination of organic and inorganic strategic initiatives. We are executing on this strategy through a focus on three key priorities:

- expand in payments for consumers, businesses and governments
- extend our services to enhance transactions and drive customer value
- embrace new network opportunities to enable open banking, digital identity and other adjacent network capabilities

These priorities are supported by six key drivers: People, Brand, Data, Technology, Franchise, and Doing well by doing good. For more information on our strategy, please see the section titled "Strategy" on pg 19.

## Executive compensation philosophy

Mastercard's executive compensation program is designed to support our strategic objectives and to attract, motivate and retain our executives, who are critical to Mastercard's long-term success. Our executive compensation program is based upon and designed to address three core principles:

| **Align the long-term interests of our executives with stockholders** | Our compensation program strongly aligns the interests of our executives with long-term stockholder value through the use of equity compensation, which is largely long term in nature. | **Pay for performance** | The majority of the compensation of our CEO and other NEOs is variable and at-risk and is tied to pre-established goals linked to financial, ESG, strategic and cultural objectives designed to create long-term stockholder value and drive our objectives to grow, diversify and build our business. | **Pay competitively** | Each year, the HRCC assesses the competitiveness of total compensation levels for executives to enable us to successfully attract, motivate and retain top executive talent. Total compensation is generally established within a range around the median of market-competitive levels. |
|---|---|---|---|---|---|

Our HRCC, composed solely of independent directors, is responsible for the oversight of our executive compensation program and determines the compensation to be paid to our executive officers. The program is designed to attract, motivate and retain senior executives to achieve financial and strategic results that create sustainable value for stockholders, primarily through grants of long-term equity awards rather than annual cash compensation. While our incentive programs are substantially formulaic, the HRCC retains discretion to make adjustments to ensure that compensation appropriately reflects operating performance that is reasonably within our control and to achieve desired talent management objectives, including the engagement and retention of leadership talent needed to execute our business strategy and create long-term value for stockholders.

## Stockholder feedback

At our 2022 Annual Meeting of Stockholders, 95% of the votes cast on the annual Say-on-Pay proposal were in support of our executive compensation program. We view this level of stockholder support as affirmation of our current pay programs and our pay for performance philosophy.

The HRCC, with input from the independent compensation consultant, considered the vote results, input from investors and current market practices as it evaluated whether changes to the compensation program were warranted.

## 2022 financial and operational highlights

The following are our key financial and operational highlights for 2022, including growth rates over the prior year:

| GAAP | | |
|---|---|---|
| Net revenue | Net income | Diluted EPS |
| $22.2B | $9.9B | $10.22 |
| up 18% | up 14% | up 17% |
| NON-GAAP[1] (currency-neutral) | | |
| Adjusted net revenue | Adjusted net income | Adjusted diluted EPS |
| $22.2B | $10.3B | $10.65 |
| up 23% | up 32% | up 34% |



| **Gross dollar volume** (growth on a local currency basis) | **Cross-border volume growth** (on a local currency basis) | **Switched transactions** |
|---|---|---|
| $8.2T | | 125.7B |
| up 12% | up 45% | up 12% |

[1]  Non-GAAP results (including growth rates) exclude the impact of gains and losses on equity investments, Special Items and/or foreign currency. Refer to Appendix A for the reconciliation to the most direct comparable GAAP financial measures and our reasons for presenting them.

## Annualized total shareholder return (TSR)



| Capital returned to stockholders in 2022 | | | Cash flow from operations |
|---|---|---|---|
| Total | Repurchased shares | Dividends | 2022 |
| $10.7B | $8.8B | $1.9B | $11.2B |

### Stock price growth since IPO (2006)



Mastercard's historically strong performance has resulted in the substantial appreciation of our stock price from a split-adjusted per share price of $3.90 at the time of our initial public offering in May 2006 to a closing stock price of $347.73 per share as of December 31, 2022.

As discussed in this CD&A, in considering program design and individual pay decisions in 2022, the HRCC carefully considered this performance, as well as the interests of all stakeholders, including our stockholders.

**How pay aligns with our culture, strategy and financial results**

As described in more detail on pg 70, both the structure of our compensation program and individual pay decisions are designed to support our long-term business strategy, which we believe will ultimately create value for our stockholders and other key stakeholders, including our employees, customers, consumers and the communities in which we operate.

Our priorities to expand in payments, extend our services and embrace new network opportunities are enabled by our brand, data, technology, franchise and, most of all, our people. Our ability to attract, retain and engage the exceptional talent needed to execute our business strategy is greatly enhanced by our pay practices. Our executive compensation program is designed in close alignment with our cultural, strategic and financial metrics as described in the following chart:

| Performance dimension | Cultural alignment | Strategic alignment | Financial alignment |
|---|---|---|---|
| **Annual bonus plan** | | | |
| Corporate financial results | | Financial metrics and goals set in relation to business drivers in each strategic pillar – grow core, diversify offerings and build on new opportunities | Annual top-line and profitability results (net revenue and net income) |
| Corporate ESG modifier | Commitment to our ESG priorities, which enhance shareholder value | Performance evaluated against Mastercard's values (Mastercard Way), which are designed to drive a high-performance culture with decency at its core | |
| Corporate strategic performance modifier | Commitment to decency, inside and outside of Mastercard | Operational objectives in each strategic pillar and enablement areas | |
| Individual performance factor (IPF) | Performance evaluated against the Mastercard values | Performance measured against core strategic objectives appropriate to role | Key financial results appropriate for executive's role |
| **Long-term incentive plan** | | | |
| Individual performance | Grant based on potential to grow and lead in alignment with Mastercard values and to assume increasing levels of responsibilities in connection with strategic/financial priorities | | |
| Corporate financial results (Performance Stock Units or PSUs) | | Generally, financial metrics and goals aligned to external multi-year guidance | Balances incentives to drive fundamental financials and stock price appreciation |
| Relative TSR modifier (PSUs) | | | |
| Absolute stock price appreciation (PSUs, Restricted Stock Units and stock options) | Combination of cultural, strategic and financial priorities drives sustainable, long-term stockholder value | | |

**Positive pay practices**

The HRCC and management regularly review our compensation and benefit programs. Accordingly, we have adopted a number of practices over the last several years that affect our executive compensation program:

| What we do | What we don't do |
|---|---|
| ☑ Pay for performance | ☒ No hedging or pledging of Mastercard stock |
| ☑ Align executive compensation with stockholder returns through long-term incentives | ☒ No excise tax gross-ups for executive officers |
| ☑ Reinforce the importance of sustainability by linking annual incentive compensation to ESG metrics | ☒ No tax gross-ups, other than under our global mobility programs |
| ☑ Maintain significant stock ownership requirements and guidelines, as well as a post-vest holding period on PSUs | ☒ No repricing of stock options |
| ☑ Use appropriate peer groups when establishing competitive compensation | ☒ No new evergreen employment agreements |
| ☑ Review management succession and leadership development programs | ☒ No dividend equivalents on unvested equity awards |
| ☑ Reward individual performance but with limits that cap individual payouts in executive incentive plans | ☒ No guaranteed annual salary increases or bonuses |
| ☑ Regularly assess compensation programs to mitigate undue risk taking by executives | ☒ No granting of discounted or reload stock options |
| ☑ Mandate "double-trigger" provisions for all plans that contemplate a change in control | ☒ No spring loading of equity grants |
| ☑ Maintain robust clawback and equity award forfeiture policies | |
| ☑ Retain an independent compensation consultant | |
| ☑ Hold an annual say-on-pay advisory vote | |

## Total direct compensation (TDC) for NEOs

The primary elements of our executive compensation program consist of base salary, annual incentive and long-term incentive compensation. The elements of compensation were selected by the HRCC because it considers each element to be important in meeting one or more of the objectives of our core executive compensation principles. The following table provides information regarding the elements of target TDC for our NEOs:

| | CEO | Other NEOs | Purpose | Key characteristics | Performance metrics and weightings |
|---|---|---|---|---|---|
| Base salary | 6% | 10% | • Attract and retain executives with competitive level of cash compensation | • Reviewed annually and adjusted when appropriate | • Considers desired market position in consideration of scope of responsibilities, individual contributions and expertise |
| Annual incentive | 13% | 14% | • Motivate and reward executives for performance against key performance metrics during the fiscal year<br>• Serves as a key compensation element for rewarding annual results and differentiating performance each year | • Performance metrics and goals established by a committee of independent directors<br>• Payouts based on performance against financial, ESG, strategic and individual objectives<br>• Payouts cannot exceed 250% of an executive's target annual incentive amount | • Adjusted net income (67%)<br>• Adjusted net revenue (33%)<br>• ESG modifier and strategic performance adjustment |
| Long-term incentive: **Performance stock units (PSU)** | 49% | 46% | • Motivate and reward executives for performance on key long-term measures<br>• Align the interests of executives with long-term stockholder value<br>• Retain executive talent | • Performance metrics and goals established by a committee of independent directors<br>• Maximum payout equal to 200% of the target number of PSUs granted[1] | • Adjusted earnings per share (EPS) (50%)[1]<br>• Adjusted net revenue (50%)[1]<br>• Relative total shareholder return modifier |
| Long-term incentive: **Restricted stock units (RSU)** | 16% | 15% | • Align the interests of executives with long-term stockholder value<br>• Retain talent through significant ownership of Mastercard stock by our executives | • Vest ratably over three years (beginning in 2022)<br>• Options: max term of 10 years | • Stock price |
| Long-term incentive: **Stock options** | 16% | 15% | | | |









[1] As described on pg 77, the 2021 PSU program reflects temporary changes made in consideration of the dynamic economic environment at the time performance metrics and goals were being established. For 2021 PSUs, financial performance will be determined by assessing our one-year EPS growth, as modified by our three-year TSR relative to the S&P 500 companies, and the maximum payout was reduced to 175% of target.

### Incentive compensation performance metrics

The business metrics used under our annual and long-term incentive programs focus on the key drivers for executing our strategy and creating and sustaining long-term stockholder value.

| | |
|---|---|
| **Adjusted net revenue** | Revenue growth, both organic and through acquisitions, is critical to our success |
| **Adjusted net income/ adjusted earnings per share (EPS)** | Net income and EPS are our primary measures of profitability and capital deployment |
| **Total shareholder return (TSR)** | TSR enhances the link and alignment between stockholders and employees |

As a growth company, revenue growth is of primary importance, and we include a revenue measure in our short- and long-term incentive programs and balance it by placing emphasis on profitability in both programs.

In assessing our performance for the purpose of determining variable compensation awards, we supplement certain measures derived from our consolidated financial statements with measures that exclude the impact of foreign exchange, restructuring, litigation, acquisitions and other one-time special items.

### Base salary

Base salary is the fixed portion of total direct compensation for our executive officers, including the NEOs. The base salary for each NEO is approved by the HRCC based on various factors, including the peer group data for each position and the assessment of the executive officer's contributions to Mastercard's performance.

The base salary for each executive officer is reviewed as part of the annual compensation decision-making process. Increases occur, at the HRCC's discretion, when the executive officer's base salary is not reflective of the desired market position or when a change in responsibility or individual contributions warrants an adjustment.

As part of the year-end compensation decision-making process, with input from its independent compensation consultant, the HRCC approved the following base salary increases effective March 1, 2022:

- Michael Miebach: from $1,000,000 to $1,175,000
- Sachin Mehra: from $650,000 to $750,000
- Craig Vosburg: from $650,000 to $700,000
- Michael Froman: from $650,000 to $675,000
- Timothy Murphy: from $650,000 to $675,000

### Annual incentive

Annual incentive awards for our executive officers are granted under our SEAICP. The HRCC uses the SEAICP to provide a cash incentive award to the executive officers, including the NEOs, for the attainment of annual company, business unit and individual performance objectives that are established at the start of the year (as described in the "Annual Compensation Decision-Making Participants and Process" on pg 81).

The determination of the annual incentive, or bonus, for each of our NEOs is based on our corporate score and each NEO's individual performance factor, as shown below:



**Corporate score** (0%-200%) **X** **Individual performance factor** (0%-200%) **=** **Final bonus payout** (0%-250% of target)

**Step one: Financial score** (0%-200%)

2022 financial performance metrics and weightings:

- 2/3 adjusted net income
- 1/3 adjusted net revenue

**Step two: ESG modifier**

Financial score (step one) can be adjusted within a range of up or down by 10 percentage points

**Step three: Strategic performance adjustment**

Resulting financial and ESG modifier score (steps one and two) can be adjusted within a range of up 10 percentage points or down 20 percentage points

## Corporate score

As described below, the HRCC determined that performance under the annual incentive plan resulted in a corporate score of 151% of target, reflecting financial, ESG and strategic performance.

| Component | Score |
|---|---|
| Financial score (a) | 157% |
| ESG modifier (b) | +6% |
| Strategic performance adjustment (c) | -12% |
| **Final corporate score (a+b+c)** | **151%** |

The HRCC used a three-step process to determine the 2022 corporate score:

- **Step one** (financial score): calculated based on corporate performance against rigorous and challenging financial performance goals aligned with our annual business plan. We believe adjusted net income and adjusted net revenue are the most important indicators of the successful execution of our strategy and correlate with long-term stockholder value creation.

For 2022, financial performance was strong, as detailed on pg 67 and below, resulting in a financial score of 157%:

| Metrics | Goal weight | 2021 actual | Final 2022 performance goals | | | 2022 adjusted actual[1] | Score |
|---|---|---|---|---|---|---|---|
| | | | Threshold (50% payout) | Target (100% payout) | Maximum (200% payout) | | |
| **Adjusted net income — SEAICP ($ millions)** | 67% | $8,331 | $9,494 | $10,069 | $10,644 | $10,393 | 156% |
| **Adjusted net revenue ($ millions)** | 33% | $18,961 | $21,730 | $22,473 | $23,216 | $22,901 | 158% |
| | | | | | | **Financial score** | 157% |

[1] Metrics shown differ from net income and net revenue under GAAP because they exclude the impact of translational and transactional activity related to foreign exchange rates and the related impact of our foreign exchange derivatives designated as cash flow hedging instruments. Adjusted net income – SEAICP also excludes gain/loss on equity investments and special items consisting of litigation provisions and a tax benefit related to U.S. tax legislation. Additionally, adjusted net income – SEAICP reflects the impact of the financial score of 157%.

- **Step two** (ESG modifier): based on performance against environmental, social and governance objectives established in early 2022. Actual performance above or below the predefined ESG metrics can adjust the financial score upward or downward within a range of 10 percentage points (ppt).

The table below illustrates performance against the 2022 ESG performance targets:

| ESG metric | Weight | Target | Actual | Score |
|---|---|---|---|---|
| **Percent reduction in Scope 1 and 2 greenhouse gas emissions from 2016 base year**[1] | 10% | 38%-43% | 46% | +1% |
| **Percent response by top-tier suppliers to Carbon Disclosure Project survey and who set a near-term science-based carbon reduction goal or net zero target** | 10% | 68%-72% | 78% | +1% |
| **Number of individuals newly connected to digital economy (financial inclusion)**[1] | 40% | +85 million to +95 million | +119.1 million | +4% |
| **Percent improvement of median female pay as a percent of median male pay from 2021 base year**[2] | 40% | +0.01 to +1.0 ppt | +0.8 ppt | No adjustment |
| **Total ESG modifier** | | | | +6% |

[1] Actual results are based on the measurement period of October 1, 2021 to September 30, 2022.

[2] The gender pay gap target shown above uses a 2021 baseline pay gap of 93.2%. The resulting 2022 gender pay gap of 94.0% (+0.8 ppt) uses data as of September 30, 2022 and neutralizes for currency fluctuations over the measurement period by using 2021 foreign exchange (FX) rates. The baseline for the 2023 measurement period is 94.7%, which reflects 2022 FX rates.

ESG metrics were selected based on their measurability, alignment with our business strategy and culture, and executives', including our NEOs', ability to impact them. Like many other ESG priorities, they also align with a trend in investor (and other stakeholder) preferences for companies to take sustainability seriously and understand its importance in creating value for stockholders and other stakeholders. The metrics selected for 2022 do not constitute an exhaustive list of Mastercard's ESG priorities, all of which are important.

- **Step three** (strategic performance adjustment): based on performance against our strategic objectives established in early 2022. While these objectives do not immediately translate into current year financial results, we believe success against these metrics positions the company for future, sustained growth. If the HRCC believes an adjustment is warranted based on its assessment of performance outcomes versus these predefined strategic objectives, the financial score may be adjusted within a range of +10 percentage points to -20 percentage points.

For 2022, the HRCC approved the following strategic performance objectives:

| | |
|---|---|
| **Expand in payments** | Driving innovation and payments growth and capturing new payment flows |
| **Extend our services** | Enhancing the value of payments and supporting network expansion |
| **Embrace new network opportunities** | Focusing on new opportunities in open banking and identity solutions |
| **Enabled by a key set of activities** | People, brand, data, technology, and franchise |

While the HRCC recognizes that significant objectives were achieved in 2022, with Management's input, the HRCC determined there is more work to be done to manage and grow new payment flows and to diversify our business; therefore, a strategic performance adjustment reduction of 12 percentage points was appropriate.

With this adjustment, the final corporate score was calculated as follows:

| Component | Score |
|---|---|
| Financial score (a) | 157% |
| ESG modifier (b) | +6% |
| Strategic performance adjustment (c) | -12% |
| **Final corporate score (a+b+c)** | **151%** |

For employees designated as part of a business unit, performance against predetermined business unit goals is factored into the formulaic calculation of the score used to determine those employees' annual incentive bonus.

Once the corporate score is established, annual incentive payouts are further adjusted for each NEO by an individual performance factor (IPF), which is determined through assessing performance against individual performance objectives.

## Individual performance factor

Individual objectives are set for each NEO to support the company's strategic objectives and are tied to areas of the business each NEO directs.

Below is a summary of each NEO's primary 2022 objectives:

| Name | 2022 objectives |
|---|---|
| **Michael Miebach** | Deliver on key financial metrics and innovation, enhance the perception of Mastercard in the marketplace, build and strengthen relationships with key constituents, position Mastercard for growth as the industry undergoes physical and digital convergence, drive a culture of decency that emphasizes doing well by doing good both inside and outside the company, and ensure a successful leadership transition |
| **Sachin Mehra** | Deliver on key financial metrics (including efficiencies), strategic development and execution, acquisitions and integration, and risk management |
| **Craig Vosburg** | Advance globally all products and services, ensuring we continue to deliver the best experiences with the highest levels of safety and security for our customers |
| **Michael Froman** | Grow strategic partnerships, scale new business opportunities, drive sustainability efforts, and advance the company's partnership with governments to address major societal and economic issues |
| **Timothy Murphy** | Drive the people, legal, public policy and franchise strategy to enable the organization to deliver value to stakeholders and continue unprecedented growth |

The HRCC, with input from the CEO (except in respect of himself), assessed each NEO's performance against individual objectives and contributions to overall company results to determine an IPF.

## 2022 annual incentive earned

As a result of the decisions discussed above, the HRCC approved the following annual cash incentive payouts for each of the NEOs in early 2022:

| Name | 2022 base salary | 2022 target annual incentive | | 2022 actual annual incentive | |
|---|---|---|---|---|---|
| | | % of base | $ | % of target | $ |
| **Michael Miebach** | $1,175,000 | 200% | $2,350,000 | 211.4% | $4,967,900 |
| **Sachin Mehra** | $750,000 | 150% | $1,125,000 | 193.7% | $2,179,408 |
| **Craig Vosburg** | $700,000 | 125% | $875,000 | 172.2% | $1,506,751 |
| **Michael Froman** | $675,000 | 125% | $843,750 | 165.0% | $1,392,398 |
| **Timothy Murphy** | $675,000 | 125% | $843,750 | 179.4% | $1,513,476 |

While each individual is eligible for a maximum bonus of 250% of target, the aggregate plan payout is capped at 200% of target, which includes participants not listed above.

**2023 MASTERCARD PROXY    75**

## Long-term incentives

### 2022 program overview

We use equity grants as the primary means of providing long-term incentives (LTI) to our employees and aligning the interests of our employees with stockholders. For 2022, each NEO's annual award consisted of 60% PSUs, 20% RSUs and 20% stock options. Information about the long-term awards to the NEOs in 2022 can be found in the Grants of Plan-Based Awards table (see pg 90).

In making its determination on what types of awards to grant, the HRCC considers the following:

• The effect of having the CEO and other NEOs receive a significant portion of their total direct compensation in equity awards, with multi-year vesting, to motivate and provide an incentive for these officers and to align their interests with those of our stockholders

• Peer group information (see pgs 83-84 for more information)

• Trends in long-term incentive grants

• The accounting treatment of such awards

On March 1, 2022, the HRCC granted the following aggregate dollar amounts of PSUs, RSUs and stock options under our Amended and Restated 2006 Long Term Incentive Plan (LTIP) to the NEOs:

| Name | Performance stock units[1] | Restricted stock units[1] | Stock options[1] | Total |
|---|---|---|---|---|
| Michael Miebach | $8,985,000 | $2,995,000 | $2,995,000 | $14,975,000 |
| Sachin Mehra | $3,975,000 | $1,325,000 | $1,325,000 | $6,625,000 |
| Craig Vosburg | $3,135,000 | $1,045,000 | $1,045,000 | $5,225,000 |
| Michael Froman | $2,880,000 | $960,000 | $960,000 | $4,800,000 |
| Timothy Murphy | $2,880,000 | $960,000 | $960,000 | $4,800,000 |

[1] Amounts differ from the Summary Compensation Table due to (1) differences in the stock price used to convert grant values to a number of units and the accounting value per unit that is required to be reported in the Summary Compensation Table and (2) rounding.

## Performance stock units

PSUs represent approximately 60% of the annual long-term incentive grant value. As described below, our program has evolved over the last few years to adapt to the changing economic environment and achieve an appropriate balance of human capital and stakeholder interests.

| | PSUs granted prior to 2021 | PSUs granted in 2021 | PSUs granted after 2021 |
|---|---|---|---|
| **Measures and weightings** | **50%**<br>Three-year adjusted net revenue CAGR | **100%**<br>One-year adjusted EPS growth | **50%**<br>Three-year average adjusted net revenue growth |
| | **50%**<br>Three-year adjusted EPS CAGR | | **50%**<br>Three-year average adjusted EPS growth |
| **Formulaic metric adjustments:** | | | |
| · Variances in Personal Consumption Expenditure (PCE) | Yes | Yes | No |
| · Variances in cross-border travel | No | Yes | No |
| **Modifier** | ←----------------- Three-year relative TSR vs. S&P 500 (up to +/- 50% modifier) -----------------→ | | |
| **Vesting** | **0%-200%**<br>of target number of PSUs granted | **0%-175%**<br>of target number of PSUs granted | **0%-200%**<br>of target number of PSUs granted |
| **Design focus/actions** | Long-standing plan design | Better align performance periods and metrics with business results our employees can drive | Improve durability |

CAGR = Compound annual growth rate

- The HRCC selected adjusted net revenue and EPS as performance measures to provide a balanced focus on top- and bottom-line performance
  - EPS targets include a budgeted assumption for share buybacks
- Relative TSR modifier enhances the link with stockholder returns by adjusting, up or down, the payout from the financial metrics by Mastercard's relative TSR (stock price performance plus dividends) over the three-year performance period versus the S&P 500 member companies to reflect our stockholder experience
- Excludes dividends or dividend equivalents prior to vesting
- Shares issuable at vesting are subject to a mandatory one-year holding period
- Vested PSUs are eligible for dividend equivalents during the mandatory one-year holding period

## Settlement of 2020 performance stock units

In 2023, following the completion of the three-year performance period of 2020-2022, Mastercard settled the PSU awards that were granted in 2020. In February 2020, the HRCC determined that the payout rate for the 2020 PSUs would be tied to performance against three-year adjusted net revenue and adjusted EPS growth goals and modified by Mastercard's relative TSR performance against S&P 500 companies. Performance targets for our 2020 PSUs were set prior to the onset of the COVID-19 pandemic, which created significant headwinds for our business, resulting in a below-target payout for 2020 PSUs.

The following table shows the performance assessment against the adjusted net revenue and adjusted EPS metrics:

| Measurement | Threshold[1] | Target[1] | Maximum[1] | Actual | Score |
|---|---|---|---|---|---|
| Three-year adjusted net revenue CAGR[2] | 11.2% | 15.2% | 20.2% | 11.1% | 0% |
| Three-year adjusted EPS CAGR[3] | 14.2% | 19.2% | 23.2% | 14.6% | 54.0% |
| **Average of net revenue and EPS score (pre-TSR score)** | | | | | **27.0%** |

[1] PCE was 120 bps (basis points) above the forecast, and, as such, original adjusted net revenue and adjusted EPS minimum, target and maximum were each automatically adjusted upward by 120 bps accordingly.

[2] Results shown differ from net revenue compound annual growth rate (CAGR) under GAAP because they exclude the impact of 2020-2022 acquisitions, translational and transactional impacts of foreign currency, and the related impact of our foreign exchange derivatives designated as cash flow hedging instruments.

[3] Results shown differ from EPS CAGR under GAAP because they exclude 2020-2022 acquisitions, translational and transactional impacts of foreign currency, the related impact of our foreign exchange derivatives designated as cash flow hedging instruments, gain/loss on equity investments, litigation provisions, changes to U.S. tax legislation, and certain discrete tax and other one-time items. The actual impact on EPS from share buybacks versus the initial assumed impact did not result in any change to the final PSU score.

The following table shows the relative TSR performance assessment, which provides for up to a +/- 50 percentage point adjustment, and the final PSU payout score, which could range from 0%-200% of target:

| Measurement | Threshold (50% modifier) | Target (100% modifier) | Maximum (150% modifier) | Actual result | Pre-TSR score (a) | Modifier (b) |
|---|---|---|---|---|---|---|
| Three-year relative TSR modifier | 25th percentile (TSR of -2.07%) | 50th percentile (TSR of 23.66%) | 75th percentile (TSR of 51.19%) | 36th percentile (TSR of 8.95%) | 27.0% | 71.0% |
| **Payout rate (a x b)** | | | | | **19.2%** | |

## 2022 performance stock units

The HRCC approved changes to our 2022 PSU program to improve its durability in increasingly volatile markets and reduce the role of potential adjustments that might otherwise be considered to align pay with reasonably controllable operating performance in the future. Changes to our 2022 PSU program include:

- Shift from the three-year compound annual growth rate targets for the financial components of the program to three individually set annual targets established at the onset of the three-year performance period expressed as a growth rate over the previous year's actual result.

- Number of PSUs earned will be based on the actual annual performance averaged over a three-year period and subject to a three-year relative TSR modifier.

- A financial metric payout cap that limits the number of shares earned for financial performance to 100% of target if performance against the three individually established annual growth targets yields an above-target payout while the three-year compound annual growth rate goal for each metric is not achieved.

- Elimination of the design feature that automatically adjusts targets based on the variance between expected and actual Personal Consumption Expenditure over the three-year performance period.

We believe the new design creates a more sustainable alignment with stakeholder interests, preserving long-term focus on stockholder value while enhancing the company's ability to retain and engage leadership talent in volatile markets.

Forward-looking targets for our PSUs are not disclosed as doing so could result in competitive harm and be detrimental to our operating performance. However, at the completion of the performance period, we retrospectively disclose the performance goals and payouts for all previously granted PSUs.

## Stock options

Stock options represent approximately 20% of the annual long-term incentive grant value. We believe stock options are a form of performance-based incentive compensation because they require stock price appreciation to deliver value to the holder, thereby aligning compensation earned with the value stockholders receive over the same period of time. For 2022, stock option awards have an exercise price of $344.48 per share, which was the closing price of Class A common stock on the NYSE on March 1, 2022, vest in three equal annual installments beginning March 1, 2023 and have a maximum term of 10 years. Stock options are not eligible for dividends or dividend equivalents.

## Restricted stock units

RSUs represent approximately 20% of the annual long-term incentive grant. We believe RSUs help ensure a balanced LTI portfolio that effectively retains and engages our employees in a variety of market conditions. The number of RSUs granted was determined using a stock price of $340.68, which represents the closing stock price on the date of the grant, discounted by the expected dividend yield over the vesting period, and awards vest in three equal annual installments beginning March 1, 2023.

## Other elements of compensation

In addition to the primary elements of total direct compensation described above, the NEOs may be eligible for the programs and benefits described below. The compensation related to these programs and benefits is provided in columns (h) and (i) of the Summary Compensation Table.

### Perquisites

For reasons of security, efficiency and personal safety, the company requests that Mr. Miebach travel by company aircraft and car/driver services, including travel for personal purposes. Mr. Miebach reimburses Mastercard, as calculated using the Standard Industry Fare Level rates published by the Internal Revenue Service (IRS), for personal aircraft usage.

### Global mobility program

Our global mobility programs are designed to support employees who relocate at the request of the company and provide certain expatriate benefits to facilitate the transition and international assignment, including moving expenses, allowances for housing and goods and services, and tax equalization. The goal of these relocation and expatriate assistance programs is to mitigate the financial impact of the international assignment, including the applicable taxes. This allows Mastercard to quickly meet global business needs and develop our talent.

### Deferred compensation

In 2022, all U.S. employees, including our U.S. NEOs, at or above a certain level whose 2022 base salary was in excess of $190,000, were eligible to defer a portion of compensation into a non-qualified deferred compensation arrangement, referred to as the Mastercard Incorporated Deferral Plan. None of the NEOs elected to defer their 2022 compensation into the plan.

### Benefit programs

The HRCC is responsible for reviewing specific benefit arrangements for the NEOs and other key employees to determine competitiveness in the market, as well as to ensure that these programs are consistent with our objectives to attract, retain and motivate high-performing employees. Mastercard maintains several benefit plans and programs in which the NEOs may be eligible to participate. These plans and programs include:

- Mastercard Savings Plan (Savings Plan): a 401(k) retirement plan for U.S. employees, including NEOs. The components of the plan include employee contributions on a before-tax, Roth IRA and/or after-tax basis and an employer matching contribution. The employer matching contribution was 167% of the employee contributions (up to 6% of eligible compensation). Eligible compensation in the Savings Plan is limited to base salary, up to the applicable IRS limit, which was $305,000 for 2022.

- Restoration Program: an arrangement for certain highly compensated U.S. employees, including the NEOs, that restores missed employer contributions due to the compensation limit under Section 401(a)(17) of the 401(k) Savings Plan. Under the Restoration Program, each eligible employee receives an annual contribution for the difference between (1) employer contributions the employee would have been eligible to receive for the calendar year under the Savings Plan if the compensation limit did not apply and (2) the maximum employer contribution up to the compensation limit of 401(a)(17) under the Savings Plan.

- Mastercard's health and welfare programs: Health and welfare programs are available to all U.S. employees working a minimum of 76 hours per month, including the NEOs. These programs include medical, dental, vision, flexible spending accounts, health savings accounts, life insurance, accidental death and dismemberment insurance, disability insurance and business travel accident insurance. In addition, medical, dental and life insurance coverage is available for retirees. Employees who were hired on or before June 30, 2007 are eligible for an employer subsidy that reduces the retiree's cost for participating in the medical and dental programs. The amount of the subsidy is based on the employee's age and service upon retirement. Employees who were hired after June 30, 2007 are eligible for the same retiree programs but without any employer subsidy.

# Annual compensation decision-making participants and process

## Participants in the compensation decision-making process

### Role of Human Resources and Compensation Committee

Exclusive decision-making responsibility for all executive compensation matters with input from management and its independent consultant

### Role of compensation consultant

- Attends all HRCC meetings
- Reviews and advises on all material aspects of executive compensation and plan design
- Reports on executive compensation trends and best practices
- Participates in the goal-setting process for incentive compensation plans
- Assists with the development of peer group used for comparison of executive compensation
- Conducts market check of executive officer compensation relative to the peer group
- Tests pay versus performance
- Works with HRCC Chair to recommend base salary and annual and long-term incentive awards for the CEO
- Provides advice with respect to non-employee director compensation



### Role of executive management

- Chief Executive Officer, Chief Administrative Officer, Chief People Officer and other members of management, as appropriate, attend HRCC meetings
- Responsible for designing and implementing executive compensation programs
- Recommends base salary and annual and long-term incentive awards for executive officers (excluding the CEO)
- Recommends incentive plan performance metrics and goals
- Presents significant proposals that affect executive compensation
- The CEO is not present for discussions related to, and plays no role in, the setting of his own compensation

While the HRCC considers the input and advice of management and its independent compensation consultant, the HRCC uses its own independent judgment in making final decisions and approvals on compensation paid to executive officers.

The HRCC has the full authority to retain and terminate the services of the compensation consultant. Each year, the HRCC conducts an independence review of its compensation consultant pursuant to SEC and NYSE rules. For 2022, the HRCC confirmed FW Cook's independence and determined that no conflicts of interest existed in connection with the services provided. FW Cook provides no other services to Mastercard other than the services rendered to the HRCC.

## Annual compensation decision-making process

The following timeline of key events reflects the HRCC's typical annual decision-making process:

| February (current year) | April-September | December | February (following year) |
|---|---|---|---|
| **Establish** | **Evaluate & review** | **Assess & determine** | **Approve** |
| • **Target pay levels**<br>• **Financial performance metrics and goals**<br>• **Strategic objectives** | • **Competitive assessment**<br>• **Governance features**<br>• **Pay and performance alignment**<br>• **Stockholder feedback**<br>• **Talent development**<br>• **Market trends and regulatory developments** | • **Corporate performance**<br>vs. financial metrics<br>vs. strategic objectives<br>• **Executive performance**<br>vs. individual objectives | • **Incentive payment amounts** |

## Peer group

The HRCC, with assistance from its independent compensation consultant and input from management, establishes Mastercard's peer group.

The selection process begins with a list of potential peer companies, which is filtered using various criteria to determine the final list of peer companies.

The following outlines the process that is undertaken by the HRCC to select the peer group, as well as the resulting list of peer companies, used for market comparisons, benchmarking and a determination of executive compensation levels for 2022:

| 1 | 2 | 3 | Peer group |
|---|---|---|---|



- Accenture
- Adobe
- American Express
- Automatic Data Processing
- BlackRock
- Bookings Holdings
- Capital One Financial
- Discover Financial Services
- Fidelity National Information Services
- Fiserv
- Intuit
- PayPal Holdings
- Salesforce.com
- SAP
- S&P Global
- Visa

**1. Consider initial list of companies**

**Initial list:**

- Companies in similar industries
- Competitors for executive talent
- Companies that consider Mastercard a peer, are peers of our direct competitors or are considered to be our peers by third parties (i.e., analysts and proxy advisors)

**2. Utilize an objective set of screens to create the list of potential peer companies**

**Size screens:**

- Revenue, market cap and market cap to revenue ratio

**Performance screens:**

- Revenue growth, operating margin

**Business screens:**

- Industry relevance, global presence

**3. Apply secondary list of screens to select the final peer group that in aggregate satisfies the desired objectives**

**Secondary screens:**

- Company strategy, technology-focused companies, international and global brands, consulting services companies

The compensation consultant used the peer group above, which was unchanged from the 2021 peer group, to develop the market data materials that were provided to the HRCC to assist in the 2022 executive compensation decision-making process.

Mastercard's relative size rank within the peer group used for 2022 compensation decision-making is shown below:

**Mastercard's relative size rank within the peer group**


0%
25%
50%
75%
100%
Revenue
Net income
Market cap

Note: As of year-end 2022
Source: FactSet

The HRCC reviews the peer group annually and last approved changes in 2020 effective for 2021. In 2022, following its annual review, the HRCC approved the following changes effective for 2023 compensation decision-making:

- Removed: Automatic Data Processing, BlackRock, Capital One Financial, SAP and S&P Global
- Added: Block, Broadcom, IBM, Microsoft and Oracle

The HRCC believes the new peer group more accurately reflects the labor market for executive talent given the evolution of the company's business strategy.

While the HRCC relies on the peer group analysis to provide market data and relevant trend information, it does not consider the peer group analysis as a substitute for its collective business judgment.

## 2023 compensation decisions

### Base salary and annual incentive

Following the HRCC's annual review of executive pay levels relative to market data provided by its independent compensation consultant, the HRCC approved an increase to the base salaries, effective March 1, 2023, for Messrs. Miebach, Mehra, Vosburg, Froman and Murphy to $1,250,000, $800,000, $750,000, $725,000 and $725,000, respectively. The 2023 annual incentive award opportunity was not changed for any of the NEOs.

### Long-term incentive plan

On March 1, 2023, the HRCC granted the following aggregate dollar amounts of PSUs, stock options and RSUs under our LTIP to each NEO:

| Name | PSUs | Options | RSUs | Total |
|------|------|---------|------|-------|
| **Michael Miebach** | $11,850,000 | $3,950,000 | $3,950,000 | $19,750,000 |
| **Sachin Mehra** | $5,100,000 | $1,700,000 | $1,700,000 | $8,500,000 |
| **Craig Vosburg** | $3,900,000 | $1,300,000 | $1,300,000 | $6,500,000 |
| **Michael Froman** | $3,600,000 | $1,200,000 | $1,200,000 | $6,000,000 |
| **Timothy Murphy** | $3,600,000 | $1,200,000 | $1,200,000 | $6,000,000 |

**PSUs** represent at least 60% of the annual LTI value. The number of PSUs awarded was converted from the dollar amounts shown above using the closing stock price on the date of grant, which was $353.50.

**Stock options** represent up to 20% of the annual LTI value. Stock option awards have an exercise price of $353.50 per share, the closing stock price on the date of grant, and will vest in three equal annual installments beginning March 1, 2024. The number of stock options awarded was converted from the dollar amounts shown above using a fair value of $123.22.

**RSUs** represent up to 20% of the annual LTI value. The number of RSUs granted was determined using a stock price of $349.40, which represents the closing stock price on the date of grant, discounted by the expected dividend yield over the vesting period. Awards vest in three equal annual installments beginning March 1, 2024.

## Additional compensation program features and policies

### Stock ownership requirement and guideline

We believe meaningful equity ownership by our senior executives strengthens the alignment between the long-term interests of our senior executives and stockholders. In order to achieve this, the HRCC requires that Management Committee members (which include all NEOs) attain the following levels of ownership of shares of the company's common stock:

| Role | Requirement |
|------|-------------|
| **Michael Miebach** | 6 |
| **Sachin Mehra** | 4 |
| **Craig Vosburg** | 4 |
| **Michael Froman** | 4 |
| **Timothy Murphy** | 4 |
| **Remaining Executive Leadership Team members** | 4 |
| **Remaining Management Committee members** | 2 |

**What counts toward stock ownership requirement**
- Mastercard shares owned personally and beneficially
- PSUs subject to the post-vest holding period

**What does not count toward stock ownership requirement**
- Stock options
- Unvested RSUs and PSUs

Executives subject to an ownership requirement must retain at least 50% of the net shares received from each RSU and PSU vesting event until they are in compliance with their ownership requirement. Compliance with ownership requirements and guidelines is reviewed by the HRCC annually. All NEOs have reached their ownership requirement with the exception of Mr. Froman, who is in compliance with the ownership policy by retaining 50% or more of the net shares received from each RSU and PSU vesting event.

In addition to the ownership requirements described above, an ownership guideline of one times base salary is in place for approximately 160 executives who are given five years from the time they are promoted or hired to comply with their guideline.

If the HRCC determines that an executive is not in compliance with his or her requirement or guideline, it may direct a larger percentage of the executive's future compensation into equity-based compensation.

### Stock grant practices

The HRCC has adopted a policy with respect to equity awards that contains procedures to prevent stock option backdating or other timing issues. Under the policy, the HRCC has exclusive authority to grant equity awards to our Executive Officers. The policy provides that the HRCC will approve annual equity grants to employees at a meeting prior to March 1 of each year, with the dollar amount for such awards to be set at such meeting and grants to be made effective as of and with an exercise price reflecting the closing price of our Class A common stock on the NYSE on March 1 of each year. If March 1 falls on a weekend, the exercise price for any stock options granted will be the closing price of the stock on the last trading day prior to March 1. Grants of equity awards to new or newly promoted employees or for other special events may be made at other times in the year. These off-cycle grants are issued using an exercise price that reflects the closing price of our Class A common stock on the effective date of the grant.

### Clawbacks

In the event of an accounting restatement of materially inaccurate financial results, the SEAICP and LTIP, as well as the PSU grant agreements, include clawback provisions under which the company may recover performance-based compensation in excess of the amounts that would have been paid or earned based on the restated financial results. The PSU clawback is designed to recoup the shares awarded or, in the event the shares have been sold or transferred, the net proceeds from that sale or transfer. The SEAICP and all equity award agreements include a provision allowing the company to recover compensation in cases where detrimental behavior causes material reputational or other harm to the company.

Our NEOs' participation in the LTIP is conditioned upon signing a non-solicitation, non-competition and non-disclosure agreement with Mastercard. The non-competition covenant is effective for 12 months, and the non-solicitation covenant is effective for 24 months after termination from Mastercard. The agreement also contains a provision for the recovery by Mastercard, in the event of a violation of the non-solicitation, non-competition or non-disclosure covenants, of gains realized from stock options exercised during the two-year period prior to the date of the violation and the value of any stock awards other than stock options that vested in the two-year period prior to the violation or, to the extent no such stock award vested during that period, the gross amount of annual incentive payouts under the SEAICP.

On October 26, 2022, the SEC adopted final rules implementing the incentive-based compensation recovery provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The final rules direct the stock exchanges to establish listing standards requiring listed companies to develop and implement a policy providing for the recovery of erroneously awarded incentive-based compensation received by current or former executive officers and to satisfy related disclosure obligations. We intend to timely adopt a clawback policy to reflect these new requirements.

### Risk assessment

The HRCC has reviewed and assessed Mastercard's compensation policies and practices for all employees, including our NEOs. Throughout the year, when establishing compensation program elements, making awards and determining final payouts for incentive compensation, the HRCC considers the relationship of Mastercard's risk oversight practices to employee compensation. The HRCC believes that Mastercard's compensation program and policies do not create or encourage risk taking that is reasonably likely to have a material adverse effect on Mastercard.

### Severance agreements

All NEOs are covered by our standard severance and change in control plans for key executives.

When making compensation decisions for the NEOs, the HRCC generally does not specifically consider the potential payments that may be made in the future to the NEOs in the event of termination of employment or in connection with a change in control. The severance plans govern the obligations of the parties following a termination of employment (either in connection with, or independent of, a change in control of Mastercard). In addition, Mastercard believes that severance payments provide an appropriate incentive for executives to comply with certain non-competition, non-solicitation and non-disclosure restrictions following a termination of employment. Moreover, the benefits provided to the NEOs in the event of termination of employment in connection with a change in control of Mastercard are designed to allow the executives to assess takeover bids objectively and to maintain their sole focus on keeping the interests of stockholders the top priority. You can find further discussion of these severance arrangements in the "Potential payments upon termination or change in control" section that follows this CD&A.

### Tax implications – deductibility of executive compensation

As part of its role, the HRCC recognizes the limitations on the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code. The HRCC believes that its primary responsibility is to provide a compensation program that attracts, retains and rewards the executive talent needed for Mastercard's success and that a significant portion of our NEOs' compensation should continue to be tied to Mastercard's performance, even if the compensation is not necessarily tax deductible.

# Compensation Committee report

The HRCC has reviewed and discussed the CD&A with management, and, based on such review and discussions, the HRCC recommended to the Board that the CD&A be included in this Proxy Statement, which has been incorporated by reference to Mastercard's 2022 Form 10-K.

**Human Resources and Compensation Committee**

Richard K. Davis, Chair
Julius Genachowski
Oki Matsumoto
Youngme Moon
Harit Talwar
Lance Uggla

(April 2023)

# Summary compensation table

The following tables summarize the total compensation of our NEOs for fiscal years 2022, 2021 and 2020:

| Name and principal position | Year | Salary ($) | Bonus ($) | Stock awards ($)[1] | Option awards ($)[2] | Non-equity incentive plan compensation ($)[3] | Change in pension value and non-qualified deferred compensation earnings ($) | All other compensation ($)[4] | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| (a) | (b) | (c) | (d) | (e) | (f) | (g) | (h) | (i) | (j) |
| **Michael Miebach** President and Chief Executive Officer | 2022 | 1,145,833 | — | 11,744,540 | 2,995,002 | 4,967,900 | — | 205,268 | 21,058,543 |
| | 2021 | 1,000,000 | — | 9,627,904 | 2,300,019 | 2,970,000 | — | 222,132 | 16,120,055 |
| | 2020 | 729,167 | — | 6,619,736 | 650,017 | 1,125,000 | — | 96,556 | 9,220,476 |
| **Sachin Mehra** Chief Financial Officer | 2022 | 733,333 | — | 5,196,223 | 1,325,008 | 2,179,408 | — | 74,987 | 9,508,959 |
| | 2021 | 650,000 | — | 3,851,316 | 920,026 | 1,320,303 | — | 65,937 | 6,807,582 |
| | 2020 | 641,667 | — | 2,887,132 | 720,009 | 747,500 | — | 65,086 | 5,061,394 |
| **Craig Vosburg** Chief Product Officer | 2022 | 691,667 | — | 4,098,046 | 1,045,039 | 1,506,751 | — | 70,736 | 7,412,239 |
| | 2021 | 650,000 | — | 3,558,258 | 850,059 | 1,270,426 | — | 66,483 | 6,395,226 |
| | 2020 | 645,833 | — | 5,718,660 | 650,017 | 812,500 | — | 66,052 | 7,893,062 |
| **Michael Froman** Vice Chairman and President, Strategic Growth | 2022 | 670,833 | — | 3,764,650 | 960,031 | 1,392,398 | — | 69,892 | 6,857,804 |
| | 2021 | 650,000 | — | 3,014,554 | 720,028 | 1,214,688 | — | 67,730 | 5,667,000 |
| | 2020 | 641,667 | — | 4,612,683 | 650,017 | 812,500 | — | 95,046 | 6,811,913 |
| **Timothy Murphy** Chief Administrative Officer | 2022 | 670,833 | — | 3,764,650 | 960,031 | 1,513,476 | — | 68,608 | 6,977,598 |
| | 2021 | 642,803 | — | 2,930,500 | 700,038 | 1,214,688 | — | 65,739 | 5,553,768 |
| | 2020 | 625,000 | — | 5,556,026 | 640,002 | 718,750 | — | 63,926 | 7,603,704 |

[1] Represents the aggregate grant date fair value of stock awards made to each NEO computed in accordance with FASB ASC Topic 718 excluding the effect of estimated forfeitures. Each amount represents (1) the aggregate fair value of Restricted Stock Unit awards and (2) the aggregate grant date fair value reported for stock awards made with performance conditions based on target performance, which was the probable outcome of the performance conditions as of the grant date (assuming maximum performance levels were to be achieved with respect to awards with performance conditions, the value of the stock awards made with performance conditions granted to each of the NEOs as of the grant date for 2022 would be as follows: Mr. Miebach—$17,498,564; Mr. Mehra—$7,741,956; Mr. Vosburg—$6,105,678; Mr. Froman—$5,609,228; Mr. Murphy—$5,609,228). Further details with respect to these awards are included in Note 18 (Share-Based Payments) in Mastercard's 2022 Form 10-K.

[2] Represents the aggregate grant date fair value of stock option awards computed in accordance with FASB ASC Topic 718 excluding the effect of estimated forfeitures made to each NEO. Assumptions used in the calculation are included in Note 18 (Share-Based Payments) to Mastercard's audited financial statements for the year ended December 31, 2022 included in the 2022 Form 10-K.

[3] Amount represents performance-based incentive compensation paid in February of the next fiscal year but earned by the NEOs in the year indicated pursuant to the SEAICP.

[4] See the All Other Compensation in 2022 table following this Summary Compensation Table for information with respect to this amount for 2022.

# All other compensation in 2022

The following table sets forth certain information with respect to the "All other compensation" column of the Summary Compensation Table for 2022 for the NEOs:

| Name | Perquisites & other personal benefits ($) | Company contributions to defined contribution plans ($) | Insurance premiums ($) | Total ($) |
|---|---|---|---|---|
| (a) | (b)[1] | (c)[2] | (d)[3] | |
| Michael Miebach | $88,106 | $114,583 | $2,579 | $205,268 |
| Sachin Mehra | — | $73,334 | $1,653 | $74,987 |
| Craig Vosburg | — | $69,168 | $1,568 | $70,736 |
| Michael Froman | — | $67,083 | $2,809 | $69,892 |
| Timothy Murphy | — | $67,083 | $1,525 | $68,608 |

[1] Represents (1) the aggregate incremental cost to Mastercard for personal use of a leased corporate aircraft of $67,794 for Mr. Miebach, which is based on the variable costs to Mastercard for operating the aircraft and includes fuel costs, hourly flight charges and associated taxes (less reimbursements to Mastercard by Mr. Miebach for personal travel on the corporate aircraft); and (2) the aggregate incremental cost to Mastercard of $20,312 with respect to personal use of a company-leased car by Mr. Miebach, which is based on the allocation between personal and business use (based on mileage), for the cost of lease payments, insurance premiums and fuel expense in 2022.

[2] For Messrs. Miebach, Mehra, Vosburg, Froman and Murphy, amounts represent (1) matching contributions under the Savings Plan (Mr. Miebach—$30,500; Mr. Mehra—$30,501; Mr. Vosburg—$30,501; Mr. Froman—$30,500; Mr. Murphy—$30,500); and (2) Mastercard contributions to the Restoration Program (Mr. Miebach—$84,083; Mr. Mehra—$42,833; Mr. Vosburg—$38,667; Mr. Froman—$36,583; Mr. Murphy—$36,583).

[3] Amounts represent 2022 premiums paid by Mastercard for executive life insurance coverage.

# Grants of plan-based awards in 2022

The following table sets forth certain information with respect to awards granted during the year ended December 31, 2022 to each of our NEOs:

| Name | Grant date | Date of action[1] | Estimated possible payouts under non-equity incentive plan awards[2] | | | Estimated future payouts under equity incentive plan awards[3] | | | All other stock awards: number of shares of stock or units (#)[4] | All other option awards: number of securities underlying options (#)[5] | Exercise or base price of option awards ($/Sh) | Grant date fair value of stock and option awards ($)[6] |
| | | | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | | | | |
| (a) | (b) | | (c) | (d) | (e) | (f) | (g) | (h) | (i) | (j) | (k) | (l) |
| **Michael Miebach** | 3/1/2022 | 2/3/2022 | | | | | | | | 34,457 | $344.48 | $2,995,002 |
| | 3/1/2022 | 2/3/2022 | | | | 13,042 | 26,083 | 52,166 | | | | $8,749,282 |
| | 3/1/2022 | 2/3/2022 | | | | | | | 8,792 | | | $2,995,259 |
| | | 2/3/2022 | $1,175,000 | $2,350,000 | $5,875,000 | | | | | | | |
| **Sachin Mehra** | 3/1/2022 | 2/3/2022 | | | | | | | | 15,244 | $344.48 | $1,325,008 |
| | 3/1/2022 | 2/3/2022 | | | | 5,770 | 11,540 | 23,080 | | | | $3,870,978 |
| | 3/1/2022 | 2/3/2022 | | | | | | | 3,890 | | | $1,325,245 |
| | | 2/3/2022 | $562,500 | $1,125,000 | $2,812,500 | | | | | | | |
| **Craig Vosburg** | 3/1/2022 | 2/3/2022 | | | | | | | | 12,023 | $344.48 | $1,045,039 |
| | 3/1/2022 | 2/3/2022 | | | | 4,551 | 9,101 | 18,202 | | | | $3,052,839 |
| | 3/1/2022 | 2/3/2022 | | | | | | | 3,068 | | | $1,045,206 |
| | | 2/3/2022 | $437,500 | $875,000 | $2,187,500 | | | | | | | |
| **Michael Froman** | 3/1/2022 | 2/3/2022 | | | | | | | | 11,045 | $344.48 | $960,031 |
| | 3/1/2022 | 2/3/2022 | | | | 4,181 | 8,361 | 16,722 | | | | $2,804,614 |
| | 3/1/2022 | 2/3/2022 | | | | | | | 2,818 | | | $960,036 |
| | | 2/3/2022 | $421,875 | $843,750 | $2,109,375 | | | | | | | |
| **Timothy Murphy** | 3/1/2022 | 2/3/2022 | | | | | | | | 11,045 | $344.48 | $960,031 |
| | 3/1/2022 | 2/3/2022 | | | | 4,181 | 8,361 | 16,722 | | | | $2,804,614 |
| | 3/1/2022 | 2/3/2022 | | | | | | | 2,818 | | | $960,036 |
| | | 2/3/2022 | $421,875 | $843,750 | $2,109,375 | | | | | | | |

[1]  On February 3, 2022, the HRCC approved grants of stock options, PSUs and RSUs under the LTIP to the specified NEOs that were granted on March 1, 2022. The grants of stock options were made in accordance with Mastercard's policy for grants of stock options. For additional details, see "Stock grant practices" in the CD&A that precedes these tables.

[2]  On February 3, 2022, the HRCC established threshold, target and maximum payouts under our SEAICP for 2022 for all NEOs. Actual payout amounts under the SEAICP for 2022 are included in the "Non-equity incentive plan compensation" column of the Summary Compensation Table. For more information, see the annual incentive section in the CD&A starting on pg 71.

[3]  Represents an award of PSUs granted on March 1, 2022. All PSUs vest in full, if at all, on March 1, 2025. The actual number of shares of Class A common stock to be issued with respect to the PSU awards will be determined based on Mastercard's performance over the three-year period ending December 31, 2024.

[4]  Represents an award of RSUs granted on March 1, 2022 that vest 33.33% per year on each of March 1, 2023, 2024 and 2025.

[5]  Represents a grant of stock options having a 10-year term and vesting in 33.33% increments on each of March 1, 2023, 2024 and 2025.

[6]  Represents, as applicable, the grant date fair value or the fair value as of the service inception date, in each case, as computed in accordance with FASB ASC Topic 718 excluding the effect of estimated forfeitures (further details with respect to these awards and assumptions used in their calculation are included in Note 18 (Share-Based Payments) in Mastercard's 2022 Form 10-K. PSUs are reflected based on the aggregate grant date fair value based on target performance, which was the probable outcome of the performance conditions as of the grant date).

# Outstanding equity awards at 2022 fiscal year end

The following table sets forth certain information with respect to all outstanding option awards and stock awards held by each of our NEOs on December 31, 2022:

| Name | Stock option grant date | Option awards — Number of securities underlying unexercised options (#) exercisable | Number of securities underlying unexercised options (#) unexercisable | Equity incentive plan awards: number of securities underlying unexercised unearned options (#) | Option exercise price ($) | Option expiration date | Stock awards — Number of shares or units of stock that have not vested (#) | Market value of shares or units of stock that have not vested ($) | Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#) | Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($) |
|---|---|---|---|---|---|---|---|---|---|---|
| (a) | | (b) | (c) | (d) | (e) | (f) | (g)[1] | (h)[2] | (i)[3] | (j)[4] |
| | | | | | | | 18,015 | $6,264,356 | 90,194 | $31,363,160 |
| **Michael Miebach** | 3/1/2017[6] | 40,604 | — | — | $112.31 | 3/1/2027 | | | | |
| | 3/1/2018[7] | 29,952 | — | — | $173.49 | 3/1/2028 | | | | |
| | 3/1/2019[8] | 19,800 | 6,600 | — | $227.25 | 3/1/2029 | | | | |
| | 3/1/2020[10] | 5,874 | 5,874 | — | $290.25 | 3/1/2030 | | | | |
| | 3/1/2021[11] | 6,270 | 18,812 | — | $362.90 | 3/1/2031 | | | | |
| | 3/1/2022[12] | — | 34,457 | — | $344.48 | 3/1/2032 | | | | |
| | | | | | | | 8,503 | $2,956,748 | 38,292 | $13,315,277 |
| **Sachin Mehra** | 3/1/2016[5] | 10,838 | — | — | $90.10 | 3/1/2026 | | | | |
| | 3/1/2017[6] | 11,776 | — | — | $112.31 | 3/1/2027 | | | | |
| | 3/1/2018[7] | 6,724 | — | — | $173.49 | 3/1/2028 | | | | |
| | 3/1/2019[8] | 3,537 | 1,179 | — | $227.25 | 3/1/2029 | | | | |
| | 4/1/2019[9] | 13,362 | 4,454 | — | $239.05 | 4/1/2029 | | | | |
| | 3/1/2020[10] | 6,506 | 6,507 | — | $290.25 | 3/1/2030 | | | | |
| | 3/1/2021[11] | 2,508 | 7,525 | — | $362.90 | 3/1/2031 | | | | |
| | 3/1/2022[12] | — | 15,244 | — | $344.48 | 3/1/2032 | | | | |
| | | | | | | | 8,596 | $2,989,087 | 32,256 | $11,216,379 |
| **Craig Vosburg** | 3/1/2016[5] | 18,350 | — | — | $90.10 | 3/1/2026 | | | | |
| | 3/1/2017[6] | 54,168 | — | — | $112.31 | 3/1/2027 | | | | |
| | 3/1/2018[7] | 33,008 | — | — | $173.49 | 3/1/2028 | | | | |
| | 3/1/2019[8] | 21,213 | 7,071 | — | $227.25 | 3/1/2029 | | | | |
| | 3/1/2020[10] | 5,874 | 5,874 | — | $290.25 | 3/1/2030 | | | | |
| | 3/1/2021[11] | 2,317 | 6,953 | — | $362.90 | 3/1/2031 | | | | |
| | 3/1/2022[12] | — | 12,023 | — | $344.48 | 3/1/2032 | | | | |

# Outstanding equity awards at 2022 fiscal year end

The following table sets forth certain information with respect to all outstanding option awards and stock awards held by each of our NEOs on December 31, 2022:

| Name | Stock option grant date | Option awards Number of securities underlying unexercised options (#) exercisable | Number of securities underlying unexercised options (#) unexercisable | Equity incentive plan awards: number of securities underlying unexercised unearned options (#) | Option exercise price ($) | Option expiration date | Stock awards Number of shares or units of stock that have not vested (#) | Market value of shares or units of stock that have not vested ($) | Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#) | Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($) |
|---|---|---|---|---|---|---|---|---|---|---|
| (a) | | (b) | (c) | (d) | (e) | (f) | (g)[1] | (h)[2] | (i)[3] | (j)[4] |
| | | | | | | | 8,074 | $2,807,572 | 28,628 | $9,954,814 |
| **Michael Froman** | 3/1/2019[8] | 21,213 | 7,071 | – | $227.25 | 3/1/2029 | | | | |
| | 3/1/2020[10] | 5,874 | 5,874 | – | $290.25 | 3/1/2030 | | | | |
| | 3/1/2021[11] | 1,963 | 5,889 | – | $362.90 | 3/1/2031 | | | | |
| | 3/1/2022[12] | – | 11,045 | – | $344.48 | 3/1/2032 | | | | |
| | | | | | | | 7,994 | $2,779,754 | 28,296 | $9,839,368 |
| **Timothy Murphy** | 3/1/2018[7] | 14,671 | – | – | $173.49 | 3/1/2028 | | | | |
| | 3/1/2019[8] | 19,800 | 6,600 | – | $227.25 | 3/1/2029 | | | | |
| | 3/1/2020[10] | 5,782 | 5,785 | – | $290.25 | 3/1/2030 | | | | |
| | 3/1/2021[11] | 1,908 | 5,726 | – | $362.90 | 3/1/2031 | | | | |
| | 3/1/2022[12] | – | 11,045 | – | $344.48 | 3/1/2032 | | | | |

1  Represents the number of PSUs granted on March 1, 2020, which vested on March 1, 2023 with a payout of 19.2% as noted in the CD&A on pg 78, and the number of unvested RSUs, which includes 50% of RSUs granted on March 1, 2020, 75% of RSUs granted on March 1, 2021 and 100% of RSUs granted on March 1, 2022.

2  Represents the value of PSUs granted on March 1, 2020, which vested on March 1, 2023 with a payout of 19.2% as noted in the CD&A on pg 78, and the value of unvested RSUs, which includes 50% of RSUs granted on March 1, 2020, 75% of RSUs granted on March 1, 2021 and 100% of RSUs granted on March 1, 2022.

3  Represents the number of PSUs granted on March 1, 2021 and March 1, 2022 assuming a maximum payout. The actual number of shares of Class A common stock to be issued and actual payout value of unearned shares, with respect to the PSU awards granted on March 1, 2021, will be determined based on Mastercard's performance over the three-year performance period ending December 31, 2023, and with respect to the PSU awards granted on March 1, 2022, will be determined based on Mastercard's performance over the three-year performance period ending December 31, 2024.

4  Value is based on the December 31, 2022 per share closing market price of Class A common stock on the NYSE of $347.73.

5  Represents stock options granted during 2016 and vested in 25% increments on March 1 of each of 2017, 2018, 2019 and 2020.

6  Represents stock options granted during 2017 and vested in 25% increments on March 1 of each of 2018, 2019, 2020 and 2021.

7  Represents stock options granted during 2018 and vested in 25% increments on March 1 of each of 2019, 2020, 2021 and 2022.

8  Represents stock options granted during 2019 and vest in 25% increments on March 1 of each of 2020, 2021, 2022 and 2023.

9  Represents stock options granted April 1, 2019 and vest in 25% increments on March 1 of each of 2020, 2021, 2022 and 2023.

10  Represents stock options granted during 2020 and vest in 25% increments on March 1 of each of 2021, 2022, 2023 and 2024.

11  Represents stock options granted during 2021 and vest in 25% increments on March 1 of each of 2022, 2023, 2024 and 2025.

12  Represents stock options granted during 2022 and vest in 33.33% increments on March 1 of each of 2023, 2024 and 2025.

# Option exercises and stock vested in 2022

The following table sets forth certain information with respect to stock awards that vested for, and stock options that were exercised by, each of our NEOs during the year ended December 31, 2022:

| Name | Option awards | | Stock awards | |
|---|---|---|---|---|
| | Number of shares acquired on exercise (#) | Value realized on exercise ($)[1] | Number of shares acquired on vesting (#)[2] | Value realized on vesting ($)[3] |
| (a) | (b) | (c) | (d) | (e) |
| Michael Miebach | — | $— | 2,170 | $762,538 |
| Sachin Mehra | 5,000 | $1,349,388 | 1,269 | $445,927 |
| Craig Vosburg | 12,018 | $3,272,267 | 1,159 | $407,273 |
| Michael Froman | — | $— | 1,069 | $375,647 |
| Timothy Murphy | 14,669 | $2,851,496 | 1,047 | $367,916 |

[1] The value realized on exercise is calculated as the number of shares acquired upon exercise, multiplied by the difference between the per share market value at the time of exercise less the option exercise price paid for the shares of Class A common stock.

[2] Value represents the number of PSUs and RSUs that vested during 2022.

[3] Value realized on vesting based on the average of the high and low market price per share of Class A common stock on the NYSE on the respective vesting date.

2023 MASTERCARD PROXY    93

# Potential payments upon termination or change in control

## Employment agreements and arrangements

A description of each of our NEO's employment arrangement, including potential events of termination and related payments, are shown on the following pages. See Potential payments tables (pgs 98-102) for specific amounts that would have been payable to each of our NEOs had a termination event occurred on December 31, 2022.

**Compensation**

Each NEO receives a base salary that is subject to adjustment based on an annual performance review by the HRCC. Additionally, each executive is eligible to participate in annual and/or long-term bonus or incentive plan(s) generally available to other executive officers, including the LTIP and SEAICP, as well as other applicable Mastercard employee compensation and benefit plans and programs.

**Mandatory retirement**

Each executive is required to retire on the last day of the calendar year in which he or she reaches the age of 65.

## Events of termination of employment and related payments

The following table sets forth termination events and related payments for each of our NEOs.

| Termination event[1] | Components of termination payment | |
|---|---|---|
| **Death** | | • For all NEOs, target annual incentive bonus for year in which termination occurs if not already paid (plus the annual incentive bonus earned for the previous year if not already paid) |
| **Disability** | | • For all NEOs, target annual incentive bonus prorated for year of termination (plus the annual incentive bonus earned for the previous year if not already paid) |
| **For Cause or Voluntary Resignation** | | • No additional payments |
| **Without Cause or Resignation with Good Reason (not in connection with a change in control)** | • Base salary earned but not paid through date of termination<br>• Payment for all accrued but unused vacation time<br>• Additional benefits, if any and as applicable, under Mastercard plans or programs | • Annual incentive bonus prorated for year of termination based upon Mastercard's actual performance during the year in which termination occurs (subject to HRCC discretion) (plus the annual incentive bonus earned for the previous year if not already paid)<br>• Base salary continuation for 18 months (the severance period) following termination (extendable by an additional six months in exchange for extended restrictive covenants at Mastercard's sole discretion) plus an amount equal to 1.5 times the annual incentive bonus paid to the executive for the year prior to termination, paid ratably over the severance period in accordance with Mastercard's annual incentive bonus pay practices (or up to an amount equal to two times the bonus for the prior year, payable over 24 months at Mastercard's discretion)<br>• Payment of the monthly COBRA medical coverage premium for the applicable period (or, if shorter, the severance period) or, if the executive is eligible, the full cost of the Mastercard Retiree Health Plan during the severance period with retiree contribution levels applying thereafter<br>• Reasonable outplacement services for the shorter of the severance period or the period of unemployment |
| **Mandatory retirement or Retirement (as defined in the LTIP)** | | • Annual incentive bonus for year in which termination occurs, prorated (plus the annual incentive bonus earned for the previous year if not already paid) based upon Mastercard's actual performance |

1  For certain defined terms used in this table, see "Definitions" on pgs 97-98.

"Double-trigger" change in control payments

If, within the six months preceding or two years following a change in control, an NEO terminates employment with Mastercard or its successor for Good Reason or is terminated without Cause, the NEO will be entitled to the following termination payments:

| "Double-trigger" change in control severance payments |
| --- |
| • Lump sum payments within 30 days following date of termination of (1) all base salary earned but not paid and (2) all accrued but unused vacation time |
| • Pro rata portion of the annual incentive bonus payable in year of termination and previous year if not already paid (in each case, based on actual performance) |
| • Base salary continuation for 24 months following termination (the severance period) but not beyond the employee's mandatory retirement date |
| • Additional pay continuation following the date of termination equal to the average annual bonus received by the executive over the prior two years of employment, payable ratably over the severance period but not beyond the employee's mandatory retirement date |
| • Payment of the monthly COBRA medical coverage premium for the applicable COBRA period (or, if shorter, the severance period) or, if the executive is eligible, the full cost of the Mastercard Retiree Health Plan during the severance period with retiree contribution levels applying thereafter |
| • Reasonable outplacement services for the shorter of the severance period or the period of unemployment |
| • Such additional benefits, if any, that the executive would be entitled to under applicable Mastercard plans and programs (other than severance payments) |

Release of claims

Each NEO is required to enter into a separation agreement and release of claims against Mastercard in order to receive severance payment.

## Additional terms

### Restrictive covenants

All of the executives are subject to Mastercard's standard restrictive covenants for executive employees, including non-disclosure, non-competition and non-solicitation obligations.

In addition, each executive has signed a separate non-compete agreement, including agreements in order to receive long-term incentive awards and specified severance and change in control payments as follows:

| Executive | Long-term incentive awards | Severance plan payments | Change in control payments |
|---|---|---|---|
| **All NEOs** | • 12-month non-compete<br>• 18-month non-solicit<br>• In the event of a violation, repayment of specified gains from stock options exercised and repayment of vested equity awards from the two-year period preceding the violation | • Non-compete and non-solicit for longer of 18 months or the length of the severance payments (agreement to be executed within 60 days following termination) | • Two-year non-compete and non-solicit |

## Definitions

### Cause

Defined as (a) willful failure of the executive to perform duties or responsibilities (other than due to disability); (b) engagement in serious misconduct that is injurious to Mastercard, including, but not limited to, damage to its reputation or standing in the industry; (c) conviction of, or entering into a plea of guilty or nolo contendere to, a crime that constitutes a felony or a crime that constitutes a misdemeanor involving moral turpitude;

(d) the material breach of any written covenant or agreement with Mastercard not to disclose any information pertaining to Mastercard; or (e) the breach of our Code of Conduct, the Supplemental Code of Ethics, any material provision of the employment agreement or any material provision of other specified Mastercard policies.

Notice of termination for Cause must state the date of termination and identify the grounds upon which termination is based.

## Good Reason

Defined as: (a) the assignment to a position for which the executive is not qualified or a materially lesser position than the position held; (b) a material reduction in annual base salary other than a 10% or less reduction, in the aggregate, over the term of employment; and (c) the relocation of the executive's principal place of employment to a location more than 50 miles from his or her principal place of employment.

## Change in control

Defined as the occurrence of any of the following events (other than by means of a public offering of Mastercard's equity securities):

(a) the acquisition by any person of beneficial ownership of more than 30% of the voting power of the then outstanding equity shares of Mastercard (the Outstanding Registrant Voting Securities), subject to specified exceptions

(b) a change in the composition of the Board that causes less than a majority of Mastercard's directors then in office to be members of the Board, subject to specified exceptions

(c) consummation of a reorganization, merger or consolidation, or sale or other disposition of all or substantially all of Mastercard's assets or the purchase of assets or stock of another entity (a Business Combination), in each case, unless immediately following such Business Combination (1) all or substantially all of the persons who were the beneficial owners of the Outstanding Registrant Voting Securities immediately prior to such Business Combination will beneficially own more than 50% of the then outstanding voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the entity resulting from such Business Combination in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Registrant Voting Securities, (2) no person will beneficially own more than a majority of the voting power of the then outstanding voting securities of such entity except to the extent that such ownership of Mastercard existed prior to the Business Combination and (3) at least a majority of the members of the board of directors of the entity resulting from such Business Combination will have been members of the incumbent Mastercard Board at the time of the initial agreement, or an action of Mastercard's Board, providing such Business Combination

(d) approval by Mastercard's stockholders of a complete liquidation or dissolution of Mastercard

## Retirement

Defined in the LTIP as voluntary termination of employment on or after the earliest of: (i) attaining age 65 while in service and completing two years of service, (ii) attaining age 60 while in service and completing five years of service, and (iii) attaining age 55 while in service and completing 10 years of service.

# Potential payments tables

The following pages display the potential payments upon termination of employment, including in connection with a change in control of Mastercard, for each of the NEOs assuming the event took place on December 31, 2022. Following the tables are footnotes that provide additional information with respect to other potential payments and benefits.

In the tables, the equity awards shown for the NEO represent the value of unvested RSUs, PSUs and stock options that would vest or continue to vest in the event of termination or change in control, as applicable, based on the $347.73 per share stock price of Class A common stock on the NYSE on December 31, 2022.

In the event of a change in control, outstanding awards continue to vest in accordance with the terms of the grant, but in the case of PSUs only to the extent the achievement of the relevant performance goals can continue to be measured subsequent to the change in control. To the extent achievement of the relevant performance goals can no longer be measured, the performance goals no longer apply and the NEO's unvested PSUs would vest, in accordance with the terms of such grants, on March 1, 2023, March 1, 2024 and March 1, 2025, conditioned upon the NEO's continued employment with Mastercard, as of those dates, and would be paid at a target level of performance. In the event that within six months preceding or two years following a change in control, the NEO is terminated without Cause, all of the NEO's then unvested stock options, RSUs and PSUs would vest immediately and in the case of PSUs would be payable at a target level of performance.

If an NEO (i) who is retirement-eligible (as defined in the LTIP) is terminated without Cause (other than in connection with a change in control) or voluntarily resigns, (ii) has a qualifying termination due to disability (as defined in the LTIP or applicable award agreement), or (iii) solely in the case of Mr. Froman, if he resigns from the company to enter into employment with the U.S. federal government, all unvested RSUs, PSUs and stock options would continue to vest according to the terms of the award. If an NEO who is not retirement-eligible is terminated without Cause (other than in connection

with a change in control), all unvested stock options would be forfeited and a portion of the unvested RSUs and PSUs would continue to vest according to the terms of the award.

In the event of the NEO's death, all unvested RSUs, PSUs (at a target level of performance) and stock options held by the NEO would immediately become vested.

| | Michael Miebach | | | | | |
|---|---|---|---|---|---|---|
| Benefit | Death | Disability | For Cause | Voluntary[4] | Without Cause/with Good Reason | Termination Following Change in Control |
| **Cash Severance[1]** | $— | $— | $— | $— | $5,939,826 | $6,082,459 |
| **Annual Incentive Award** | $2,350,000 | $2,350,000 | $— | $— | $4,967,900 | $4,967,900 |
| **Unvested Equity[2]** | | | | | | |
| Restricted Stock Units | $5,125,540 | $5,125,540 | $— | $5,125,540 | $5,125,540 | $5,125,540 |
| Unexercisable Options | $1,244,791 | $1,244,791 | $— | $1,244,791 | $1,244,791 | $1,244,791 |
| Performance Stock Units | $21,612,115 | $21,612,115 | $— | $21,612,115 | $21,612,115 | $21,612,115 |
| **Total** | $27,982,446 | $27,982,446 | $— | $27,982,446 | $27,982,446 | $27,982,446 |
| **Other Benefits[3]** | | | | | | |
| Health and Welfare | $— | $— | $— | $— | $36,942 | $36,942 |
| Outplacement | $— | $— | $— | $— | $25,000 | $25,000 |
| **Total** | $— | $— | $— | $— | $61,942 | $61,942 |
| **Total** | $30,332,446 | $30,332,446 | $— | $27,982,446 | $38,952,114 | $39,094,747 |

**Sachin Mehra**

| Benefit | Death | Disability | For Cause | Voluntary | Without Cause/with Good Reason | Termination Following Change in Control |
|---|---|---|---|---|---|---|
| **Cash Severance**[1] | $— | $— | $— | $— | $2,966,779 | $1,279,694 |
| **Annual Incentive Award** | $1,125,000 | $1,125,000 | $— | $— | $2,179,408 | $2,179,408 |
| **Unvested Equity**[2] | | | | | | |
| Restricted Stock Units | $2,459,842 | $2,459,842 | $— | $— | $745,881 | $2,459,842 |
| Unexercisable Options | $1,049,672 | $1,049,672 | $— | $— | $— | $1,049,672 |
| Performance Stock Units | $9,245,445 | $9,245,445 | $— | $— | $5,179,438 | $9,245,445 |
| **Total** | $12,754,959 | $12,754,959 | $— | $— | $5,925,319 | $12,754,959 |
| **Other Benefits**[3] | | | | | | |
| Health and Welfare | $— | $— | $— | $— | $42,308 | $42,308 |
| Outplacement | $— | $— | $— | $— | $25,000 | $25,000 |
| **Total** | $— | $— | $— | $— | $67,308 | $67,308 |
| **Total** | $13,879,959 | $13,879,959 | $— | $— | $11,138,814 | $16,281,369 |

**Craig Vosburg**

| Benefit | Death | Disability | For Cause | Voluntary[4] | Without Cause/with Good Reason | Termination Following Change in Control |
|---|---|---|---|---|---|---|
| **Cash Severance**[1] | $— | $— | $— | $— | $2,823,640 | $3,287,006 |
| **Annual Incentive Award** | $875,000 | $875,000 | $— | $— | $1,506,751 | $1,506,751 |
| **Unvested Equity**[2] | | | | | | |
| Restricted Stock Units | $2,080,469 | $2,080,469 | $— | $2,080,469 | $2,080,469 | $2,080,469 |
| Unexercisable Options | $1,228,626 | $1,228,626 | $— | $1,228,626 | $1,228,626 | $1,228,626 |
| Performance Stock Units | $10,340,447 | $10,340,447 | $— | $10,340,447 | $10,340,447 | $10,340,447 |
| **Total** | $13,649,542 | $13,649,542 | $— | $13,649,542 | $13,649,542 | $13,649,542 |
| **Other Benefits**[3] | | | | | | |
| Health and Welfare | $— | $— | $— | $— | $21,029 | $21,029 |
| Outplacement | $— | $— | $— | $— | $25,000 | $25,000 |
| **Total** | $— | $— | $— | $— | $46,029 | $46,029 |
| **Total** | $14,524,542 | $14,524,542 | $— | $13,649,542 | $18,025,962 | $18,489,328 |

| | Michael Froman | | | | | |
|---|---|---|---|---|---|---|
| Benefit | Death | Disability | For Cause | Voluntary[5] | Without Cause/ with Good Reason | Termination Following Change in Control |
| **Cash Severance[1]** | $— | $— | $— | $— | $2,707,941 | $3,187,216 |
| **Annual Incentive Award** | $843,750 | $843,750 | $— | $— | $1,392,398 | $1,392,398 |
| **Unvested Equity[2]** | | | | | | |
| Restricted Stock Units | $1,898,954 | $1,898,954 | $— | $— | $583,143 | $1,898,954 |
| Unexercisable Options | $1,225,448 | $1,225,448 | $— | $— | $— | $1,225,448 |
| Performance Stock Units | $9,709,665 | $9,709,665 | $— | $— | $6,547,408 | $9,709,665 |
| **Total** | $12,834,067 | $12,834,067 | $— | $— | $7,130,551 | $12,834,067 |
| **Other Benefits[3]** | | | | | | |
| Health and Welfare | $— | $— | $— | $— | $44,019 | $44,019 |
| Outplacement | $— | $— | $— | $— | $25,000 | $25,000 |
| **Total** | $— | $— | $— | $— | $69,019 | $69,019 |
| **Total** | $13,677,817 | $13,677,817 | $— | $— | $11,299,909 | $17,482,700 |

| | Timothy Murphy | | | | | |
|---|---|---|---|---|---|---|
| Benefit | Death | Disability | For Cause | Voluntary[4] | Without Cause/ with Good Reason | Termination Following Change in Control |
| **Cash Severance[1]** | $— | $— | $— | $— | $2,707,941 | $3,098,740 |
| **Annual Incentive Award** | $843,750 | $843,750 | $— | $— | $1,513,476 | $1,513,476 |
| **Unvested Equity[2]** | | | | | | |
| Restricted Stock Units | $1,878,090 | $1,878,090 | $— | $1,878,090 | $1,878,090 | $1,878,090 |
| Unexercisable Options | $1,163,586 | $1,163,586 | $— | $1,163,586 | $1,163,586 | $1,163,586 |
| Performance Stock Units | $9,616,125 | $9,616,125 | $— | $9,616,125 | $9,616,125 | $9,616,125 |
| **Total** | $12,657,801 | $12,657,801 | $— | $12,657,801 | $12,657,801 | $12,657,801 |
| **Other Benefits[3]** | | | | | | |
| Health and Welfare | $— | $— | $— | $— | $35,241 | $35,241 |
| Outplacement | $— | $— | $— | $— | $25,000 | $25,000 |
| **Total** | $— | $— | $— | $— | $60,241 | $60,241 |
| **Total** | $13,501,551 | $13,501,551 | $— | $12,657,801 | $16,939,459 | $17,330,258 |

[1] The amount relating to severance payable other than in connection with a change in control reflects payment over an 18-month period and is equal to 1.5 times the sum of the executive's 2022 base salary plus bonus paid for services in 2021 (although Mastercard has discretion to provide such cash severance for up to 24 months). The amounts payable in connection with a change in control would be paid over a 24-month period and is equal to two times the sum of the executive's 2022 base salary and the average of bonus paid for services in 2020 and 2021. Cash severance reflects the present value of this calculation using a discount rate of 5.47%, equal to 120% of the semiannual applicable short-term federal rates for December 2022. Cash severance amounts payable in connection with a change in control reflect any applicable reduction needed to avoid the excise tax under Internal Revenue Code Section 280G, as required under Mastercard's Change in Control Severance Plan if that would give the executive officer a better after-tax result.

[2] For the PSUs in the "Change in control" column, the amount reflects a change in control of Mastercard in which the company thereafter is unable to assess its performance against the specified objectives. Accordingly, consistent with the terms of the PSU awards, the amounts represented in the "Death" and "Change in control" columns represent target levels of performance (with respect to awards granted in 2020, 2021 and 2022), as do the amounts in the "Disability" column. Further details with respect to these awards are included in Note 18 (Share-Based Payments) in Mastercard's 2022 Form 10-K.

[3] Includes continued health and welfare benefits; namely, health coverage, dental coverage, vision coverage, individual life insurance and individual disability insurance for 18 months following termination and outplacement assistance.

[4] Amount is included in the "Voluntary" column for Messrs. Miebach, Vosburg, and Murphy because they have each satisfied the age and service requirements for retirement eligibility.

[5] Mr. Froman's equity awards continue to vest per their original terms only in the event that he voluntarily leaves Mastercard to enter into employment with the U.S. federal government unless circumstances exist at the time of termination of employment that would constitute Cause. In the case of PSUs, the awards remain subject to the achievement of the performance goals. For all other voluntary terminations, Mr. Froman's equity awards would be forfeited.

# Equity compensation plan information

The table below presents information as of December 31, 2022 for the LTIP and our Amended and Restated 2006 Non-Employee Director Equity Compensation Plan, both of which previously have been approved by stockholders. Mastercard does not have any equity compensation plans that have not been approved by stockholders.

| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants and rights[1,2] | Weighted-average exercise price of outstanding options, warrants and rights[3] | Number of securities remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) |
|---|---|---|---|
| | (a) | (b) | (c) |
| **Equity compensation plans approved by stockholders** | 6,965,583 | $173.22 | 24,643,675 |
| **Equity compensation plans not approved by stockholders** | — | — | — |
| **Total** | 6,965,583 | | 24,643,675 |

[1] The LTIP authorizes the issuance of stock options, restricted stock, RSUs, PSUs and other stock-based awards, and our Amended and Restated 2006 Non-Employee Director Equity Compensation Plan authorizes the issuance of DSUs and other awards provided for by the LTIP, such as restricted stock. Of the total number of shares: (a) 4,720,094 shares may be issued pursuant to outstanding stock options; (b) 1,844,585 shares may be issued pursuant to outstanding RSUs; (c) 369,033 shares may be issued pursuant to outstanding PSUs (see footnote (2) below); and (d) 31,871 shares may be issued pursuant to outstanding DSUs.

[2] The number of shares to be issued pursuant to outstanding PSUs represents the aggregate number of PSUs granted in each of 2020, 2021 and 2022, corresponding to the number of shares of our Class A common stock. The PSUs are based on the expected performance over the three-year period ending December 31, 2022, 2023 and 2024, respectively. For the grants in 2020 and 2022, the PSUs to be issued will be based on actual performance levels up to a maximum of 200%. For the 2021 grant, the PSUs to be issued will be based on actual performance levels up to a maximum of 175%.

[3] The weighted-average exercise price of outstanding options, warrants and rights excludes the RSUs, PSUs and DSUs.

# CEO pay ratio disclosure

Under Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of SEC Regulation S-K, we are required to provide the ratio of the annual total compensation of our CEO, Mr. Miebach, to the median annual total compensation of all our employees except our CEO.

For 2022, the annual total compensation of our identified median employee (that is, the median employee across all employees of the company other than the CEO) was $129,440, calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, which includes base pay, incentive compensation, long-term incentive awards and matching pension contributions made by the company, as well as the change in pension value during 2022. Mr. Miebach's annual total compensation for 2022 as reported in the Summary Compensation Table was $21,058,543. Accordingly, for 2022, the ratio of the compensation of our CEO to the compensation for our median employee was estimated to be 163 to 1.

Consistent with last year, we used the following methodology to identify the median employee:

- We collected employee data of all employees globally, whether employed on a full-time, part-time or temporary basis as of December 31, 2022
- We annualized the compensation of all new employees (other than temporary employees) who were hired by the company between January 1 and December 31, 2022 to reflect their estimated compensation over the entire year
- We applied an exchange rate as of December 1, 2022 to convert all international currencies into U.S. dollars
- We used total base pay and annual bonus target as of December 31, 2022 and actual long-term incentive award granted in 2022 as our consistently applied compensation measure
- Three employees were originally identified as at the same median annual compensation level. As all three of these employees were new hires in 2022 (two having been hired as part of an acquisition), we selected as our median employee the employee with compensation immediately adjacent, and substantially identical to, that of the original median employees

We believe our pay ratio presented above is a reasonable estimate. As SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, estimates and assumptions, our pay ratio may not be comparable with the pay ratios reported by other companies. Furthermore, the SEC has stated that it did not believe a purpose of the pay ratio rule was to facilitate comparisons among companies.

# Pay versus performance disclosure

The following table reports the compensation of our Principal Executive Officer (PEO) and the average compensation of the other NEOs as disclosed in the Summary Compensation Table for the past three fiscal years, as well as their "compensation actually paid," as calculated pursuant to recently adopted SEC rules, and certain performance measures required by the rules. The HRCC did not consider Compensation Actually Paid (CAP) in its determination of PEO or other NEO compensation. Please refer to our Compensation Discussion and Analysis on pages 65 to 87 for a discussion of our executive compensation program objectives and the ways in which we align executive compensation pay with performance.

| Year[1] | Summary Compensation Table Total for first PEO[2] | Compensation Actually Paid to first PEO | Summary Compensation Table Total for second PEO[2] | Compensation Actually Paid to second PEO | Average Summary Compensation Table Total for Non-PEO NEOs[2] | Average Compensation Actually Paid to Non-PEO NEOs | Year-End Value of $100 Investment Based On:[3] | | GAAP Net Income ($ millions) | Company-Selected Measure Adjusted Net Revenue ($ millions)[4] |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | Total Shareholder Return | S&P 500 Financials Total Shareholder Return | | |
| 2022 | n/a | n/a | $21,058,543 | $19,027,153 | $7,689,150 | $5,794,258 | $118 | $119 | $9,930 | $22,901 |
| 2021 | n/a | n/a | $16,120,055 | $10,224,761 | $9,059,920 | $905,219 | $122 | $133 | $8,687 | $18,961 |
| 2020 | $27,774,448 | $39,537,793 | n/a | n/a | $7,444,659 | $10,214,686 | $120 | $98 | $6,411 | $15,460 |

[1] The PEO and Non-PEO NEOs for the applicable years were as follows:

- 2022: Mr. Miebach served as our PEO and Messrs. Mehra, Vosburg, Froman, and Murphy served as the Non-PEO NEOs

- 2021: Mr. Miebach served as our PEO and Messrs. Mehra, Banga, Vosburg, and Froman served as the Non-PEO NEOs

- 2020: Mr. Banga served as our PEO and Messrs. Mehra, Miebach, Vosburg, and Murphy served as the Non-PEO NEOs

[2] The 2022 Summary Compensation Table totals reported for the PEO and the average of the Non-PEO NEOs for each year were subject to the adjustments in the chart below per Item 402(v)(2)(iii) of Regulation S-K to calculate "compensation actually paid." In making such adjustments, equity values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of the grant.

[3] Reflects year-end value of an initial investment of $100 made on 12/31/2019.

[4] Metrics shown differ from net revenue under GAAP because they exclude the impact of translational and transactional activity related to foreign exchange rates and the related impact of our foreign exchange derivatives designated as cash flow hedging instruments.

n/a = not applicable

| Year and Position | Summary Compensation Table Total Compensation | Less Grant Date Fair Value of Equity Awards Reported in the Summary Compensation Table in the Covered Year | Plus Fair Value of Equity Awards Granted in the Covered Year and Unvested at Fiscal Year-End | Change in Fair Value of Prior Years' Equity Awards Unvested at Fiscal Year-End | Change in Fair Value of Prior Years' Equity Awards Vested in the Covered Year | Less Fair Value of Prior Years' Equity Awards that Failed to Meet Vesting Conditions in the Covered Year[1] | Compensation Actually Paid |
|---|---|---|---|---|---|---|---|
| PEO | | | | | | | |
| 2022 | $21,058,543 | $(14,739,542) | $16,028,298 | $(3,143,684) | $(176,462) | $— | $19,027,153 |
| 2021 | $16,120,055 | $(11,927,923) | $10,607,477 | $(1,668,461) | $198,801 | $(3,105,188) | $10,224,761 |
| 2020 | $27,774,448 | $(23,189,117) | $24,530,093 | $13,634,344 | $(3,211,975) | $— | $39,537,793 |
| Non-PEO NEOs | | | | | | | |
| 2022 | $7,689,150 | $(5,278,420) | $5,739,934 | $(2,259,309) | $(97,097) | $— | $5,794,258 |
| 2021 | $9,059,920 | $(7,182,921) | $6,387,764 | $(1,490,332) | $389,703 | $(6,258,915) | $905,219 |
| 2020 | $7,444,659 | $(5,860,400) | $6,823,768 | $2,292,769 | $(486,110) | $— | $10,214,686 |

[1] Reflects 0% payout under the 2019 PSU awards.

### Relationship between pay and performance

Below are graphs showing the relationship of "compensation actually paid" to our PEO and non-PEO NEOs in 2020, 2021 and 2022 to (1) TSR of both Mastercard and the S&P 500 Financials, (2) Mastercard's GAAP Net Income and (3) Mastercard's Adjusted Net Revenue.

**Compensation Actually Paid vs MA and S&P 500 Financials TSR**



**Compensation Actually Paid vs MA Adjusted Net Revenue**



**Compensation Actually Paid vs MA GAAP Net Income**



Listed below are the financial measures that in our assessment represent the most important performance measures we use to link "compensation actually paid" for the last fiscal year to company performance:

- Adjusted EPS
- Adjusted Net Income
- Adjusted Net Revenue
- Relative Total Shareholder Return

# Advisory approval of the frequency of future advisory votes on executive compensation

This proposal, often referred to as "say on frequency," must be voted upon by stockholders at least once every six years. Our stockholders previously voted on "say on frequency" in 2011 and 2017 and strongly supported "1 year" as the frequency of future advisory votes on executive compensation both times.

06

# Proposal 3: Advisory approval of the frequency of future advisory votes on executive compensation

**The Board unanimously recommends that stockholders vote for "1 year" as the frequency of future advisory votes on executive compensation.**

Under Section 14A of the Exchange Act, stockholders have the opportunity to indicate how frequently the company should hold future advisory votes on the compensation of our NEOs. Stockholders can choose to have the company hold these votes every year, every two years or every three years or they can abstain from voting on this proposal. You are not voting to approve or disapprove the Board's recommendation.

After careful consideration, our Board recommends the company continue to hold an advisory vote on executive compensation every year. The Board believes that holding an annual advisory vote on the compensation of our NEOs:

• provides the company with direct and immediate feedback on our compensation philosophy, policies and practices as disclosed in the proxy statement every year

• is consistent with our practice of seeking input from, and engaging in dialogue with, our stockholders on corporate governance matters and our executive compensation philosophy, policies and practices

You should note that because the advisory compensation vote occurs well after the beginning of the compensation year, and because the different elements of our executive compensation programs are designed to operate in an integrated manner and to complement one another, in many cases it may not be appropriate or feasible to change our executive compensation programs in consideration of any one year's advisory vote by the time of the following year's annual meeting.

The Board and the HRCC value your opinion and will carefully review the voting results in establishing the frequency of future advisory votes on compensation. However, because this vote is advisory and not binding on the Board or the company in any way, the Board may decide that it is in the best interests of our stockholders and the company to hold future advisory votes with a frequency different from that chosen by the greatest number of stockholders and may vary its practice based on factors such as discussions with stockholders and the adoption of material changes to compensation programs.

It is expected that the next vote on the frequency of future advisory votes on executive compensation will occur at the 2029 Annual Meeting of Stockholders.

# Approval of Mastercard Incorporated Employee Stock Purchase Plan

This section describes a new Employee Stock Purchase Plan. If approved by stockholders, it is expected to be rolled out to employees beginning in the fourth quarter of 2023.

07

# Proposal 4: Approval of Mastercard Incorporated Employee Stock Purchase Plan

We ask our stockholders to approve the Mastercard Incorporated Employee Stock Purchase Plan (the "Plan"). On April 18, 2023, on the recommendation of the Human Resources and Compensation Committee, the Board unanimously adopted the Plan, subject to approval of the stockholders of the company. The Plan is a broad-based plan that provides an opportunity for eligible employees of the company and its designated subsidiaries and affiliates to purchase shares of the company's Class A common stock (referred to herein as "shares" or "common stock") through periodic payroll deductions at a discount from the then-current market price. The Plan does not provide for discretionary grants.

If approved by stockholders, a total of 10,000,000 shares will be made available for purchase under the Plan.

Approval of the Plan by the stockholders will enable the company to offer a market-competitive, broad-based stock purchase plan to its employees and employees of its designated subsidiaries and affiliates. The Board believes that the Plan is in the best interests of the company and its stockholders because it will provide an important tool to attract, retain and reward the talented employees needed for our success. In addition, in encouraging share ownership by employees, the Plan will align the interests of employees and stockholders.

Stockholders are requested in this Proposal 4 to approve the Mastercard Incorporated Employee Stock Purchase Plan in substantially the form attached hereto as Appendix B. If stockholders do not approve this Proposal 4, then the Plan will not become effective.

> **The Board unanimously recommends that stockholders vote FOR the approval of the Mastercard Incorporated Employee Stock Purchase Plan.**

## Key features of the Plan

The principal features of the Plan are summarized below, but the summary is qualified in its entirety by reference to the full text of the Plan. A copy of the Plan is attached to this Proxy Statement as Appendix B and is incorporated herein by reference. For purposes of this Proposal 4, "Committee" means the Human Resources and Compensation Committee of our Board or any subcommittee or other party to whom authority is delegated in accordance with the Plan to administer the Plan.

## Purpose of the Plan

The purpose of the Plan is to provide an opportunity for eligible employees of the company and any parent, subsidiary or affiliate of the company that has been designated by the Committee (each a "Designated Company") to purchase shares of the company at a discount through voluntary contributions from such employees' eligible pay, thereby attracting, retaining and rewarding such persons and strengthening the mutuality of interest between such employees and the company's stockholders.

The rights granted under the Plan are intended to be treated as either (i) purchase rights granted under an "employee stock purchase plan," as that term is defined in Section 423 of the Internal Revenue Code of the United States (the "Code") (i.e., rights granted under a "423 Offering") or (ii) purchase rights granted under an employee stock purchase plan that is not subject to the requirements of Section 423 of the Code (i.e., rights granted under a "Non-423 Offering"). The Committee has discretion to grant purchase rights under either a 423 Offering or a Non-423 Offering.

## Shares subject to Plan and adjustments upon changes in capitalization

A total of 10,000,000 of the company's shares will be initially authorized and reserved for issuance under the Plan. Such shares may be authorized but unissued shares of common stock, treasury shares or shares of common stock purchased on the open market.

In the event of any change affecting the number, class, value or terms of the shares of common stock of the company, resulting from a recapitalization, stock split, reverse stock split, stock dividend, spin-off, split up, combination, reclassification or exchange of shares, merger, consolidation, rights offering, separation, reorganization or liquidation, or any other change in the corporate structure or shares, including any extraordinary dividend or extraordinary distribution (but excluding any regular cash dividend), then the Committee, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will, in such manner as it may deem equitable, adjust the number and class of shares of common stock of the company that may be delivered under the Plan (including the numerical limits), the purchase price per share and the number of shares of common stock of the company covered by each purchase right under the Plan that has not yet been exercised.

## Administration

The Plan will be administered by the Committee. The Committee will have, among other authority, the authority to interpret, reconcile any inconsistency in, correct any default in and apply the terms of the Plan to determine eligibility and adjudicate disputed claims under the Plan, to determine the terms and conditions of purchase rights under the Plan, and to make any other determination and take any other action desirable for the administration of the Plan. For purchase rights granted under a 423 Offering, the Committee is authorized to adopt such rules and regulations for administering the Plan as it may deem necessary to comply with the requirements of Section 423 of the Code. To the extent not prohibited by applicable laws, the Committee may delegate its authority to a subcommittee, one or more officers of the company, or other persons or groups of persons, including to assist with the day-to-day administration of the Plan.

## Non-U.S. sub-plans

The Committee will also have the authority to adopt such sub-plans as are necessary or appropriate to permit the participation in the Plan by employees who are foreign nationals or employed outside the United States. Such sub-plans may vary the terms of the Plan, other than with respect to the number of shares reserved for issuance under the Plan, to accommodate the requirements of local laws, customs and procedures for non-U.S. jurisdictions. For this purpose, the Committee is authorized to adopt sub-plans for non-U.S. jurisdictions that vary the terms of the Plan regarding, without limitation, eligibility to participate, the definition of eligible pay, the dates and duration of offering periods or other periods, the method of determining the purchase price and the discount at which shares may be purchased, any minimum or maximum amount of contributions a participant may make in an offering period or other specified period under the applicable sub-plan, the handling of payroll deductions, the treatment of purchase rights upon a change in control or a change in capitalization of the company, the establishment of bank, building society or trust accounts to hold contributions, the payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of share issuances.

## Eligibility

Generally, any individual in an employee-employer relationship with the company or a Designated Company for income tax and employment tax withholding and reporting purposes is eligible to participate in the Plan and may participate by submitting an enrollment form or appropriate online form to the company under procedures specified by the Committee. As of December 31, 2022, approximately 29,900 employees, including all 12 executive officers, were eligible to participate in the Plan.
However, the Committee, in its discretion, may determine on a uniform basis for an offering that employees will not be eligible to participate if they: (i) have not completed at least two years of service since their last hire date (or such lesser period determined by the Committee), (ii) customarily work not more than 20 hours per week (or such lesser number of hours determined by the Committee), (iii) customarily work not more than five months per calendar year (or such lesser number of months determined by the Committee), (iv) are highly compensated employees within the meaning of Section 414(q) of the Code or (v) are highly compensated employees within the meaning of Section 414(q) of the Code with compensation above a certain level or who are officers subject to the disclosure requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended.

No employee is eligible for the grant of any purchase rights under the Plan if, immediately after such grant, the employee would own shares possessing 5% or more of the total combined voting power or value of all classes of shares of the company or of any subsidiary or parent of the company (including any shares that such employee may purchase under all outstanding purchase rights), nor will any employee be granted purchase rights to buy more than $25,000 worth of shares (determined based on the fair market value of the shares on the date the purchase rights are granted) under the Plan in any calendar year such purchase rights are outstanding.

Eligible employees who are a citizen or resident of a jurisdiction outside the United States may be excluded from participation in the Plan if their participation is prohibited under local laws or if complying with local laws would cause a 423 Offering to fail to qualify under Section 423 of the Code. In the case of a Non-423 Offering, eligible employees may be excluded from participation in the Plan or an offering if the Committee has determined that participation of such eligible employees is not advisable or practicable for any reason.

## Offering periods

Unless and until the Committee determines otherwise in its discretion, the Plan will be implemented by consecutive offering periods with a new offering period commencing on the first trading day of the relevant offering period and terminating on the last trading day of the relevant offering period. Unless and until the Committee determines otherwise in its discretion, each offering period will consist of one approximately six-month purchase period, which will run simultaneously with the offering period. Unless otherwise determined by the Committee, offering periods will run from December 1 (or the first trading day thereafter) through May 31 (or the first trading day prior to such date) and from June 1 (or the first trading day thereafter) through November 30 (or the first trading day prior to such date).

The Committee has the authority to establish additional or alternative sequential or overlapping offering periods, a different number of purchase periods within an offering period, or a different duration for one or more offering periods or purchase periods or different commencement or ending dates for such offering periods with respect to future offerings, provided that no offering period may have a duration that exceeds 27 months. Additionally, to the extent that the Committee establishes overlapping offering periods with more than one purchase period in each offering period, the Committee will have discretion to structure an offering period so that if the fair market value of a share on the first trading day of the offering period in which a participant is currently enrolled is higher than the fair market value of a share on the first trading day of any subsequent offering period, the company will automatically enroll the participant in the subsequent offering period and will terminate his or her participation in the original offering period.

## Payroll deductions

Except as otherwise provided by the Committee, up to a maximum of 10% of a participant's "eligible pay" (as defined in the Plan) may be contributed by payroll deductions or other payments that the Committee may permit a participant to make toward the purchase of shares during each purchase period. A participant may elect to increase or decrease the rate of such contributions during any subsequent enrollment period by submitting the appropriate form online through the company's designated plan broker or to the Committee or its designee. Any such new rate of contribution will become effective on the first day of the first purchase period following the completion of such form. Unless otherwise determined by the Committee, during a purchase period, a participant may not change his or her rate of contributions, with the exception that the participant may reduce his or her rate of contributions to 0%, to become effective as soon as possible after completing an amended enrollment form.

## Purchase price

Unless otherwise determined by the Committee prior to the commencement of an offering period and subject to adjustment in the event of certain changes in our capitalization, the purchase price per share at which shares are sold in an offering period under the Plan will be equal to the lesser of 85% of the fair market value of the shares (i) on the first trading day of the offering period or (ii) on the purchase date (i.e., the last trading day of the purchase period). For this purpose, "fair market value" generally means the closing price of the shares of the company's common stock on the applicable date. The Committee has authority to establish a different purchase price for any 423 Offering or Non-423 Offering, provided that the purchase price applicable to a 423 Offering complies with the provisions of Section 423 of the Code. As of April 26, 2023, the closing price of a share of Class A common stock on the NYSE was $366.76.

## Purchase of shares

Each purchase right will be automatically exercised on the applicable purchase date, and shares will be purchased on behalf of each participant by applying the participant's contributions for the applicable purchase period to the purchase of whole and fractional shares at the purchase price in effect for that purchase date. Notwithstanding the foregoing, the Committee may determine not to permit the issuance of fractional shares under the Plan, in which case, any participant contributions not applied to the purchase of shares on any purchase date because they were insufficient to purchase a whole share will be carried over to the next offering period. However, any amounts not applied to the purchase of shares during an offering period for any other reason will be refunded following the purchase date and will not be carried forward to any subsequent offering period.

The maximum number of shares purchasable per participant during any single offering period may not exceed 100 shares (or such other limit as may be imposed by the Committee), subject to adjustment in the event of certain changes in our capitalization.

### Transferability

Purchase rights granted under the Plan are not transferable by a participant other than by will or by the laws of descent and distribution and are exercisable during the participant's lifetime only by the participant.

### Withdrawals

A participant may withdraw from an offering period and receive a refund of contributions by submitting the appropriate form online through the company's designated plan broker or to the Committee or its designee within the time period prescribed by the Committee. A notice of withdrawal must be received no later than the last day of the month immediately preceding the month of the purchase date or by such other deadline as may be prescribed by the Committee. Upon receipt of such notice, deductions of contributions on behalf of the participant will be discontinued commencing with the payroll period immediately following the effective date of the notice of withdrawal, and such participant will not be eligible to participate in the Plan until the next enrollment period. Amounts credited to the account of any participant who withdraws within the time period prescribed by the Committee will be refunded, without interest (unless otherwise required by applicable law), as soon as practicable.

### Termination of employment

If a participant ceases to be an eligible employee prior to a purchase date, contributions for the participant will be discontinued, and any amounts credited to the participant's account will be refunded, without interest, as soon as practicable, except as otherwise provided by the Committee. Subject to the discretion of the Committee, if a participant is granted a paid leave of absence, the participant's payroll deductions will continue and amounts credited to the participant's account may be used to purchase shares as provided under the Plan. If a participant is granted an unpaid leave of absence, the participant's payroll deductions will be discontinued, and no other contributions will be permitted (unless otherwise determined by the Committee or required by law), but any amounts credited to the participant's

account may be used to purchase shares on the next applicable purchase date. Where the period of leave exceeds three months and the participant's right to reemployment is not guaranteed by statute or by contract, the employment relationship will be deemed to have terminated three months and one day following the commencement of such leave.

Unless otherwise determined by the Committee, a participant who transfers employment between Designated Companies located in different countries will be withdrawn from the current offering period under the Mastercard Incorporated Employee Stock Purchase Plan (ESPP) (to the extent consistent with Section 423 of the Code).

### Change in Control

In the event of a "Change in Control" (as defined in the Plan), each outstanding purchase right will be equitably adjusted and assumed or an equivalent purchase right substituted by the successor company or a parent or subsidiary of such successor corporation. In the event that the successor corporation refuses to assume or substitute the purchase right or is not a publicly traded corporation, the offering period then in progress will be shortened by setting a new purchase date before the date of the proposed Change in Control, after which the offering period will end.

### Amendment and termination of Plan

The Plan became effective upon its adoption by the Board, subject to approval by the stockholders of the company.

The Board or the Committee may amend the Plan at any time, provided that if stockholder approval is required pursuant to the Code, securities laws or regulations, or the rules or regulations of the securities exchange on which the company's shares are listed or traded, then no such amendment will be effective unless approved by the company's stockholders within such time period as may be required. The Board may suspend the Plan or discontinue the Plan at any time, including shortening an offering period in connection with a spin-off or similar corporate event. Upon termination of the Plan, all contributions will cease, all amounts credited to a participant's account will be equitably applied to the purchase of whole shares then available for sale, and any remaining amounts will be promptly refunded, without interest (unless otherwise required by applicable law), to the participants.

### U.S. Federal Income Tax Information

The following summary briefly describes the general U.S. federal income tax consequences of purchase rights under the Plan for participants who are a tax resident in the United States, current as of April 2023, but it is not a detailed or complete description of all U.S. federal tax laws or regulations that may apply and does not address any local, state or other country laws. Therefore, no one should rely on this summary for individual tax compliance, planning or decisions. Participants in the Plan should consult with their own professional tax advisors regarding the taxation of purchase rights under the Plan. The discussion below concerning tax deductions that may become available to us under U.S. federal tax law is not intended to imply that we will necessarily obtain a tax benefit or asset from those deductions. Taxation of equity-based payments in countries other than the United States does not generally correspond to U.S. federal tax laws and is not covered by the summary below.

## 423 Offerings

Rights to purchase shares granted under a 423 Offering are intended to qualify for favorable federal income tax treatment available to purchase rights granted under an employee stock purchase plan, which qualifies under the provisions of Section 423(b) of the Code. Under these provisions, no income will be taxable to a participant until the shares purchased under the Plan are sold or otherwise disposed of. If the shares are disposed of within two years from the purchase right grant date (i.e., the beginning of the offering period) or within one year from the purchase date of the shares, a transaction referred to as a "disqualifying disposition," the participant will realize ordinary income in the year of such disposition equal to the difference between the fair market value of the shares on the purchase date and the purchase price. The amount of such ordinary income will be added to the participant's basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares after such basis adjustment will be a capital gain or loss. A capital gain or loss will be long term if the participant holds the shares for more than one year after the purchase date.

If the shares purchased under the Plan are sold (or otherwise disposed of) more than two years after the purchase right grant date and more than one year after the shares are transferred to the participant, then the lesser of (i) the excess of the sale price of the shares at the time of disposition over the purchase price and (ii) the excess of the fair market value of the shares as of the purchase right grant date over the purchase price (determined as of the first day of the offering period) will be treated as ordinary income. If the sale price is less than the purchase price, no ordinary income will be reported. The amount of any such ordinary income will be added to the participant's basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares after such basis adjustment will be a long-term capital gain or loss.

The company (or applicable Designated Company) generally will be entitled to a deduction in the year of a disqualifying disposition equal to the amount of ordinary income realized by the participant as a result of such disposition, subject to the satisfaction of any tax reporting obligations and applicable limitations under the Code. In other cases, no deduction is allowed.

## Non-423 Offerings

If the purchase right is granted under a Non-423 Offering, then the amount equal to the difference between the fair market value of the shares on the purchase date and the purchase price will be treated as ordinary income at the time of such purchase. In such instances, the amount of such ordinary income will be added to the participant's basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares after such basis adjustment will be a capital gain or loss. A capital gain or loss will be long term if the participant holds the shares for more than one year after the purchase date.

The company (or applicable Designated Company) generally will be entitled to a deduction in the year of purchase equal to the amount of ordinary income realized by the participant as a result of such disposition, subject to the satisfaction of any tax-reporting obligations and applicable limitations under the Code. For U.S. participants, FICA/FUTA taxes will generally be due in relation to ordinary income earned as a result of participation in a Non-423 Offering.

## New Plan benefits

The benefits to be received pursuant to the Plan by the company's officers and employees are not currently determinable as they will depend on the purchase price of our shares in offering periods after the implementation of the Plan, the market value of our common stock on various future dates, the amount of contributions that eligible officers and employees elect to make under the Plan, and similar factors. As of the date of this Proxy Statement, no officer or employee has been granted any purchase rights under the proposed Plan.

## Registration with the SEC

If our stockholders approve the Plan, we will file with the SEC a registration statement on Form S-8, as soon as reasonably practicable after the approval, to register the shares available for issuance under the Plan.

# Audit

## 08

This section describes the factors we considered in making our recommendation that stockholders ratify our selection of PricewaterhouseCoopers as our independent registered public accounting firm for 2023.

# Proposal 5: Ratification of the appointment of independent registered public accounting firm for 2023

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit Mastercard's financial statements. The Audit Committee has appointed PricewaterhouseCoopers LLP (PwC) as our independent registered public accounting firm to audit the financial statements of Mastercard Incorporated and its subsidiaries for the year ending December 31, 2023. PwC has served as our independent registered public accounting firm since 1989.

The Audit Committee conducted its annual evaluation of PwC, considering the factors described in the Audit Committee report below. Based on this evaluation, the committee believes that the continued retention of PwC to serve as our independent registered public accounting firm is in the best interests of Mastercard and our stockholders, and a resolution will be presented at the Annual Meeting to ratify PwC's appointment. Although ratification is not required by applicable laws, our bylaws or otherwise, the Board is submitting the selection of PwC to our stockholders for ratification because we value your views on our independent registered public accounting firm. The Audit Committee intends to carefully consider the results of the vote. If the stockholders do not ratify the appointment of PwC, the committee will reconsider PwC's selection. Even if the selection is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if the committee determines that such a change would be in the best interests of Mastercard and our stockholders.

A PwC representative is expected to be present at the Annual Meeting and will have the opportunity to make a statement and be available to respond to appropriate questions.

**The Board unanimously recommends that stockholders vote FOR ratification of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for Mastercard for 2023.**



## Auditor's services and fees

### Audit Committee pre-approval of audit and non-audit services

The Audit Committee and Mastercard have adopted policies and procedures pertaining to the provision by Mastercard's independent registered public accounting firm of any audit or non-audit services. The policies and procedures in place specifically require Audit Committee pre-approval of all audit and non-audit services. In addition, proposed services of the independent registered public accounting firm materially exceeding any pre-approved project scope, terms and conditions or cost levels require prior approval by the Audit Committee. Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the Audit Committee Chair and to the committee at its next regular meeting. The Audit Committee may delegate power to its chair to pre-approve, in certain circumstances, any engagements or changes in engagements by the independent registered public accounting firm for audit or non-audit services. All fees paid to PwC in connection with 2022 engagements were pre-approved in accordance with Mastercard's policies and procedures.

The Audit Committee and Mastercard also have adopted policies and procedures to help ensure the independence of our independent registered public accounting firm and periodically consider whether there should be a regular rotation of the firm. As part of this review process, PwC was evaluated utilizing guidance prescribed by the Center for Audit Quality.

Further, the Audit Committee assures the mandated rotation of the lead engagement partner in accordance with SEC rules and oversees the selection process. This process involves a meeting between the Audit Committee Chair and the candidate for the role, as well as discussions with the committee and management. Consistent with this process, we rotated our lead engagement partner in 2023.

## Audit fees and all other fees

Set forth below are the aggregate audit and non-audit fees billed to Mastercard by PwC for 2022 and 2021 (in thousands):

| Type of fee | Description | 2022 | 2021 |
|---|---|---|---|
| **Audit fees** | For the annual integrated audit, the quarterly reviews of the consolidated financial statements, and the statutory audits required for certain businesses, countries or jurisdictions in which we operate, as well as comfort letters, consents or services provided in connection with other statutory and regulatory filings | $10,625 | $9,038 |
| **Audit-related fees** | For assurance and audit-related services (not included in the audit fees set forth above) reasonably associated with the performance of the audit or review of our financial statements, primarily internal controls review of selected information systems | $2,901 | $2,327 |
| **Tax fees** | For tax compliance, tax advice and tax planning services | $198 | $278 |
| **All other fees** | All other fees for permitted services that do not fit into the above categories, primarily fees for compliance-related services and consulting services | $191 | $193 |
| **Total** | | $13,915 | $11,836 |

# Audit Committee report

Mastercard's Audit Committee operates under a written charter adopted by the Board. You can find the charter on our website at https://investor.mastercard.com/investor-relations/corporate-governance/board-committees/default.aspx.

The charter details the committee's responsibilities and practices. It is reviewed and updated annually as appropriate to reflect the committee's evolving role and to address regulatory changes, evolving oversight practices and investor feedback.

## Primary responsibilities

The Audit Committee assists the Board in its oversight of:

- quality and integrity of Mastercard's financial statements
- Mastercard's financial and operational risk exposures and compliance with legal and regulatory requirements
- qualifications, performance and independence of the independent registered public accounting firm engaged to perform the integrated audit of the company

- performance of Mastercard's internal audit function
- quality of Mastercard's internal controls
- risk assessment and risk management of the company, in coordination with the Risk Committee

## 2022 actions

In 2022, the Audit Committee met 9 times and fulfilled its duties and responsibilities. Among other things, the committee performed the following:

**Reporting**
- Met regularly with management, the General Auditor and PwC to discuss the overall quality of Mastercard's financial accounting and reporting
- Reviewed and discussed with management and PwC Mastercard's financial statements, earnings releases, and quarterly and annual reports prior to furnishing to or filing with the SEC
- Reviewed with management, the General Auditor and PwC the results of internal and external audit examinations and approved internal and external audit plans, which were developed based on a risk-based methodology and evaluation

**Independent auditor**

- Approved all audit, audit-related and non-audit fees and services consistent with Mastercard's pre-approval policy

- Reviewed PwC's qualifications, performance and independence and discussed PwC's independence with it

- Discussed the re-appointment of PwC, as well as the pros and cons of auditor rotation

**Internal audit**

- Reviewed the structure, objectives, resourcing and performance of Mastercard's internal audit function, as well as the internal audit plan and the resulting findings and observations

**Internal controls**

- Met with internal audit and PwC, both with and without management present, to discuss their evaluations of Mastercard's internal controls, including internal controls over financial reporting, and reported to the Board on the status of those controls

**Legal, compliance and risk**

- Regularly met with Mastercard's Chief Financial Officer, Chief Legal Officer and General Auditor and with PwC to discuss financial management and reporting, legal and regulatory, accounting, audit and internal control matters

- Regularly met with the Chief Compliance Officer to discuss the effectiveness of Mastercard's ethics and compliance system and regularly received related status reports

- Periodically met with Mastercard's Enterprise Risk Management team, other members of management, the General Auditor, the Chief Compliance Officer, tax team and individual business unit leaders and with PwC to assess Mastercard's guidelines and policies with respect to risk assessment and risk management, as well as to review current and emerging risks, in coordination with the Risk Committee

- Met with the Chief Security Officer and Chief Privacy Officer to review and discuss information security, business continuity, and data privacy matters and risks, in coordination with the Risk Committee

# Oversight and evaluation of independent registered public accounting firm

As noted above, the Audit Committee assists the Board in its oversight of PwC's qualifications, performance and independence. The committee recognizes the importance of maintaining the firm's independence, in both fact and appearance. As part of its process to determine and ensure PwC's independence, the Audit Committee has received from PwC the written disclosures and letter required by applicable requirements of the Public Company Accounting Oversight Board (PCAOB) regarding the firm's communications with the Audit Committee concerning independence, and the Audit Committee has discussed with PwC that firm's independence from the company and management. These discussions included reviewing and considering with PwC whether the provision of non-audit services provided by it to Mastercard during 2022 was compatible with its independence. The Audit Committee concurred with PwC's conclusion that PwC is independent from Mastercard and management.

The Audit Committee also is responsible for the appointment, compensation and retention of PwC, including an annual evaluation of PwC, periodic consideration of firm rotation and oversight of the selection of the firm's lead engagement partner. As part of its responsibilities, the committee conducted its annual evaluation of PwC.

In deciding whether to re-engage PwC, the Audit Committee considered:

- PwC's independence and integrity

- PwC's competence and compliance with technical standards

- The business acumen, value-added benefit, continuity and consistency, and technical and core competency provided by the engagement team

- PwC's capabilities and expertise to support the complexity of our global footprint, the breadth of our offerings and our industry

- The effectiveness of PwC's processes, including its quality control, timeliness and responsiveness, and communication and interaction with management

- PwC's efforts toward efficiency, including with respect to process improvements and fees

Based on this review, the Audit Committee has retained PwC and believes its continued retention is in the best interests of Mastercard and our stockholders.

## 2022 audited financial statements and internal controls

Management is responsible for establishing effective internal controls over financial reporting and preparing Mastercard's consolidated financial statements. PwC is responsible for:

- auditing and reporting on Mastercard's consolidated financial statements in accordance with the standards of the PCAOB

- expressing an integrated opinion as to whether Mastercard's financial statements conform in all material respects with Generally Accepted Accounting Principles (GAAP) and whether Mastercard's internal controls over financial reporting are effective as of December 31, 2022, based on criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (2013)

The Audit Committee monitors and oversees the processes by which management and PwC fulfill their responsibilities.

In this context, the Audit Committee, among other things, has met and held discussions with management and PwC to review and discuss Mastercard's audited financial statements and management's assessment of its internal control over financial reporting and PwC's evaluation of such assessment; asked management and PwC questions relating to such matters; and discussed with PwC the matters required to be discussed by the applicable PCAOB standards and the SEC. These meetings and discussions included a review of the quality of the accounting principles the company utilized, the reasonableness of significant accounting estimates and judgments, and the clarity of disclosures in Mastercard's consolidated financial statements. As part of these discussions, management represented to the Audit Committee that Mastercard's consolidated financial statements were prepared in accordance with GAAP.

Based upon the Audit Committee's discussions with management and PwC, the Audit Committee's review of the representations of management and the report and required communications provided by PwC to the Audit Committee (including written disclosures required by the PCAOB concerning independence), the Audit Committee recommended to the Board that the audited consolidated financial statements be included in Mastercard's 2022 Form 10-K for filing with the SEC.

**Audit Committee**

Julius Genachowski, Chair
Candido Bracher
Merit E. Janow
Rima Qureshi
Gabrielle Sulzberger
Jackson Tai*
Lance Uggla

(April 2023)

* Until the Annual Meeting

# Stockholder proposals

Stockholders will vote on the following stockholder proposals (proposals 6–10) if they are properly presented at our Annual Meeting and not previously withdrawn or otherwise excluded. The company is not responsible for the accuracy or content of the proposals and supporting statements presented below, which appear in the form in which we received them. They may contain typos and other errors, as well as assertions about the company that we believe are incorrect. We have not attempted to make any corrections or refute any inaccuracies.

09

# Proposal 6: Consideration of a stockholder proposal requesting a report on ensuring respect for civil liberties

**The Board unanimously recommends that stockholders vote AGAINST this proposal.**



The following proposal has been submitted to the company for action at the Annual Meeting by the National Center for Public Policy Research (NCPPR). NCPPR's address and shareholdings will be provided promptly upon receipt of a written or oral request. The text of the proposal is as follows:

## Stockholder Proposal

**Report on Ensuring Respect for Civil Liberties**

**Supporting Statement:** Companies that provide banking or financial services are essential pillars of the marketplace. On account of their unique and pivotal role in America's economy, many federal and state laws already prohibit them from discriminating when providing financial services to the public. And the UN Declaration of Human Rights, consistent with many other laws and the U.S. Constitution, recognizes that "everyone has the right to freedom of thought, conscience, and religion."[1] Financial institutions should respect these freedoms.

As shareholders of Mastercard, we believe it is of great import that the company respect civil rights by identifying potential factors that may contribute to discrimination in the provision of services based on race, color, religion, sex, national origin, or social, political, or religious views.

We are particularly concerned with recent evidence of religious and political discrimination by companies in the financial services industry, as detailed in the Statement on Debanking and Free Speech.[2]

When companies engage in this kind of discrimination, they hinder the ability of individuals, groups, and businesses to access and equally participate in the marketplace and instead skew it to their own ends.

The Statement on Debanking and Free Speech identified many companies in the financial services industry that frequently include vague and subjective standards in their policies like "hate speech" or promoting "intolerance" that allow employees to deny or restrict service for arbitrary or discriminatory reasons. The 2022 edition of the Viewpoint Diversity Business Index[3] also identified numerous examples of this in many companies' terms of service. The inclusion of vague and arbitrary terms risks impacting clients' exercise of their constitutionally protected civil rights, by creating the potential that such persons or groups will be denied access to essential services as a consequence of their speech or political activity. Moreover, they risk giving fringe activists and governments a foothold to demand that private financial institutions deny service under the sweeping, unfettered discretion that such policies provide.

These actions and policies are an affront to public trust, destabilize the market, and threaten the ability of American citizens to live freely and do business according to their deeply held convictions.

Mastercard also maintains that it promotes good social policy and diversity, equity, and inclusion practices.[4] It is important for the shareholders to know that Mastercard is adhering to its own standards by serving diverse consumers without regard to their beliefs or other factors above.

---

[1] https://www.un.org/en/about-us/universal-declaration-of-human-rights

[2] https://storage.googleapis.com/vds_storage/document/Statement%20on%20Debanking%20and%20Free%20Speech.pdf

[3] https://viewpointdiversityscore.org/business-index

[4] https://www.mastercard.com/content/dam/public/mastercardcom/na/global-site/documents/mastercard-sustainability-report-2021.pdf

https://www.mastercard.com/content/dam/public/mastercardcom/na/global-site/documents/2021-global-inclusion-report.pdf

RESOLVED: Shareholders request the Board of Directors conduct an evaluation and issue a report within the next year, at reasonable cost and excluding proprietary information and disclosure of anything that would constitute an admission of pending litigation, evaluating how it oversees risks related to discrimination against individuals based on their race, color, religion (including religious views), sex, national origin, or political views, and whether such discrimination may impact individuals' exercise of their constitutionally protected civil rights.

## The Board's Statement in Response

*The Board unanimously recommends that stockholders vote **AGAINST** this proposal for the following reasons.*

***Mastercard's policies and procedures are designed to avoid discrimination in the provision of our products and services.*** Mastercard enables lawful purchases on our network and does not discriminate on the basis of race, color, religion, sex, national origin or any other protected classes. As described in Mastercard's Human Rights Statement, which was adopted by the Board in April 2020, our foundational principles emphasize that Mastercard enables consumers and businesses to access their financial assets and engage in private commerce, and we do not engage in arbitrary and discriminatory practices.[5]

As described in our Human Rights Statement, Mastercard's franchise standard of use for our services and brand is governed by the rule of law. When it comes to transactions permissible by law, we respect individuals' right to transact privately with others. Our core commitment is to enable consumers and businesses to access their financial assets and engage in private commerce—expanding their liberty, connectivity and individual agency —consistent with the rule of law. While we hold all stakeholders in our payments system to high standards, if illegal activity is identified, we work with partners to act.

***Mastercard's role in transactions does not include direct engagement with account holders.*** Our core payment network supports what is often referred to as a "four-party" payments network and includes the following participants: account holder (a person or entity who holds a card or uses another device enabled for payment), issuer (the account holder's financial institution), merchant and acquirer (the merchant's financial institution). We link issuers and acquirers around the globe to facilitate switching of transactions. We do not issue cards, extend credit, determine or receive revenue from interest rates or other fees charged to account holders by issuers.

In a typical transaction on our core payment network, our role in that transaction includes switching (authorization, clearing and settlement of the transaction), providing payment system security and value-added services (such as cyber and data solutions and processing), and enabling digital payments. In most cases, account holder relationships belong to, and are managed by, our customers, the issuers. The proposal focuses on the "discrimination in the provision of banking or financial services" related to account holders. We are a technology company in the global payments industry. We do not have banking or financial services relationships with consumers.

***Mastercard is committed to educating and training our employees on nondiscriminatory practices.*** Inclusion is a core value at Mastercard, and we consider it a leadership skill that all employees are called on to foster. We have adopted longstanding policies and procedures and train our employees to ensure that they do not discriminate against our customers or each other in the performance of their services. For example, in 2021, we launched and completed a guide and training on bias in product and data practices. Our training programs provide our employees with the framework they need to maintain our commitment to servicing clients with diverse viewpoints.

***Our commitment to nondiscrimination with respect to our products and services is part of our company's broader approach to diversity, equity and inclusion.*** Mastercard undertakes robust efforts to promote the principles of diversity, equity and inclusion throughout our organization and in our interactions with key stakeholders across our network. We publish a Global Inclusion Report on our DEI efforts,[6] which outlines concrete actions taken to advance these commitments.[7] This report also provides our stockholders with an opportunity to independently assess the company's efforts.

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[5] https://www.mastercard.com/global/en/vision/corp-responsibility/human-rights-statement.html

[6] https://www.mastercard.us/content/dam/public/mastercardcom/na/global-site/documents/2021-global-inclusion-report.pdf

[7] https://www.mastercard.com/inclusion

Our Human Rights Statement also makes clear that Mastercard encourages and is informed by engagement with a wide variety of stakeholders. We respect the views of our broad community of diverse stakeholders, both internal and external.

Since Mastercard's commitment to avoiding discrimination in the provision of financial services is demonstrated in our policies and practices, we do not believe the proposal is necessary.

For all of the foregoing reasons, the Board recommends that stockholders vote **AGAINST** this proposal.

# Proposal 7: Consideration of a stockholder proposal requesting a report on Mastercard's stance on new Merchant Category Code



**The Board unanimously recommends that stockholders vote AGAINST this proposal.**

The following proposal has been submitted to the company for action at the Annual Meeting by Brad Lander, the Comptroller of the City of New York, on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System and the New York City Board of Education Retirement System (together, the New York City Retirement Systems). The New York City Retirement Systems' shareholdings and address will be provided promptly upon receipt of a written or oral request. The text of the proposal is as follows:

## Stockholder Proposal

**Report on Company's Stance on New Merchant Category Code**

RESOLVED  Shareholders request the Mastercard Incorporated Board of Directors issue a public report, omitting proprietary and privileged information, concerning its oversight of management's decision-making regarding any application to the International Standards Organization (ISO) to establish a merchant category code (MCC) for standalone gun and ammunition stores. This report should cover Mastercard's governance of MCC standards, as well as disclose and explain the justification for its position on any applications to create an MCC for gun and ammunition stores.

## Supporting Statement

Mass shootings are a significant societal problem. In 2022, there were 432 mass shootings through August 2022.[1]

As a financial institution, Mastercard must ensure its systems are not used for criminal purposes. A new MCC for gun and ammunition stores would allow banks to comply with their regulatory obligation to report suspicious purchasing activity associated with illegal activity,[2] and credit card companies would be able to voluntarily file this information under existing reporting systems. This could be accomplished *without limiting or regulating gun sales or creating any additional burden to internal systems*.

Suspicious activity could include gun sales associated with diversion from legal to illegal markets, and purchasing behavior associated with mass shootings. Failure to act could lead to regulatory and reputational risk, including reputational risk associated with costly litigation.

Suspicious purchasing activity that could constitute reportable suspicious activity might involve the frequency and size of purchases, and the type of retailer. For example, the Aurora, Colorado movie theater shooter used a Mastercard issued to purchase $11,000 worth of weapons and military gear in the six weeks, including purchases at two standalone gun stores.[1] One week before the mass shooting at the Pulse Nightclub, in which 49 people were killed and 50 injured, the shooter used a Mastercard (among others) to purchase more than $26,000 worth of guns and ammunition, including purchases at a stand-alone gun retailer.[2]

An application to create an MCC for gun and ammunition stores was twice denied. It has been reported that Mastercard pushed back on the application and that "credit card industry employees were part of an internal committee within ISO that recommended the application's rejection."[3]

---

[1] https://www.gunviolencearchive.org/

[2] https://www.law.cornell.edu/cfr/text/31/1020.320#:~:text=31%20CFR%20%C2%A7%201020.320%20-%20Reports%20by%20banks,%C2%A7%201020.320%20Reports%20by%20banks%20of%20suspicious%20transactions

[3] https://www.cbsnews.com/news/bank-credit-cards-suspect-gun-ammo-sales/

Shareholders would benefit from transparency on how Mastercard's Board of Directors is overseeing any final position taken on any MCC application for standalone gun and ammunition stores, and whether Mastercard is appropriately considering the risks inherent in failing to take action to report suspicious purchasing activity at these retailers.

We believe that failure to do so will result in lost lives, as well as regulatory, reputational, and litigation risks that may threaten long-term shareholder value.

We urge you to vote FOR this proposal.

## The Board's Statement in Response

*The Board unanimously recommends that stockholders vote* **AGAINST** *this proposal for the following reasons.*

**Background on MCCs.** A Merchant Category Code (MCC) is a category designation assigned to a merchant account based on the products and services that comprise its primary business. An MCC does not describe an individual item sold. MCCs are maintained by the independent International Standards Organization (ISO) and adopted by individual payment networks with defined standards and expectations for their use. MCCs were never intended to be used as a law enforcement tool. MCCs have their inherent limitations. While the MCC will confirm a transaction was made at a specific type of merchant, there will be no insight into what was purchased nor who made the purchase.

ISO sets technical standards across a number of industries globally, helping to ensure consistency in how programs are managed. This allows for predictability as businesses, governments and consumers expect a certain experience no matter where they may be.

ISO decided on September 9, 2022 to move forward with the creation of a separate MCC for standalone firearms and ammunition merchants. The MCC would not be applicable to merchants – such as a larger sporting goods retailer – whose firearms or ammunition sales represent a small percentage of overall business. It was under ISO's own rules that the ISO Secretariat took this decision. The Registration and Maintenance Management Group (RMMG) that Mastercard participates in did not establish the MCC.

**Mastercard publicly reports on the governance of MCC standards.** Mastercard publishes a Quick Reference Booklet-Merchant Edition, which lists the hundreds of MCCs that Mastercard currently implements and provides an overview of their criteria and required use.[4] Following ISO's decision, on September 28, 2022, in light of interest around ISO's decision and to correct misperceptions about some of Mastercard's standards, Mastercard published a description on our website of the principles that have been central to how we have operated our network for nearly 60 years (MCC Principles).[5] The MCC Principles explain that the standards and principles that govern our network are grounded in the rule of law. Quite simply, we allow all lawful purchases on the network. Our principles ensure the application of a clear, consistent and reliable standard upon which consumers, businesses and governments across the world can understand and rely.

**Mastercard previously announced its commitment to adopt an MCC for standalone firearm and ammunition merchants.** Subsequent to the ISO's decision, on October 19, 2022, Mastercard formally published an announcement to our customers classified as AN 7002 Revised Standards for a New Card Acceptor Business Code (the Customer Announcement) informing our customers of a revision to the Mastercard Standards for a New Card Acceptor Business Code with a new "MCC Description," specifically for "Retailers primarily engaged in the sale of firearms and ammunition."

Mastercard advised customers that they should review the revisions and make appropriate plans to support the new MCC. The effective date for implementation, April 14, 2023 at the time of this announcement, was intended to facilitate an expected industry-wide implementation of the new MCC across payment networks.

**Subsequently, the new MCC became the subject of multiple sources of legislation, leading us to pause the planned implementation, with the oversight of our Board.** After our October 2022 Customer Announcement, a number of states introduced legislation related to the use of the new MCC. As of the last week of April, 12 bills are pending, including conflicting legislation within some of the same states. Recently, three states – Idaho, Mississippi and West Virginia – enacted legislation that either prohibits use of the new MCC or imposes restrictions on its use. Legislation pending in additional states is expected to be enacted shortly. If passed, the result will be inconsistencies in how this ISO standard could be applied by merchants, acquirers, issuers and payments networks. As a result, on March 9, 2023, Mastercard informed

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[4] https://www.mastercard.us/content/dam/public/mastercardcom/na/global-site/documents/quick-reference-booklet-merchant.pdf

[5] https://www.mastercard.com/news/press/2022/september/how-we-support-merchants-and-consumers-through-clear-consistent-principles/

customers, through an update to the Customer Announcement, that the work on implementing the new MCC had been paused. Other payment network companies across the industry took the same action.

Mastercard has publicly stated that the pause in implementation is necessary to ensure that we take the appropriate time to understand this evolving legal situation, including the requirements and obligations of the company and its customers. Given the dynamic and evolving nature of these state actions, and the possibility of additional state legislation and federal legislation as well, it is only prudent for us to understand the nuances and implications on all network participants before determining how we might move forward with the implementation of the MCC.

Our Board is aware of these developments, including our initial adoption of the new MCC and the current pause for implementation, as the company continues to monitor and manage the related risks involved. As indicated in the proxy statement, given the importance and sensitivity of these issues, we report regularly to our Board and certain of its committees on data privacy, protection and security, and network integrity matters. Through these management reports, the Board oversees and guides management about the role of the company in areas that require synthesized, thoughtful consideration, including in connection with the topic of firearms transactions.

***Mastercard continues to engage with key stakeholders regarding concerns over gun violence and to take a vigorous approach to ensuring that only lawful purchases are permitted on our network.*** Mastercard recognizes that the epidemic of gun violence in the U.S. is an issue that has greater attention and the priority of many of our stockholders. We are committed to working with policymakers and elected officials to contribute to constructive solutions that address the gun violence issue and have called upon elected officials to enact meaningful policies in this area. We engage with these officials because we believe that it is the responsibility of legislators to address the issue of gun violence. We have also funded important initiatives with partners, including targeted merchant education about certain risks, such as "strawman" purchases and suicide prevention.

At the same time, our MCC Principles make clear we take a vigorous approach to ensuring that only lawful purchases, including only lawful firearms purchases, are permitted on our network. We deploy a variety of resources and tools across the globe to identify, monitor and, where appropriate, remediate unlawful network activity. Mastercard requires customers to comply with applicable laws, including laws relating to the purchase and sale of firearms. We levy financial penalties and suspend or terminate the licenses of customers based on specific incidents if a pattern of unlawful activity is identified.

As we pause the implementation of this MCC, we have and will continue to make clear: MCCs are one data point — the primary business of the merchant — that would not provide any insight on specific purchases or resolve these very important larger issues.

As Mastercard has reported on how it manages and governs its MCC standards and had previously committed to adopting ISO's new MCC for purchases made at standalone firearm stores, while pausing in light of complex legal and regulatory uncertainty for all payment network participants, we believe the report requested by the proposal concerning Board oversight of management's decision making regarding ISO's September 2022 decision to establish the MCC would not provide stockholders with any meaningful additional information.

For all of the foregoing reasons, the Board recommends that stockholders vote **AGAINST** this proposal.

# Proposal 8: Consideration of a stockholder proposal requesting lobbying disclosure

> **The Board unanimously recommends that stockholders vote AGAINST this proposal.**

The following proposal has been submitted to the company for action at the Annual Meeting by John Chevedden. Mr. Chevedden's shareholdings and address will be provided promptly upon receipt of a written or oral request. The text of the proposal is as follows:

## Proposal 8 — Improve Transparency in regard to Lobbying



WHEREAS, full disclosure of Mastercard's lobbying activities and expenditures to assess whether Mastercard's lobbying is consistent with its expressed goals and stockholder interests.

RESOLVED, the stockholders of Mastercard request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Mastercard used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Mastercard's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management's decision-making process and the Board's oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Mastercard is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Nominating and Corporate Governance Committee and posted on Mastercard's website.

## Supporting Statement

Mastercard spent $43 million on federal lobbying from 2010 – 2021. This does not include state lobbying, where Mastercard lobbied in at least 18 states in 2021. Mastercard also lobbies abroad, spending approximately €900,000 on lobbying in Europe for 2021. Mastercard's lobbying over swipe fees amid surging inflation has attracted media scrutiny.[1]

Companies can give unlimited amounts to third party groups that spend millions on lobbying and undisclosed grassroots activity.[2] Mastercard fails to disclose its payments to trade associations and social welfare groups, or the amounts used for lobbying, to stockholders.

Mastercard belongs to the American Bankers Association (ABA), Business Roundtable, and US Chamber of Commerce, which together spent $105 million on lobbying for 2021, and has drawn attention for funding the controversial nonprofit State Financial Officers Foundation,[3] which is

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[1] https://thehill.com/lobbying/3477263-senators-grill-visa-mastercard-execs-over-swipe-fees/
[2] https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/
[3] https://www.nytimes.com/2022/08/05/climate/republican-treasurers-climate-change.html

attacking so-called woke capitalism.[4] And while Mastercard does not belong to the American Legislative Exchange Council, which has drafted anti-woke boycott bills,[5] ABA supported its 2022 annual meeting[6] and the Chamber sits on its Private Enterprise Advisory Council.

Mastercard's lack of disclosure presents reputational risk when its lobbying contradicts company public positions. Mastercard supports addressing climate change, yet the Business Roundtable lobbied against the Inflation Reduction Act[7] and the Chamber opposed the Paris climate accord. Mastercard is committed to diversity, equity and inclusion, yet the Chamber lobbied against protecting voting rights.[8]

I believe it is a risk our company does not disclose its third-party payments, and I urge Mastercard to expand its lobbying disclosure.

## The Board's Statement in Response

*The Board unanimously recommends that stockholders vote AGAINST this proposal for the following reasons.*

**We already provide meaningful disclosure about our lobbying activity on our website.** The Political Activity and Public Policy Statement located under the Corporate Governance section of our website[9] provides comprehensive disclosure that is already responsive to the request in the proposal, including all of the information set forth below:

- Our policies and procedures governing our participation in the political process, including our Policy on Political Contributions.

- Information on the criteria Mastercard uses to decide whether to engage in the political process through political contributions at the state or local level.

- A discussion of our participation and membership in trade associations, including the reasons we believe it is important to maintain a membership with a variety of trade associations and industry organizations.

- A discussion of Board oversight of our lobbying and political activities and expenditures, including our lobbying activities and membership in trade associations.

- Information on our U.S. federal and state lobbying activities, including links to the quarterly reports we file with the U.S. House of Representatives and the U.S. Senate disclosing a list of our lobbying activities and information on how to access lobbying disclosure reports filed with the Secretary of State of each of the 50 U.S. states and the District of Columbia.

- A semiannually updated list of Mastercard's contributions to state candidates, parties, political committees and ballot initiative/referendum.

- An annual list of the U.S.-based trade associations receiving $25,000 or more in annual payments from Mastercard and the percentage of the payment that the trade association reported was used for lobbying for each of those associations.

- Information on the Mastercard Political Action Committee (the Mastercard PAC), a Mastercard-sponsored federal separate, segregated fund, and link to a list of PAC contributions.

These extensive disclosures provide transparency and accountability with respect to our lobbying and political activities and expenditures. In fact, Mastercard is a recognized industry leader in these areas, as reflected in the company's status as a "trendsetter" by the CPA-Zicklin Index of Corporate Political Disclosure and Accountability, the leading industry watchdog on political accountability.

**Mastercard intends to review and provide additional disclosure on our significant trade association memberships.** Participation in the political process comes with the understanding that we may not always agree with every position taken by the recipients of our political expenditures, the organizations or organizations' other members with whom we may affiliate. We believe it remains valuable to be part of associations to collectively address many issues of importance to Mastercard in a meaningful manner as they often advance positions consistent with company interests. When we

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[4] https://www.washingtonpost.com/climate-environment/2022/07/12/republicans-threaten-wall-street-over-climate-positions/
https://www.exposedbycmd.org/2022/02/16/republican-group-of-state-financial-officers-takes-on-woke-capitalism/
[5] https://www.exposedbycmd.org/2022/1 l/l 0/alec-eyes-sweeping-government-blacklists/
[6] https://documented.net/investigations/heres-who-bankrolling-alec-2022-annual-meeting
[7] https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable
[8] https://www.cnn.com/2021/04/21/business/voting-rights-chamber-of-commerce/index.html
[9] https://investor.mastercard.com/corporate-governance/policies-and-reports/default.aspx

disagree with a position, we employ a range of approaches to make our voice heard. We believe our dissenting voice has greater impact when we participate as a member of these organizations.

We continually evaluate ways to improve our public reporting. As a future enhancement, we intend to include statements on our website of the company's membership priorities in each of the trade associations where we report our membership, indicating that such expenditures are reviewed annually considering our company's values or business goals and strategies.

***We have governance practices in place, including Board oversight, to ensure effective oversight of our lobbying and political activities.*** Our Government Relations team oversees Mastercard's public policy strategy. Political contributions and corporate political expenditures, including direct and indirect lobbying activities, are approved by the Executive Vice President, Public Policy. Our Nominating and Corporate Governance Committee is responsible for overseeing Mastercard's public policy activities and at least annually will review political contributions, trade association dues used for political purposes, corporate political expenditures, lobbying efforts and strategies, the company's political activity policies, and the Political Activity and Public Policy Statement. Mastercard maintains comprehensive internal compliance procedures to ensure that the company's political and public policy activities fully comply with all laws, regulations and company policies.

Mastercard's activities in this area and its Political Activity and Public Policy Statement are reviewed on an annual basis by outside counsel. Any political activities in which Mastercard engages are based solely upon the best interests of the company and are made without regard to the personal preferences of our officers and/or executives.

Mastercard is committed to engaging constructively in the political process and policy arena in a manner that informs and affects the debate concerning issues related to our business. We strive to engage on these issues in the most responsible and ethical way. Since Mastercard already provides meaningful disclosure of, and ensures management and Board oversight over, its lobbying expenditures and activities, we do not believe that the proposal is necessary.

For all of the foregoing reasons, the Board recommends that stockholders vote **AGAINST** this proposal.

# Proposal 9: Consideration of a stockholder proposal requesting stockholders approve advance notice bylaw amendments

**The Board unanimously recommends that stockholders vote AGAINST this proposal.**

The following proposal has been submitted to the company for action at the Annual Meeting by James McRitchie. Mr. McRitchie's shareholdings and address will be provided promptly upon receipt of a written or oral request.

The text of the proposal is as follows:

## Proposal 9 – Fair Elections



RESOLVED:

James McRitchie and other shareholders request that directors of Mastercard Incorporated ("Company") amend its bylaws to include the following language:

Shareholder approval is required for any advance notice bylaw amendments that:

1.  require the nomination of candidates more than 90 days before the annual meeting,

2.  impose new disclosure requirements for director nominees, including disclosures related to past and future plans, or

3.  require nominating shareholders to disclose limited partners or business associates, except to the extent such investors own more than 5% of the Company's shares.

## Supporting Statement

Under SEC Rule 14a-19, the universal proxy card must include all director nominees presented by management and shareholders for election.[1] Although the Rule implies each side's nominees must be grouped together and clearly identified as such, in a fair and impartial manner, most rules for director elections are set in company bylaws.

For Rule 14a-19 to be implemented equitably, boards must not undertake bylaw amendments that deter legitimate efforts by shareholders to submit nominees. The bylaw amendments set forth in the proposed resolution would presumptively deter legitimate use of Rule 14a-19 by deterring legitimate efforts by shareholders to seek board representation through a proxy contest.

The power to amend bylaws is shared by directors and shareholders. Although directors have the power to adopt bylaw amendments, shareholders have the power to check that authority by repealing board-adopted bylaws. Directors should not amend the bylaws in ways that inequitably restrict shareholders' right to nominate directors. This resolution simply asks the board to commit not to amend the bylaws to deter legitimate efforts to seek board representation, without submitting such amendments to shareholders. We urge the Board not to further amend its advance notice bylaws until shareholders have at least voted on this proposal.

Bloomberg's Matt Levine speculates bylaws might require disclosure submissions "on paper woven from unicorns' manes,"[2] with requirements waived for the board's nominees. While Mr. Levine depicts humorous and exaggerated possibilities, some companies are adopting amendments clearly designed to discourage fair elections.

Directors of at least one company (Masimo Corp.) recently adopted bylaw amendments that could deter legitimate efforts by shareholders to seek

---

[1] https://www.ecfr.gov/current/title-17/chapter-II/part-240/section-240.14a-19

[2] https://www.bloomberg.com/opinion/articles/2022-10-27/credit-suisse-gives-first-boston-gets-a-second-chance

board representation through a proxy contest. Masimo's advance notice bylaws "resemble the 'nuclear option' and offers a case study in how rational governance devices can become unduly weaponized," writes Lawrence Cunningham.[3] Directors of other companies are considering similar proposals.

To ensure shareholders can vote on any proposal that would impose inequitable restrictions, we urge a vote FOR Fair Elections.

**To Enhance Shareholder Value, Vote FOR Fair Elections – Proposal 9**

## The Board's Statement in Response

*The Board unanimously recommends that stockholders vote **AGAINST** this proposal for the following reasons.*

***Mastercard's governing documents already provide stockholders with the right to amend our bylaws.*** Stockholders have the right to adopt, amend and repeal our bylaws without any action by the company. Mastercard's certificate of incorporation and bylaws explicitly permit a majority of stockholders to amend any provision of our bylaws by stockholder action. This also means that stockholders can repeal or override any existing bylaw amendments that may be adopted by our Board.

***Our Board's ability to amend the bylaws consistent with its fiduciary duties enables it to promote the best interests of Mastercard and its stockholders.***
In the last two years, the Board has approved amendments to our bylaws that enhance stockholder rights: to implement a special meeting right for stockholders in 2022 and to eliminate supermajority vote requirements in 2021. These amendments were adopted in conjunction with stockholder approval of corresponding amendments to our certificate of incorporation.

Our certificate of incorporation establishes the company's fundamental governance structure and cannot be amended without stockholder approval. The bylaws cannot contain any provisions that are inconsistent with the Delaware General Corporation Law or our certificate of incorporation and are intended to relate to matters that are functional and administrative to the governance of the company.

In considering and implementing any amendments to Mastercard's bylaws, the Board must act in a manner consistent with its fiduciary duties of care and loyalty owed to the company and its stockholders.

***The proposal is overly broad and would restrict the company's ability to obtain reasonable information from stockholder nominees.*** Mastercard has not changed its advance notice bylaws since 2008. The bylaws currently require the nomination of candidates between 120 and 90 days before the anniversary date of the prior year annual meeting. The bylaws currently do not require nominating stockholders to disclose the identity of their limited partners.

The proposal requires stockholder approval if the bylaws are amended to ask for additional disclosure about director candidates nominated by stockholders ("stockholder nominees"). This provision is overly broad and restrictive. This provision would require the company to seek stockholder approval, and delay effecting the bylaws, even if the company asks those stockholder nominees for the exact same information that it asks from its own nominees.

Having accurate information from stockholder nominees is increasingly important since Mastercard will be including the stockholder nominees on the company's proxy card as a result of the universal proxy rules. The proposal does not afford our Board with any discretion to implement any kinds of additional disclosure requirements about the stockholder nominees, including making minor and administrative changes, changes that reflect the latest developments in the law and comply with new legal requirements, or any other changes that it considers appropriate and in the best interests of the company and our stockholders.

Without this flexibility, the Board would need to wait for action at a stockholders' meeting to ensure its bylaw amendments are ultimately operative, which would be an expensive and time-consuming process that could cause uncertainty.

***Mastercard has strong corporate governance practices and a record of accountability and robust stockholder engagement.*** The Board is committed to its practices of strong corporate governance and responsiveness to stockholders. The company believes that the proposal requesting stockholder approval of certain bylaw amendments adopted by the Board is unnecessary in light of its strong governance practices. These governance features include:

    a.   Annual election of directors.

    b.   Majority voting for director nominees.

    c.   Independent Chair of the Board.

    d.   Independent Board, other than our CEO.

---

[3] https://corpgov.law.harvard.edu/2022/10/23/the-hottest-front-in-the-takeover-battles-advance-notice-bylaws/

2023 MASTERCARD PROXY    131

e.  Proxy access, allowing eligible long-term stockholders holding 3% or more of our outstanding shares of common stock to include nominations for directors in the company's proxy statement.

f.  Special meeting rights, allowing stockholders owning shares of at least 15% of the voting power to call a special meeting of stockholders.

g.  No supermajority vote requirements for stockholders to approve amendments to the certificate of incorporation or the bylaws.

In addition, Mastercard regularly engages with stockholders on a wide range of topics, including on governance matters such as Board composition, refreshment, leadership and oversight. The insights gained from these engagements help the Board remain responsive to stockholder interests, such as implementing some of the governance enhancements described above.

Given these considerations, along with the company's strong governance profile and record of Board accountability, we do not believe that the proposal is necessary.

For all of the foregoing reasons, the Board recommends that stockholders vote **AGAINST** this proposal.

# Proposal 10: Consideration of a stockholder proposal requesting a report on the cost-benefit analysis of diversity and inclusion efforts

> The Board unanimously recommends that stockholders vote **AGAINST this proposal.**



The following proposal has been submitted to the company for action at the Annual Meeting by Ridgeline Research, on behalf of the American Conservative Values ETF (ACVF). ACVF's shareholdings and address will be provided promptly upon receipt of a written or oral request. The text of the proposal is as follows:

## Stockholder Proposal

We view Mastercard as being organized to provide the best quality goods and services to its customers while maximizing the return to the investors who fund the Company. As with any corporate initiative, prioritizing diversity comes with a cost. It's clear that Mastercard's Diversity & Inclusion program (D&I) is a major strategic initiative and as shareholders we feel the 2021 Global Inclusion Annual Report[1] lacks a complete analysis of the quantified net benefit to shareholders, costs, and risks and is thus incomplete. Given the substantial resources committed to the program, as well as its visibility and importance, as shareholders we feel its net benefit should be measured and quantified using sound financial analysis. Without establishing such a full business justification, the program's benefit to shareholders, as well as its sincerity and motives are in doubt.

The quoted statements below are excerpts from Mastercard's 2021 Global Inclusion Annual Report and are included to denote the size, scope, and importance of its Global Diversity & Inclusion program.

Merit E. Janow, Board Chair "Engaging diverse perspectives is a critical way that we can address today's challenges and create tomorrow's opportunities. Our commitment to inclusion is aimed at advancing our business, engaging our people and supporting the societies we serve."

Randall Tucker, Chief Inclusion Officer "An inclusive workplace that champions positive social impact inside and outside of its walls is not a nice-to-have – it's a necessity. Diversity, equity and inclusion, if done right, can help organizations

fully harness the power of their greatest asset – their people – to meet and exceed business goals and customer expectations. Diversity, Equity and Inclusion, or DEI, is a refinement exercise, one that will ultimately take a good company to great."

Michael Fraccaro, Chief People Officer "A best place to work is a place where the best people choose to be. The kind of place where professionals from all backgrounds feel welcome, included and free to be themselves and fulfill their greatest potential. Where they can see our shared purpose in their work – and be inspired by that work and by each other."

**RESOLVED:** Shareholders request that Mastercard issue a public report prior to December 31, 2023, omitting confidential and privileged information and at a reasonable expense, detailing a cost vs. benefits analysis of Mastercard's Global Diversity & Inclusion efforts. A summation of this report should subsequently be included in the next annual update of Mastercard's Global Diversity & Inclusion Report.

## Supporting Statement

Shareholders recommend that the report evaluate any risks, benefits and costs to the company associated with Mastercard's Global Diversity & Inclusion program, initiatives, policies, and training, alongside a valuation of the programs corresponding implicit benefit. In its discretion, the board's analysis may include any costs or effects on employee morale and cohesion, hiring, retention, and productivity, etc. (collectively the components of "competitive advantage") Presented in an objective quantifiable manner which will allow a cost benefit analysis. The Report should be calculated with the most recent annual reporting periods data.

## The Board's Statement in Response

*The Board unanimously recommends that stockholders vote **AGAINST** this proposal for the following reasons.*

---

[1] www.mastercard.us/content/dam/public/mastercardcom/na/global-site/documents/2021-global-inclusion-report.pdf

***We believe our commitment to diversity, equity and inclusion is fundamental to Mastercard's long-term success.*** Our commitment to inclusion is aimed at advancing our business, engaging our people, and supporting the societies we serve in the more than 210 countries and territories in which we conduct business. For over 15 years, we have drawn on our role in the payments ecosystem to drive financial inclusion and support the financial needs of small businesses and individuals. We drive innovation in a way that expands the middle class and helps the underserved with our goal of long-term financial security for all. These efforts open new markets for our business and create long-term customers. Our business thrives when these individuals and businesses prosper.

We continuously look for ways to innovate with inclusivity in mind. In October 2021, Mastercard introduced the Touch Card – an accessible card standard for the benefit of the 2.2 billion blind and partially sighted people around the world – enhancing access to the company's products and services while also providing the possibility of a greater sense of security, inclusivity and independence. Similarly, we have also pledged to support micro and small businesses, women entrepreneurs and Black communities.

These are just a few powerful examples of how Mastercard promotes diversity, equity and inclusion across our network, reflecting the principles we have adopted since our founding about using our network to connect people to opportunity, respecting individual customer choices and fostering a culture of decency.[2]

***Mastercard invests in diversity, equity and inclusion in the workplace because we believe people thrive when they feel they belong, their ideas are valued and they are treated fairly.*** Mastercard is committed to creating a global corporate environment where all people are treated equally and fairly and have equal access to opportunities and advancement. For example, in 2021, our global pay equity ratio for women versus men was $1.00 to $1.00, and in the U.S., Black, Hispanic and Asian employees earn $1.00 for every $1.00 earned by white employees.

We also strive to develop a workforce and management and leadership teams that reflect the identities, experiences and perspectives of the more than 210 countries and territories we serve. Our Global Inclusion Report provides details regarding our approach to hiring. In 2021, the vast majority of our final candidate interviews in the U.S. included a person of color candidate and globally included a woman, and 51% of our new hires in the U.S. were people of color and 41% of our global new hires were women. In addition, 40% of

lateral and promotional opportunities in the U.S. were received by people of color and 42% were received by women globally.

Voluntary attrition levels at Mastercard were 7% and 5% in 2019 and 2020, respectively, and rose slightly to 11% in 2021, reflecting the broader trend of elevated employee resignations across the globe. As there continues to be an unprecedented demand for talent with engineering, technical and consulting skills, it is important that we recognize and address the changing, diverse needs of our employees and candidates. Inclusion is a core value at Mastercard, and we consider it a leadership skill that all employees are called on to foster. In the workplace, we have ongoing initiatives to remove barriers and promote accessibility, including accounting for disabilities.

We have adopted long-standing policies and procedures and train our employees to ensure that they do not discriminate against our customers or each other in the performance of their services. For example, in 2021, we launched and completed a guide and training on bias in product and data practices.

***Mastercard already provides meaningful disclosure about the value gained from our diversity, equity and inclusion efforts, and we continue to engage with stakeholders on these issues.*** Our Global Inclusion Report outlines concrete actions taken to advance these commitments and articulates the benefits gained from our programs.[3] This report provides our stockholders with an opportunity to assess the company's programs and progress.

Mastercard's initiatives are informed by our robust stakeholder engagement efforts. In order to maximize positive impact for all parties, we welcome the views of diverse stakeholders, internal and external, to help diversify our perspective and enhance our business. In 2021, we had an employee engagement favorability rate of 88%. Our engagement efforts (both internal and external) are designed to ensure that we prioritize issues that are meaningful to our long-term business success.

Given our demonstrated commitment to diversity, equity and inclusion as part of our long-term success across our network, as well as our existing disclosure around these efforts, we do not believe the cost-benefit analysis requested by the proposal is necessary.

For all the foregoing reasons, the Board recommends that stockholders vote **AGAINST** this proposal.

---

[2] https://www.mastercard.com/global/en/vision/corp-responsibility/human-rights-statement.html

[3] https://www.mastercard.com/inclusion

# Stock ownership information

Information about the beneficial ownership of our voting securities by directors, management and certain beneficial owners is provided in the tables in this section.

10

# Security ownership of certain beneficial owners

Below is information regarding the beneficial ownership of our voting securities by each person known to us to beneficially own more than 5% of any class of our voting securities as of December 31, 2022:

| Name and address of beneficial owner | Shares of Class A common stock beneficially owned | Percent of total outstanding Class A common stock beneficially owned |
| --- | --- | --- |
| Mastercard Foundation[1] 250 Yonge Street, Suite 2400 Toronto, Ontario M5B 2L7 | 100,563,093 | 10.7% |
| The Vanguard Group, Inc.[2] 100 Vanguard Blvd. Malvern, PA 19355 | 78,248,031 | 8.2% |
| BlackRock, Inc.[3] 55 East 52nd Street New York, NY 10055 | 64,601,241 | 6.8% |

[1] Based on a Schedule 13G/A filed with the SEC on February 13, 2023, Mastercard Foundation has sole voting and dispositive power with respect to the shares of Class A common stock. Number of shares is based on information in the Form 4 filed by Mastercard Foundation on February 14, 2023.

[2] Based on a Schedule 13G/A filed with the SEC on February 9, 2023, The Vanguard Group, Inc. has sole dispositive power with respect to 74,673,721 shares of Class A common stock, shared dispositive power with respect to 3,574,310 shares of Class A common stock and shared voting power with respect to 1,272,216 shares of Class A common stock.

[3] Based on a Schedule 13G/A filed with the SEC on February 1, 2023, BlackRock, Inc. has sole dispositive power with respect to 64,601,241 shares and sole voting power with respect to 57,702,093 shares of Class A common stock.

# Security ownership of directors and management

The following table shows, as of March 31, 2023, all shares of Class A common stock beneficially owned by each director, each named executive officer, and all directors and executive officers as a group. Such shares consist of:

- the number of shares of Class A common stock directly or indirectly owned
- any shares of Class A common stock that could have been acquired through the exercise of options to purchase shares of Class A common stock exercisable within 60 days of that date
- any other stock awards that would vest (or have restrictions removed) within 60 days of that date, including restricted stock units, DSUs and restricted stock

Unless otherwise indicated, each of the named individuals and each member of the group have sole voting power and sole investment power with respect to the shares beneficially owned. The number of shares beneficially owned, as that term is defined by Rule 13d-3 under the Exchange Act, by all directors and executive officers as a group as of March 31, 2023 and each director and named executive officer individually is less than 1% of the outstanding shares of Class A common stock. No director or executive officer beneficially owns, either directly or indirectly, any shares of Class B common stock.

| Name | Shares of Class A common stock directly and indirectly owned (a) | Shares of Class A common stock obtainable within 60 days (b)[1] | Total shares of Class A common stock beneficially owned (shown in columns (a) and (b)) (c) |
|---|---|---|---|
| Candido Bracher | — | 1,313 | 1,313 |
| Richard K. Davis | 5,203 | 2,898 | 8,101 |
| Julius Genachowski | 1,971[2,3] | 7,446 | 9,417[2,3] |
| Choon Phong Goh | — | 4,156 | 4,156 |
| Merit E. Janow | 8,522 | 3,174 | 11,696 |
| Oki Matsumoto | 3,888 | 2,898 | 6,786 |
| Michael Miebach | 23,419[3] | 112,740 | 136,159[3] |
| Youngme Moon | — | 2,898 | 2,898 |
| Rima Qureshi | 12,181 | 7,446 | 19,627 |
| Gabrielle Sulzberger | 793 | 2,898 | 3,691 |
| Jackson Tai | 30,484 | 4,406 | 34,890 |
| Harit Talwar | 118 | 903 | 1,021 |
| Lance Uggla | 4,863 | 2,898 | 7,761 |
| Michael Froman | 6,408[4] | 44,702 | 51,110[4] |
| Sachin Mehra | 9,904[3] | 71,726 | 81,630[3] |
| Timothy Murphy | 31,838[3,5] | 57,241 | 89,079[3,5] |
| Craig Vosburg | 36,355[3] | 176,850 | 213,205[3] |
| All directors and executive officers as a group (24 persons) | 383,088[2,3,4,5,6] | 851,789 | 1,234,877[1,2,3,4,5,6] |

[1] Includes shares of Class A common stock underlying stock options exercisable, restricted stock units vesting, deferred stock units receivable and restricted stock with restrictions removable within 60 days of March 31, 2023. For non-employee directors, also includes DSUs and restricted stock that will be settled or have restrictions removed, as applicable, within 60 days of termination of service as a director.

[2] Includes 1,971 shares held in a trust of which Mr. Genachowski is the trustee. Mr. Genachowski has sole voting and investment power with respect to these shares.

[3] Fractional shares have been rounded up to the nearest whole share.

[4] Includes 2,384 shares held in a grantor retained annuity trust of which Mr. Froman is the trustee. Mr. Froman has sole voting and investment power with respect to these shares.

[5] Includes 1,000 shares held by Mr. Murphy's dependent child.

[6] Includes 119,127 shares held in a company controlled by an executive officer. Such executive officer has sole voting power and investment power with respect to these shares.

# About the Annual Meeting and voting

## 11

This section, organized in a Q&A format, is designed to provide stockholders with answers to general questions about our Annual Meeting.

## Why am I receiving these proxy materials?

You are receiving this proxy statement and additional proxy materials in connection with the Board's solicitation of proxies to be voted at the virtual Annual Meeting or at any adjournment or postponement of it.

## How is Mastercard distributing proxy materials?

Under SEC rules, we are furnishing our proxy materials online. On or about April 28, 2023, we expect to start mailing to our Class A common stockholders (other than those who previously requested electronic or paper delivery) a Notice of Internet Availability of Proxy Materials (Notice), which explains how to access the proxy materials online and to make the materials available on www.proxyvote.com. If you receive a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice tells you how to access and review the proxy materials online. The Notice also tells you how to submit your proxy via the Internet. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, follow the instructions in the Notice explaining how to request printed materials on a one-time or ongoing basis. We encourage stockholders to take advantage of the availability of the proxy materials on the Internet as we believe electronic delivery will allow you to receive your materials faster and also will lower costs and reduce the environmental impact of our Annual Meeting by reducing the printing and mailing of full sets of materials.

Our proxy materials include this proxy statement and the 2022 Form 10-K.

Copies of the 2022 Form 10-K and our other periodic filings also are available in the "Investor Relations" section of our website (https://investor.mastercard.com/investor-relations/default.aspx) under "Financials & SEC Filings." The information included in our website is not incorporated herein by reference.

**A copy of the proxy materials, including the 2022 Form 10-K, will be furnished to you free of charge upon request to our Corporate Secretary or to our proxy solicitor at, respectively:**




| | |
|---|---|
| Mastercard Incorporated<br>Office of the Corporate Secretary<br>2000 Purchase Street<br>Purchase, NY 10577<br><br>Attention: Corporate Secretary<br>corporate.secretary@mastercard.com<br>Telephone: 914.249.2000 | or   Morrow Sodali LLC<br>333 Ludlow Street<br>5th Fl., South Tower<br>Stamford, CT 06902<br>Individuals call:<br>(800) 662-5200<br>Banks & Brokers call:<br>(203) 658-9400 |

## Who is entitled to vote at the virtual Annual Meeting?

We have two classes of stock outstanding: Class A common stock and Class B common stock. Our publicly traded Class A common stock is our only class of voting stock. Our Class A stockholders are the only stockholders entitled to notice of, and to vote on, proposals at the virtual Annual Meeting or any adjournment or postponement of the meeting. As of April 27, 2023, 940,180,468 shares of Class A common stock were outstanding.

Class A stockholders of record on the Record Date are entitled to vote their shares at the virtual Annual Meeting or any adjournment or postponement of it. Each share of Class A common stock is entitled to one vote per share on all matters on which stockholders are entitled to vote. The Record Date is established by the Board as required by Delaware law and our bylaws.

Class B common stock is a non-voting class held only by certain of our customers and was distributed in connection with our initial public offering. Except as may be required by Delaware law, holders of Class B common stock have no voting power and may not vote on the proposals in this proxy statement. This structure ensures that our customers, who are restricted from holding shares of Class A common stock, do not have a vote at the virtual Annual Meeting. Class B shares account for less than 1% of our total outstanding equity as of April 27, 2023.

A list of stockholders of record as of the Record Date can be reviewed by any stockholder or stockholder's attorney or agent for purposes germane to the meeting during normal business hours 10 days prior to the virtual Annual Meeting at the offices of Mastercard's Corporate Secretary at 2000 Purchase Street, Purchase, New York, and also will be available for review at the virtual Annual Meeting.

**What matters will be voted on at the virtual Annual Meeting?**

The following matters are scheduled for vote by Class A stockholders at the virtual Annual Meeting:

1. Election of 12 directors

2. Advisory approval of Mastercard's executive compensation

3. Advisory approval of the frequency of future advisory votes on executive compensation

4. Approval of Mastercard Incorporated Employee Stock Purchase Plan

5. Ratification of the appointment of PwC as the independent registered public accounting firm for Mastercard for 2023

6. Consideration of a stockholder proposal requesting a report on ensuring respect for civil liberties

7. Consideration of a stockholder proposal requesting a report on Mastercard's stance on new Merchant Category Code

8. Consideration of a stockholder proposal requesting lobbying disclosure

9. Consideration of a stockholder proposal requesting stockholders approve advance notice bylaw amendments

10. Consideration of a stockholder proposal requesting a report on the cost-benefit analysis of diversity and inclusion efforts

Action on any other business which may properly come before the virtual Annual Meeting or any adjournment or postponement of the virtual Annual Meeting

**What is the quorum requirement for the virtual Annual Meeting?**

The presence in person or by proxy at the virtual Annual Meeting of the holders of a majority of the outstanding shares of Class A common stock entitled to vote as of the Record Date on any of the proposals to be voted upon at the virtual Annual Meeting will constitute a quorum.

**What is the difference between holding shares as a registered stockholder and holding shares in street name?**

If your shares of common stock are owned directly in your name with our transfer agent, EQ Shareowner Services, you are considered a registered holder of those shares.

If your shares of common stock are held by a broker, bank or other nominee, you hold those shares in street name. Your broker, bank or other nominee will vote your shares as you direct.

**If I hold shares in street name, does my broker need instructions to vote my shares?**

Under the rules of the NYSE, if you hold shares of common stock in street name and do not give specific voting instructions to your broker, bank or other nominee, generally your nominee will have discretion to vote your shares on routine matters but will not have discretion to vote your shares on non-routine matters. When the broker, bank or other nominee is unable to vote on a proposal because the proposal is not routine and you do not provide any voting instructions, a broker non-vote occurs, and, as a result, your shares will not be voted on these proposals.

On the following non-routine proposals, your broker, bank or other nominee will not be able to vote without instruction from you (resulting in a broker non-vote):

- Proposal 1     Election of 12 directors

- Proposal 2     Advisory approval of Mastercard's executive compensation

- Proposal 3     Advisory approval of the frequency of future advisory votes on executive compensation

- Proposal 4     Approval of Mastercard Incorporated Employee Stock Purchase Plan

- Proposal 6     Consideration of a stockholder proposal requesting a report on ensuring respect for civil liberties

- Proposal 7     Consideration of a stockholder proposal requesting a report on Mastercard's stance on new Merchant Category Code

- Proposal 8     Consideration of a stockholder proposal requesting lobbying disclosure

- Proposal 9     Consideration of a stockholder proposal requesting stockholders approve advance notice bylaw amendments

- Proposal 10     Consideration of a stockholder proposal requesting a report on the cost-benefit analysis of diversity and inclusion efforts

On the following routine proposal, your broker, bank or other nominee may vote in its discretion without instruction from you:

- Proposal 5     Ratification of the appointment of PwC as the independent registered public accounting firm for Mastercard for 2023

## What are my voting choices for each matter, and how does the Board recommend I vote?

| Proposal | Voting choices | Board recommendation |
|---|---|---|
| ☑ Election of the 12 nominees named in this proxy statement to serve on Mastercard's Board of Directors | With respect to each director nominee: For Against Abstain | For election of all 12 director nominees |
| ☑ Advisory approval of Mastercard's executive compensation | For Against Abstain | For |
| ☑ Advisory approval of the frequency of future advisory votes on executive compensation | 1 year 2 years 3 years Abstain | 1 year |
| ☑ Approval of Mastercard Incorporated Employee Stock Purchase Plan | For Against Abstain | For |
| ☑ Ratification of the appointment of PwC as the independent registered public accounting firm for Mastercard for 2023 | For Against Abstain | For |
| ☒ Consideration of a stockholder proposal requesting a report on ensuring respect for civil liberties | For Against Abstain | Against |
| ☒ Consideration of a stockholder proposal requesting a report on Mastercard's stance on new Merchant Category Code | For Against Abstain | Against |
| ☒ Consideration of a stockholder proposal requesting lobbying disclosure | For Against Abstain | Against |
| ☒ Consideration of a stockholder proposal requesting stockholders approve advance notice bylaw amendments | For Against Abstain | Against |
| ☒ Consideration of a stockholder proposal requesting a report on the cost-benefit analysis of diversity and inclusion efforts | For Against Abstain | Against |

## What vote is needed to elect directors?

Since the election is uncontested, each nominee who receives a greater number of FOR votes than AGAINST votes will be elected to serve as a director. Abstentions by stockholders and broker non-votes are not treated as votes cast and will have no effect on the outcome of this proposal.

The election of nominees is subject to the Board's "majority voting" policy. Generally under this policy:

- New director nominees who fail to receive a majority of votes cast in an uncontested election will not be elected.
- To be renominated to serve on the Board, incumbent directors must provide an irrevocable resignation to the Board that is effective only when (1) the director does not receive a majority of the votes cast in an uncontested election and (2) the Board accepts the proffered resignation. If an incumbent director does not receive a majority of the votes cast in an uncontested election, the Board then would evaluate and act on the proffered resignation within 90 days of the election, taking into account the recommendation of the NCG.
- Any vacancies resulting from the Board's acceptance of a contingent resignation, or from the failure of a new director nominee to receive a majority of the votes cast in an uncontested election, may be filled by the Board or the Board may reduce its size.
- Plurality voting (by which directors receiving the greatest number of votes cast are elected) applies in the case of any contested elections.
- The Board has received a contingent resignation from each of the 12 director nominees included in this proxy statement.

**What vote is required for the other matters to be voted upon at the virtual Annual Meeting to be adopted?**

| Proposal | Voting requirements | Effect of abstentions | Effect of broker non-votes |
|---|---|---|---|
| 2 Advisory approval of Mastercard's executive compensation | A majority of votes cast by Class A stockholders must be FOR the proposal | No effect on outcome | No effect on outcome |
| 3 Advisory approval of the frequency of future advisory votes on executive compensation | A majority of votes cast by Class A stockholders. If no option receives majority support, the frequency (every 1 year, 2 years or 3 years) receiving the greatest number of votes will be considered the frequency recommended by stockholders | No effect on outcome | No effect on outcome |
| 4 Approval of Mastercard Incorporated Employee Stock Purchase Plan | A majority of votes cast by Class A stockholders must be FOR the proposal | No effect on outcome | No effect on outcome |
| 5 Ratification of the appointment of PwC as the independent registered public accounting firm for Mastercard for 2023 | A majority of votes cast by Class A stockholders must be FOR the proposal (ratification not required by applicable laws) | No effect on outcome | Not applicable – brokers are permitted to vote on this matter without specific instruction from the beneficial owner |
| 6 Consideration of a stockholder proposal requesting a report on ensuring respect for civil liberties | A majority of votes cast by Class A stockholders must be FOR the proposal | No effect on outcome | No effect on outcome |
| 7 Consideration of a stockholder proposal requesting a report on Mastercard's stance on new Merchant Category Code | A majority of votes cast by Class A stockholders must be FOR the proposal | No effect on outcome | No effect on outcome |
| 8 Consideration of a stockholder proposal requesting lobbying disclosure | A majority of votes cast by Class A stockholders must be FOR the proposal | No effect on outcome | No effect on outcome |
| 9. Consideration of a stockholder proposal requesting stockholders approve advance notice bylaw amendments | A majority of votes cast by Class A stockholders must be FOR the proposal | No effect on outcome | No effect on outcome |
| 10. Consideration of a stockholder proposal requesting a report on the cost-benefit analysis of diversity and inclusion efforts | A majority of votes cast by Class A stockholders must be FOR the proposal | No effect on outcome | No effect on outcome |

## How do I vote my shares?

You can vote by calling the toll-free telephone number or by using the Internet as described in the instructions included on the Notice. If you receive a paper copy of the proxy materials, you may also vote your shares by completing, signing, dating and returning your proxy card or voting instruction form. Your vote will be cast in accordance with the instructions authorized by telephone or Internet or included on a properly signed and dated proxy card or voting instruction form, as applicable. We must receive your vote, either by telephone, Internet, proxy card or voting instruction form, by 11:59 p.m. (Eastern time) on June 26, 2023 for your vote to be counted. If you are a stockholder, you also can attend the virtual Annual Meeting and vote your shares. Be sure to read "What do I need to do if I would like to attend the virtual Annual Meeting?" on pg 145 if you are considering attending the virtual Annual Meeting.

If you do not vote by telephone or Internet, return a signed proxy card or voting instruction form, or attend the virtual Annual Meeting, and vote, no vote will be cast on your behalf. Each of the Notice, proxy card and voting instruction form indicates on its face the number of shares of common stock registered in your name at the close of business on the Record Date, which number corresponds to the number of votes you will be entitled to cast at the meeting on each proposal. You can find further discussion of Class A common stock voting power in "Who is entitled to vote at the virtual Annual Meeting?" on pg 139.

You are urged to follow the instructions on your Notice, proxy card or voting instruction form to indicate how your vote is to be cast.

## What can I do if I change my mind after I vote my shares?

Any stockholder who authorizes its vote by telephone or by Internet or executes and returns a proxy card or voting instruction form may revoke the proxy by:

- notifying the company by writing to the Office of the Corporate Secretary of Mastercard Incorporated at 2000 Purchase Street, Purchase, NY 10577, Attention: Corporate Secretary, by notice that is received no later than 11:59 p.m. (Eastern time) on June 26, 2023;
- executing and returning a subsequent proxy that is received no later than 11:59 p.m. (Eastern time) on June 26, 2023;
- calling the toll-free telephone number or by using the Internet as described in the instructions included on the Notice before the close of voting at 11:59 p.m. (Eastern time) on June 26, 2023; or

- attending the virtual Annual Meeting and voting at the virtual Annual Meeting.

Attending the virtual Annual Meeting will not revoke a proxy. You can find more information on voting your shares at the virtual Annual Meeting below under the subheading, "What do I need to do if I would like to attend the virtual Annual Meeting?" on pg 145.

## How are my shares voted by the proxies designated by the company?

Unless contrary instructions are indicated on the proxy, all shares represented by valid proxies executed and received (and not revoked before they are voted) will be voted as specified in the above Board recommendations.

With respect to director nominations, should any nominee be unable to serve, the persons designated as a proxy reserve full discretion to vote for another person or the Board may reduce its size. If you specify a different choice on the proxy, your shares will be voted as specified by you.

## Who bears the cost of soliciting votes for the virtual Annual Meeting?

We will bear the costs of the solicitation of proxies, including the cost of preparing, printing and mailing the Notice, this proxy statement and related proxy materials. In addition to the solicitation of proxies by use of the mail, proxies may be solicited from stockholders by directors, officers, employees or agents of Mastercard in person or by telephone, facsimile or other appropriate means of communication. We have engaged Morrow Sodali LLC to solicit proxies on our behalf. The anticipated cost of Morrow Sodali LLC's services is estimated to be approximately $20,000 plus reimbursement of reasonable out-of-pocket expenses. No additional compensation, except for reimbursement of reasonable out-of-pocket expenses, will be paid to our directors, officers or employees in connection with the solicitation. Any questions or requests for assistance regarding this proxy statement and related proxy materials may be directed to Mastercard's Corporate Secretary or Morrow Sodali using the contact information on pg 139.

## What is "householding"?

The SEC has adopted rules that allow a company to deliver a single Notice or set of proxy materials to an address shared by two or more of its stockholders. This method of delivery, known as "householding," permits us to realize significant cost savings and reduces the amount of duplicate information stockholders receive. We are sending only one Notice to stockholders sharing a single address (or, if requested, one set of proxy materials to that address) unless we have received contrary instructions from a stockholder at that address. Any stockholder who objects to, or wishes to begin, householding may notify our Corporate Secretary orally or in writing at the above telephone number or address. We will deliver promptly an individual copy of the Notice and, if requested, proxy materials to any stockholder who revokes consent to householding.

### Who counts the votes?

Morrow Sodali LLC will act as inspector of elections and will certify the voting results.

### How do I find out the voting results?

We will disclose the final voting results in a Current Report on a Form 8-K to be filed with the SEC on or before July 3, 2023. The Form 8-K will be available in the "Investor Relations" section of our website (https://investor.mastercard.com/investor-relations/default.aspx) under "Financials & SEC Filings" and on the SEC's website at www.sec.gov.

### What do I need to do if I would like to attend the virtual Annual Meeting?

Stockholders will be able to attend the virtual Annual Meeting online, vote their shares electronically and submit questions online during the meeting by logging in to www.virtualshareholdermeeting.com/MA2023 using the unique 16-digit control number included in their Notice of Internet Availability on the proxy materials, proxy or voting instruction card, email or on any additional instructions accompanying these proxy materials. Stockholders may also submit questions in advance of the meeting by entering their control number and submitting a question under the "Questions for Management" tab at proxyvote.com.

At the virtual Annual Meeting, you may vote your shares by clicking on the vote button during the time the polls are open for voting. Those without a control number may attend as a guest of the meeting but will not have the option to vote, ask questions or otherwise participate in the virtual Annual Meeting. Stockholders are encouraged to check in to the webcast up to 15 minutes before the virtual Annual Meeting's start time at www.virtualshareholdermeeting.com/MA2023.

### What if I have a disability?

Mastercard provides reasonable accommodations to individuals with a disability who request assistance in order to participate in the virtual Annual Meeting. We ask that requests for assistance be made on or before June 16, 2023 (11 days before the virtual Annual Meeting), if possible. Please direct your requests to the Office of the Corporate Secretary as follows:



By **email** to corporate.secretary@mastercard.com

By **telephone** 914.249.2000



By **mail** to Mastercard Incorporated, Office of the Corporate Secretary, 2000 Purchase Street, Purchase, NY 10577, Attention: Corporate Secretary

### Other matters

Management does not know of any business to be transacted at the virtual Annual Meeting other than those described in this proxy statement.

**Should any such matter properly come before the virtual Annual Meeting for a vote, the persons designated as a proxy will vote in accordance with their best judgment.**

\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*\*

**Please note that reports and documents on our corporate website are not incorporated by reference into this proxy statement. Some of these reports contain cautionary statements regarding forward-looking information that should be carefully considered. Our statements and reports about our objectives may include statistics or metrics that are estimates, make assumptions based on developing standards that may change and provide aspirational goals that are not intended to be promises or guarantees. The statements and reports may also change at any time, and we undertake no obligation to update them except as required by law.**

# Submission of 2024 proposals and nominations

Deadlines for submitting proposals for inclusion in our proxy statement for our 2024 annual meeting of stockholders, director nominations and other proposals to be considered at the 2024 annual meeting are provided in this section.

# 12

# Proposals for inclusion in the proxy statement for the 2024 annual meeting

If a stockholder intends to submit a proposal for inclusion in our proxy statement for our 2024 annual meeting of stockholders in accordance with Rule 14a-8 under the Exchange Act, the proposal must be received by our Corporate Secretary no later than December 30, 2023. Proposals may be submitted by email addressed to corporate.secretary@mastercard.com or by mail addressed to Mastercard Incorporated, Office of the Corporate Secretary, 2000 Purchase Street, Purchase, NY 10577.

# Director nominations for inclusion in the proxy statement for the 2024 annual meeting (proxy access)

Our bylaws permit a stockholder, or a group of up to 20 stockholders, owning 3% or more of the company's outstanding Class A common stock for at least three years to submit director nominees for up to 20% of the Board for inclusion in our proxy statement if the stockholder(s) and the nominee(s) meet the requirements in our bylaws. Notice of director nominations submitted under these proxy access bylaw provisions must be received no earlier than November 30, 2023 and no later than December 30, 2023 for inclusion in the 2024 proxy statement.

# Other proposals or director nominations to be presented at the 2024 annual meeting

In addition, our bylaws provide for an advance notice procedure for director nominations and stockholder proposals that are not submitted for inclusion in the proxy statement but that a stockholder instead wishes to present at an annual meeting. To be timely, a notice of director nominations or other matters a stockholder wishes to present at the 2024 annual meeting must be received by our Corporate Secretary between February 28, 2024 and March 29, 2024 and must comply with the additional requirements of our bylaws.

To comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the company's nominees must also provide notice that sets forth the information required by Rule 14a-19(b) under the Exchange Act no later than April 28, 2024, in addition to complying with the requirements of our bylaws.

You can find more information about proxy access and our advance notice procedure for director nominations in our bylaws posted on our website at https://investor.mastercard.com/corporate-governance/corporate-documents/default.aspx.

# Appendices

# 13

# Appendix A:
# Non-GAAP financial information

In this proxy statement, we disclose non-GAAP financial measures for net revenue, net income and diluted earnings per share, which exclude the impact of gains and losses on our equity investments, which includes mark-to-market fair value adjustments, impairments, and gains and losses upon disposition and the related tax impacts. Our non-GAAP financial measures also exclude the impact of special items, where applicable, which represent litigation judgments and settlements and certain one-time items, as well as the related tax impacts ("Special Items"). Our non-GAAP financial measures for the comparable periods exclude the impact of the following:

**Gains and losses on equity investments**

- During 2022 and 2021, we recorded net losses of $145 million ($126 million after tax, or $0.13 per diluted share) and net gains of $645 million ($497 million after tax, or $0.50 per diluted share), respectively. The net losses and net gains were primarily related to unrealized fair market value adjustments on marketable and non-marketable equity securities. In addition, in 2021, net gains also included realized gains on sales of marketable equity securities.

**Special items**

*Litigation provisions*

- During 2022, we recorded pre-tax charges of $356 million ($263 million after tax, or $0.27 per diluted share) related to litigation settlements (both final and agreements in principle) with a number of U.K. merchants and a change in estimate related to the claims of merchants who opted out of the U.S. merchant class litigation.

- During 2021, we recorded pre-tax charges of $94 million ($74 million after tax, or $0.07 per diluted share) related to litigation settlements and estimated attorneys' fees with U.K. and Pan-European merchants.

*Russia-related impacts*

- During 2022, we recorded pre-tax charges of $30 million ($24 million after tax, or $0.02 per diluted share) directly related to imposed sanctions and the suspension of our business operations in Russia. The net charge is comprised of general and administrative expenses of $67 million, primarily related to incremental employee-related costs and reserves on uncollectible

balances with certain sanctioned customers. These charges are offset by net benefits of $37 million in net revenue, primarily related to a reduction in rebates and incentives liabilities as a result of lower estimates of customer performance for certain customer business agreements due to the suspension of our business operations in Russia.

*Indirect tax matter*

- During 2021, we recorded a charge of $88 million ($69 million after tax, or $0.07 per diluted share) to resolve a foreign indirect tax matter for 2015 through 2021 and the related interest.

We excluded these items because management evaluates the underlying operations and performance of the company separately from these recurring and nonrecurring items.

We believe that the non-GAAP financial measures presented facilitate an understanding of our operating performance and provide a meaningful comparison of our results between periods. We use non-GAAP financial measures to, among other things, evaluate our ongoing operations in relation to historical results, for internal planning and forecasting purposes, and in the calculation of performance-based compensation.

**Currency-neutral growth rates**

We present growth rates adjusted for the impact of currency, which is a non-GAAP financial measure. Currency-neutral growth rates are calculated by remeasuring the prior period's results using the current period's exchange rates for both the translational and transactional impacts on operating results. The impact of currency translation represents the effect of translating operating results where the functional currency is different from our U.S. dollar reporting currency. The impact of the transactional currency represents the effect of converting revenue and expenses occurring in a currency other than the functional currency of the entity. The impact of the related realized gains and losses resulting from our foreign exchange derivative contracts designated as cash flow hedging instruments is recognized in the respective financial statement line item on the statement of operations when the underlying forecasted transactions impact earnings. The translational and transactional impact of currency and the related impact of our foreign exchange derivative contracts designated as cash flow hedging instruments ("Currency impact") has been excluded from our currency-neutral growth rates. We believe the presentation of currency-neutral growth rates provides relevant information to facilitate an understanding of our operating results.

Net revenue, net income and diluted earnings per share adjusted for the impact of gains and losses on our equity investments, Special Items and/or the impact of currency are non-GAAP financial measures and should not be relied upon as substitutes for measures calculated in accordance with GAAP.

**Non-GAAP reconciliations**

($ in millions, except per share data)

| | Year ended December 31, 2022 | | |
|---|---|---|---|
| | Net revenue | Net income | Diluted earnings per share |
| Reported – GAAP | $22,237 | $9,930 | $10.22 |
| (Gains) losses on equity investments | ** | 126 | 0.13 |
| Litigation provisions | ** | 263 | 0.27 |
| Russia-related impacts | (37) | 24 | 0.02 |
| Adjusted - Non-GAAP | $22,200 | $10,342 | $10.65 |

| | Year ended December 31, 2021 | | |
|---|---|---|---|
| | Net revenue | Net income | Diluted earnings per share |
| Reported – GAAP | $18,884 | $8,687 | $8.76 |
| (Gains) losses on equity investments | ** | (497) | (0.50) |
| Litigation provisions | ** | 74 | 0.07 |
| Indirect tax matter | ** | 69 | 0.07 |
| Adjusted - Non-GAAP | $18,884 | $8,333 | $8.40 |

| | Year ended December 31, 2022 as compared to the year ended December 31, 2021 | | |
|---|---|---|---|
| | Increase/(Decrease) | | |
| | Net revenue | Net income | Diluted earnings per share |
| Reported – GAAP | 18% | 14% | 17% |
| (Gains) losses on equity investments | ** | 8% | 9% |
| Litigation provisions | ** | 2% | 2% |
| Russia-related impacts | —% | —% | —% |
| Indirect tax matter | ** | (1)% | (1)% |
| Adjusted - Non-GAAP | 18% | 24% | 27% |
| Currency impact[1] | 5% | 8% | 8% |
| Adjusted - Non-GAAP – currency-neutral | 23% | 32% | 34% |

Note: Figures may not sum due to rounding.

** Not applicable

[1] Represents the translational and transactional impact of currency and the related impact of our foreign exchange derivative contracts designated as cash flow hedging instruments.

# Appendix B: Mastercard Incorporated Employee Stock Purchase Plan

1. <u>Purpose of the Plan</u>. The purpose of the Plan is to provide an opportunity for Eligible Employees of the Company and its Designated Companies to purchase Common Stock at a discount through voluntary Contributions, thereby attracting, retaining and rewarding such persons and strengthening the mutuality of interest between such persons and the Company's stockholders. The Company intends for offerings under the Plan to qualify as an "employee stock purchase plan" under Section 423 of the Code (each, a "Section 423 Offering"); provided, however, that the Committee may also authorize the grant of rights under offerings of the Plan that are not intended to comply with the requirements of Section 423 of the Code, pursuant to any rules, procedures, agreements, appendices, or sub-plans adopted by the Committee for such purpose (each, a "Non-423 Offering").

2. <u>Definitions</u>.

(a) "Affiliate" means any person or entity that directly or indirectly controls or is controlled by the Company. The term "control" (including, with correlative meaning, the terms "controlled by"), as applied to any person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting or other securities, by contract or otherwise. The Committee will have the authority to determine the time or times at which "Affiliate" status is determined within the foregoing definition.

(b) "Applicable Law" means the requirements relating to the administration of equity-based awards under state corporate laws, United States federal and state securities laws, the Code, the rules of any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any non-U.S. jurisdiction where rights are, or will be, granted under the Plan.

(c) "Board" means the Board of Directors of the Company.

(d) "Change in Control" means the occurrence of any of the following events:

(i) The acquisition by any individual entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of equity securities of the Company representing more than 30 percent of the voting power of the then outstanding equity securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"), provided, however, that for purposes of this subsection (i) the following acquisitions shall not constitute a Change in Control: (A) any acquisition by the Company, (B) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, and (C) an acquisition pursuant to a transaction which complies with clauses (A), (B), and (C) of subsection (iii); or

(ii) A change in the composition of the Board as of the Effective Date (the "Incumbent Board") that causes less than a majority of the directors of the Company then in office to be members of the Incumbent Board, provided, however, that any individual becoming a director subsequent to the Effective Date, whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

(iii) Consummation of a reorganization, merger, or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the purchase of assets or stock of another entity (a "Business Combination"), in each case, unless immediately following such Business Combination, (A) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Voting Securities immediately prior to such Business Combination will beneficially own, directly or indirectly, more than 50 percent of the then outstanding combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors (or equivalent governing body, if applicable) of the entity resulting from such Business Combination (including, without limitation, an entity which as a result of such transaction owns the Company or all of substantially all of the Company's assets directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Voting Securities, (B) no person (excluding any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination) will beneficially own, directly or indirectly, more than a majority of the combined voting power of the then outstanding voting securities of such entity except to the extent that such ownership of the Company existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors (or equivalent governing body, if applicable) of the entity resulting from such Business Combination will have been members of the Incumbent Board at the time of the initial agreement, or action of the Board, providing for such Business Combination; or

(iv) Approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, a transaction shall not constitute a Change in Control if its sole purpose is to change the jurisdiction of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Outstanding Company Voting Securities immediately before such transaction.

(e) "Code" means the United States Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or United States Treasury Regulation thereunder will include such section or regulation, any valid regulation or other official applicable guidance promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

(f) "Committee" means the Human Resources and Compensation Committee of the Board or any subcommittee referred to in Section 4(e).

(g) "Common Stock" means the Class A Common Stock, par value $0.0001, of the Company, as the same may be converted, changed, reclassified or exchanged.

(h) "Company" means Mastercard Incorporated, a Delaware corporation, or any successor to all or substantially all of the Company's business that adopts the Plan.

(i) "Contributions" means the amount of Eligible Pay contributed by a Participant through payroll deductions or other payments that the Committee may permit a Participant to make to fund the exercise of rights to purchase Shares granted pursuant to the Plan. Without limitation, Contributions may include direct payments or payroll deductions from a Participant as may be accepted by the Company to adjust for the Company's delay or mistake in processing an enrollment form or in otherwise effecting a Participant's election under the Plan or as advisable to comply with the requirements of Section 423 of the Code.

(j) "Designated Company" means any Parent, Subsidiary or Affiliate, whether now existing or existing in the future, that has been designated by the Committee from time to time in its sole discretion as eligible to participate in the Plan. The Committee may designate any Parent, Subsidiary or Affiliate as a Designated Company in a Non-423 Offering. For purposes of a Section 423 Offering, only the Company and any Parent or Subsidiary may be Designated Companies; provided, however, that at any given time, a Parent or Subsidiary that is a Designated Company under a Section 423 Offering will not be a Designated Company under a Non-423 Offering.

(k) "Effective Date" means the date the Plan, as adopted by the Board, is approved by the stockholders of the Company, as provided in Section 18 hereof.

(l) "Eligible Employee" means any individual in an employee-employer relationship with the Company or a Designated Company for income tax and employment tax withholding and reporting purposes. For purposes of clarity, and unless otherwise required by Section 423 of the Code, the term "Eligible Employee" will not include the following, regardless of any subsequent reclassification as an employee by the Company or a Designated Company, any governmental agency, or any court: (i) any independent contractor; (ii) any consultant; (iii) any individual performing services for the Company or a Designated Company who has entered into an independent contractor or consultant agreement with the Company or a Designated Company; (iv) any individual performing services for the Company or a Designated Company under a purchase order, a supplier agreement or any other agreement that the Company or a Designated Company enters into for services; (v) any individual classified by the Company or a Designated Company as contract labor (such as contractors, contract employees, job shoppers), regardless of length of service; (vi) any individual whose base wage or salary is not processed for payment by the payroll department(s) or payroll provider(s) of the Company or a Designated Company; and (vii) any leased employee. The Committee will have exclusive discretion to determine whether an individual is an Eligible Employee for purposes of the Plan.

(m) "Eligible Pay" means the total amount paid by the Company or any Parent, Subsidiary or Affiliate to the Eligible Employee (other than amounts paid after termination of employment, even if such amounts are paid for pre-termination date services) as base salary or wages (including 13th/14th month payments, holiday pay, or similar concepts under local law) and any portion of such amounts voluntarily deferred or reduced by the Eligible Employee (i) under any employee benefit plan of the Company or a Parent, Subsidiary or Affiliate available to all levels of employees on a non-discriminatory basis upon satisfaction of eligibility requirements, and (ii) under any deferral plan of the Company (provided such amounts would not otherwise have been excluded had they not been deferred), but excluding any other form of compensation, including, without limitation, cash bonuses, commissions, overtime pay, stipends, lump sum payments in lieu of foregone merit increases, "bonus buyouts" as the result of job changes, pension, retainers, severance pay, disability pay, special stay-on bonus, income derived from stock options, stock appreciation rights, restricted stock units and dispositions of stock acquired thereunder, any other allowances, and any other special remuneration or variable pay. For Eligible Employees in the United States, Eligible Pay will include elective amounts that are not includible in gross income of the Eligible Employee by reason of Sections 125, 132(f), 402(e)(3), 402(h) or 403(b) of the Code. The Committee, in its discretion, may establish a different definition of Eligible Pay for a subsequent Offering Period, which for Section 423 Offerings shall apply on a uniform and nondiscriminatory basis. Further, the Committee will have discretion to determine the application of this definition to Eligible Employees outside the United States.

(n) "Enrollment Period" means the period during which an Eligible Employee may elect to participate in the Plan, with such period occurring before the first day of each Offering Period, as prescribed by the Committee.

(o) "Exchange Act" means the United States Securities Exchange Act of 1934, as amended, from time to time, or any successor law thereto, and the regulations promulgated thereunder.

(p) "Fair Market Value" means, as of any given date, (i) the closing sales price for the Common Stock on the applicable date as quoted on the New York Stock Exchange or, if no sale occurred on such date, the closing price reported for the first Trading Day immediately prior to such date during which a sale occurred; or (ii) if the Common Stock is not traded on an exchange but is regularly quoted on a national market or other quotation system, the closing sales price on such date as quoted on such market or system, or if no sales occurred on such date, then on the date immediately prior to such date on which sales prices are reported; or (iii) in the absence of an established market for the Common Stock of the type described in (i) or (ii) of this Section 1(p), the fair market value established by the Committee acting in good faith.

(q) "Offering" means a Section 423 Offering or a Non-423 Offering of a right to purchase Shares under the Plan during an Offering Period as further described in Section 6. Unless otherwise determined by the Committee, each Offering under the Plan in which Eligible Employees of a Designated Company may participate will be deemed a separate offering for purposes of Section 423 of the Code, even if the dates of the applicable Offering Periods of each such Offering are identical, and the provisions of the Plan will separately apply to each Offering. With respect to Section 423 Offerings, the terms of separate Offerings need not be identical provided that all Eligible Employees granted purchase rights in a particular Offering will have the same rights and privileges, except as otherwise may be permitted by Code Section 423; a Non-423 Offering need not satisfy such requirements.

(r) "Offering Period" means the periods established in accordance with Section 6 during which rights to purchase Shares may be granted pursuant to the Plan and Shares may be purchased on one or more Purchase Dates. The duration and timing of Offering Periods may be changed pursuant to Sections 6 and 17.

(s) "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(t) "Participant" means an Eligible Employee who elects to participate in the Plan.

(u) "Plan" means the Mastercard Incorporated Employee Stock Purchase Plan, as may be amended from time to time.

(v) "Purchase Date" means the last Trading Day of each Purchase Period (or such other Trading Day as the Committee may determine).

(w) "Purchase Period" means a period of time within an Offering Period, as may be specified by the Committee in accordance with Section 6, generally beginning on the first Trading Day of each Offering Period and ending on a Purchase Date. An Offering Period may consist of one or more Purchase Periods.

(x) "Purchase Price" means the purchase price at which Shares may be acquired on a Purchase Date and which will be set by the Committee; provided, however, that the Purchase Price for a Section 423 Offering will not be less than eighty-five percent (85%) of the lesser of (i) the Fair Market Value of the Shares on the first Trading Day of the Offering Period or (ii) the Fair Market Value of the Shares on the Purchase Date. Unless otherwise determined by the Committee prior to the commencement of an Offering Period, the Purchase Price will be eighty-five percent (85%) of the lesser of (a) the Fair Market Value of the Shares on the first Trading Day of the Offering Period or (b) the Fair Market Value of the Shares on the Purchase Date.

(y) "Shares" means the shares of Common Stock.

(z) "Subsidiary" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

(aa) "Tax-Related Items" means any income tax, social insurance, payroll tax, payment on account or other tax-related items arising in relation to the Participant's participation in the Plan.

(bb) "Trading Day" means a day on which the principal exchange that Shares are listed on is open for trading.

3. Number of Reserved Shares. Subject to adjustment pursuant to Section 16 hereof, 10,000,000 Shares may be sold pursuant to the Plan. Such Shares may be authorized but unissued Shares, treasury Shares or Shares purchased in the open market. For avoidance of doubt, up to the maximum number of Shares reserved under this Section 3 may be used to satisfy purchases of Shares under Section 423 Offerings and any remaining portion of such maximum number of Shares may be used to satisfy purchases of Shares under Non-423 Offerings.

4. Administration of the Plan.

(a) Committee as Administrator. The Plan will be administered by the Committee. Notwithstanding anything in the Plan to the contrary, subject to Applicable Law, any authority or responsibility that, under the terms of the Plan, may be exercised by the Committee may alternatively be exercised by the Board (in which case applicable references in the Plan to the Committee will be deemed references to the Board). Subject to

Applicable Law, no member of the Board or Committee (or its delegates) will be liable for any good faith action or determination made in connection with the operation, administration or interpretation of the Plan. In the performance of its responsibilities with respect to the Plan, the Committee will be entitled to rely upon, and no member of the Committee will be liable for any action taken or not taken in reliance upon, information and/or advice furnished by the Company's officers or employees, the Company's accountants, the Company's counsel and any other party that the Committee deems necessary.

(b) Powers of the Committee. The Committee will have full power and authority to: administer the Plan, including, without limitation, the authority to (i) construe, interpret, reconcile any inconsistency in, correct any default in and supply any omission in, and apply the terms of the Plan and any enrollment form or other instrument or agreement relating to the Plan, (ii) determine eligibility and adjudicate all disputed claims filed under the Plan, including whether Eligible Employees will participate in a Section 423 Offering or a Non-423 Offering and which Subsidiaries and Affiliates of the Company (or Parent, if applicable) will be Designated Companies participating in either a Section 423 Offering or a Non-423 Offering, (iii) determine the terms and conditions of any right to purchase Shares under the Plan, (iv) establish, amend, suspend or waive such rules and regulations and appoint such agents as it deems appropriate for the proper administration of the Plan, (v) amend an outstanding right to purchase Shares, including any amendments to a right that may be necessary for purposes of effecting a transaction contemplated under Section 16 hereof (including, but not limited to, an amendment to the class or type of stock that may be issued pursuant to the exercise of a right or the Purchase Price applicable to a right), provided that the amended right otherwise conforms to the terms of the Plan, and (vi) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan including, without limitation, the adoption of such rules, procedures, agreements, appendices, or sub-plans (collectively, "Sub-Plans") as are necessary or appropriate to facilitate participation in the Plan by employees who are foreign nationals or employed outside the United States and/or to take advantage of tax-qualified treatment for the Plan that may be available in certain jurisdictions, as further set forth in Section 4(c) below.

(c) Non-U.S. Sub-Plans. Notwithstanding any provision to the contrary in this Plan, the Committee may adopt such Sub-Plans relating to the operation and administration of the Plan to accommodate local laws, customs and procedures for jurisdictions outside of the United States, the terms of which Sub-Plans may take precedence over other provisions of this Plan, with the exception of Section 3 hereof, but unless otherwise superseded by the terms of such Sub-Plan, the provisions of this Plan will govern the operation of such Sub-Plan. To the extent inconsistent with the requirements of Section 423, any such Sub-Plan will be considered part of a Non-423 Offering, and purchase rights granted thereunder will not be required by the terms of the Plan to comply with Section 423 of the Code. Without limiting the generality of the foregoing, the Committee is authorized to adopt Sub-Plans for particular non-U.S. jurisdictions that modify or supplement the terms of the Plan to meet applicable local requirements, customs or procedures regarding, without limitation, (i) eligibility to participate, (ii) the definition of Eligible Pay, (iii) the dates and duration of Offering Periods or other periods during which Participants may make Contributions towards the purchase of Shares, (iv) the method of determining the Purchase Price and the discount from Fair Market Value at which Shares may be purchased, (v) any minimum or maximum amount of Contributions a Participant may make in an Offering Period or other specified period under the applicable Sub-Plan, (vi) the treatment of purchase rights upon a Change in Control or a change in capitalization of the Company, (vii) the handling of payroll deductions, (viii) establishment of bank, building society or trust accounts to hold Contributions, (ix) payment of interest, (x) conversion of local currency, (xi) obligations to pay payroll tax, (xii) determination of beneficiary designation requirements, (xiii) withholding procedures and (xiv) handling of Share issuances.

(d) Binding Authority. All determinations by the Committee in carrying out and administering the Plan and in construing and interpreting the Plan and any enrollment form or other instrument or agreement relating to the Plan will be made in the Committee's sole discretion and will be final, binding and conclusive for all purposes and upon all interested persons.

(e) Delegation of Authority. To the extent not prohibited by Applicable Law, the Committee may, from time to time, delegate some or all of its authority under the Plan to a subcommittee or subcommittees of the Committee, one or more officers of the Company or other persons or groups of persons as it deems necessary, appropriate or advisable under conditions or limitations that it may set at or after the time of the delegation. For purposes of the Plan, reference to the Committee will be deemed to refer to any subcommittee, subcommittees, or other persons or groups of persons to whom the Committee delegates authority pursuant to this Section 4(e).

5. Eligible Employees.

(a) General. Any individual who is an Eligible Employee as of the commencement of an Offering Period will be eligible to participate in the Plan, subject to the requirements of Section 7.

(b) Non-U.S. Employees. An Eligible Employee who works for a Designated Company and is a citizen or resident of a jurisdiction other than the United States (without regard to whether such individual also is a citizen or resident of the United States or is a resident alien (within the meaning of Section 7701(b)(1)(A) of the Code)) may be excluded from participation in the Plan or an Offering if the participation of such Eligible Employee is prohibited under the laws of the applicable jurisdiction or if complying with the laws of the applicable jurisdiction would cause the Plan or a Section 423 Offering to violate Section 423 of the Code. In the case of a Non-423 Offering, an Eligible Employee (or group of Eligible Employees) may be excluded from participation in the Plan or an Offering if the Committee has determined, in its sole discretion, that participation of such Eligible Employee(s) is not advisable or practicable for any reason.

(c) Code Section 423 Limitations. Notwithstanding any provisions of the Plan to the contrary, no Eligible Employee will be granted a right to purchase Shares (i) to the extent that, immediately after the grant, such Eligible Employee (or any other person whose stock would be attributed to such Eligible Employee pursuant to Section 424(d) of the Code) would own capital stock of the Company and/or hold outstanding options to purchase capital stock possessing five percent (5%) or more of the total combined voting power or value of all classes of the capital stock of the Company or of any Parent or Subsidiary of the Company, or (ii) under a Section 423 Offering, to the extent that his or her rights to purchase capital stock under all employee stock purchase plans of the Company and any Parent and Subsidiaries accrues at a rate that exceeds Twenty-Five Thousand Dollars (US$25,000) worth of such stock (determined at the fair market value of the shares of such stock at the time such right is granted) for each calendar year in which such purchase right is outstanding.

(d) Other Limitations on Eligibility. The Committee, in its discretion, from time to time may, prior to an Enrollment Period for all purchase rights to be granted in an Offering, determine (on a uniform and nondiscriminatory basis for Section 423 Offerings) that the definition of Eligible Employee will or will not include an individual if he or she: (i) has not completed at least two (2) years of service since his or her last hire date (or such lesser period of time as may be determined by the Committee in its discretion), (ii) customarily works not more than twenty (20) hours per week (or such lesser period of time as may be determined by the Committee in its discretion), (iii) customarily works not more than five (5) months per calendar year (or such lesser period of time as may be determined by the Committee in its discretion), (iv) is a highly compensated employee within the meaning of Section 414(q) of the Code, or (v) is a highly compensated employee within the meaning of Section 414(q) of the Code with compensation above a certain level or who is an officer or subject to the disclosure requirements of Section 16(a) of the Exchange Act, provided the exclusion is applied with respect to each Section 423 Offering in an identical manner to all highly compensated individuals of the Designated Company whose employees are participating in that Offering.

6. Offering Periods. Unless and until the Committee determines otherwise in its discretion, the Plan will be implemented by consecutive Offering Periods with a new Offering Period commencing on the first Trading Day of the relevant Offering Period and terminating on the last Trading Day of the relevant Offering Period. Unless and until the Committee determines otherwise in its discretion, each Offering Period will consist of one (1) approximately six (6)-month Purchase Period, which will run simultaneously with the Offering Period. Unless otherwise provided by the Committee, Offering Periods will run from June 1 (or the first Trading Day thereafter) through November 30 (or the first Trading Day prior to such date) and from December 1 (or the first Trading Day thereafter) through May 31 (or the first Trading Day prior to such date). The Committee has authority to establish additional or alternative sequential or overlapping Offering Periods, a different number of Purchase Periods within an Offering Period, a different duration for one or more Offering Periods or Purchase Periods or different commencement or ending dates for such Offering Periods with respect to future offerings without stockholder approval if such change is announced prior to the scheduled beginning of the first Offering Period to be affected thereafter, provided, however, that no Offering Period may have a duration exceeding twenty-seven (27) months. To the extent that the Committee establishes additional or overlapping Offering Periods, the Committee will have discretion to structure an Offering Period so that if the Fair Market Value of a share of Common Stock on the first Trading Day of the Offering Period in which a Participant is currently enrolled is higher than the Fair Market Value of a share of Common Stock on the first Trading Day of any subsequent Offering Period, the Company will automatically enroll such Participant in the subsequent Offering Period and will terminate his or her participation in such original Offering Period.

7. Participation.

(a) Enrollment and Payroll Deductions. An Eligible Employee may elect to participate in an Offering Period under the Plan during any Enrollment Period. Any such election will be made by completing the online enrollment process through the Company's designated Plan broker or by completing and submitting an enrollment form to the Committee or its designee during such Enrollment Period, authorizing Contributions in whole percentages from one percent (1%) to ten percent (10%) of the Eligible Employee's Eligible Pay for the Purchase Period within the Offering Period to which the deduction applies.

(b) Election Changes. A Participant may elect to increase or decrease the rate of such Contributions during any subsequent Enrollment Period by submitting the appropriate form online through the Company's designated Plan broker or to the Committee or its designee, provided that no change in Contributions will be permitted to the extent that such change would result in total Contributions exceeding ten percent (10%) of the Eligible Employee's Eligible Pay, or such other minimum or maximum amount as may be determined by the Committee. During a Purchase Period, a Participant may not change his or her rate of Contributions, with the exception that the Participant may reduce his or her rate of Contributions to zero percent (0%), to become effective as soon as possible after completing an amended enrollment form (either through the Company's online Plan enrollment process or by submitting the appropriate form to the Committee or its designee). If a Participant reduces his or her rate of Contributions to zero percent (0%) during an Offering Period, the Contributions made by the Participant prior to such reduction will be applied to the purchase of Shares on the next Purchase Date, but if the Participant does not increase such rate of Contributions above zero percent (0%) at least two weeks prior to the commencement of the next subsequent Offering Period (or by such other deadline as determined by the Committee), such action will be treated as the Participant's withdrawal from the Plan in accordance with Section 14 hereof.

(c) <u>Participation in Subsequent Offering Periods</u>. Once an Eligible Employee elects to participate in an Offering Period, then such Participant will automatically participate in the Offering Period commencing immediately following the last day of such prior Offering Period at the same Contribution level as was in effect in the prior Offering Period unless the Participant elects to increase or decrease the rate of Contributions or withdraws or is deemed to withdraw from this Plan as described above in this Section 7. A Participant that is automatically enrolled in a subsequent Offering Period pursuant to this Section 7 is not required to file any additional documentation in order to continue participation in the Plan.

(d) <u>Committee Authority</u>. The Committee has the authority to change the foregoing rules set forth in this Section 7 regarding participation in the Plan.

8. <u>Contributions</u>. The Company will establish an account in the form of a bookkeeping entry for each Participant for the purpose of tracking Contributions made by each Participant during the Offering Period, and will credit all Contributions made by each Participant to such account. The Company will not be obligated to segregate the Contributions from the general funds of the Company or any Designated Company nor will any interest be paid on such Contributions, unless otherwise determined by the Committee or required by Applicable Law. All Contributions received by the Company for Shares sold by the Company on any Purchase Date pursuant to this Plan may be used for any corporate purpose.

9. <u>Number of Shares That an Employee May Purchase</u>. Subject to the limitations set forth in Section 5(c), each Participant will have the right to purchase as many whole and fractional Shares as may be purchased with the Contributions credited to his or her account as of the last day of the Offering Period (or such other date as the Committee may determine) at the Purchase Price applicable to such Offering Period; provided, however, that a Participant may not purchase in excess of 100 Shares under the Plan per Offering Period or such other maximum number of Shares as may be established for an Offering Period by the Committee (in each case subject to adjustment pursuant to Section 16 hereof). Notwithstanding the foregoing, the Committee may determine not to permit the issuance of fractional Shares under the Plan, in which case any amount remaining in a Participant's account that was not applied to the purchase of Shares on a Purchase Date because it was not sufficient to purchase a whole Share will be carried forward for the purchase of Shares on the next following Purchase Date. However, any

amounts not applied to the purchase of Shares during an Offering Period for any reason other than as described in the foregoing sentence shall be promptly refunded following such Purchase Date and will not be carried forward to any subsequent Offering Period.

10. <u>Taxes</u>. At the time a Participant's purchase right is exercised, in whole or in part, or at the time a Participant disposes of some or all of the Shares acquired under the Plan, the Participant will make adequate provision for any Tax-Related Items. In their sole discretion, and except as otherwise determined by the Committee, the Company or the Designated Company that employs the Participant may satisfy their obligations to withhold Tax-Related Items by (a) withholding from the Participant's wages or other compensation, (b) withholding a sufficient number of Shares otherwise issuable following purchase having an aggregate Fair Market Value sufficient to pay the Tax-Related Items required to be withheld with respect to the Shares, (c) withholding from proceeds from the sale of Shares issued upon purchase, either through a voluntary sale or a mandatory sale arranged by the Company, or (d) any other method deemed acceptable by the Committee and permitted under Applicable Law.

11. <u>Brokerage Accounts or Plan Share Accounts</u>. By enrolling in the Plan, each Participant will be deemed to have authorized the establishment of a brokerage account on his or her behalf at a securities brokerage firm selected by the Committee. Alternatively, the Committee may provide for Plan share accounts for each Participant to be established by the Company or by an outside entity selected by the Committee which is not a brokerage firm. Shares purchased by a Participant pursuant to the Plan will be held in the Participant's brokerage or Plan share account. The Company may require that Shares be retained in such brokerage or Plan share account for a designated period of time, and/or may establish procedures to permit tracking of dispositions of Shares.

12. <u>Rights as a Stockholder</u>. A Participant will have no rights as a stockholder with respect to Shares subject to any rights granted under this Plan or any Shares deliverable under this Plan unless and until recorded in the books of the brokerage firm selected by the Committee or, as applicable, the Company, its transfer agent, stock plan Committee or such other outside entity which is not a brokerage firm.

13. <u>Rights Not Transferable</u>. Rights granted under this Plan are not transferable by a Participant other than by will or the laws of descent and distribution, and are exercisable during a Participant's lifetime only by the Participant.

14. <u>Withdrawals</u>. A Participant may withdraw from an Offering Period by submitting the appropriate form online through the Company's designated Plan broker or to the Committee or its designee. A notice of withdrawal must be received no later than the last day of the month immediately preceding the month of the Purchase Date or by such other deadline as may be prescribed by the Committee. Upon receipt of such notice, automatic deductions of Contributions on behalf of the Participant will be discontinued commencing with the payroll period immediately following the effective date of the notice of withdrawal, and such Participant will not be eligible to participate in the Plan until the next Enrollment Period. Unless otherwise determined by the Committee, amounts credited to the contribution account of any Participant who withdraws prior to the date set forth in this Section 14 will be refunded, without interest (unless otherwise required by Applicable Law), as soon as practicable.

15. <u>Termination of Employment</u>.

(a) <u>General</u>. Upon a Participant ceasing to be an Eligible Employee for any reason prior to a Purchase Date (including pursuant to Section 15(c) below, Contributions for such Participant will be discontinued and any amounts then credited to the Participant's contribution account will be refunded, without interest, as soon as practicable, except as otherwise determined by the Committee.

(b) <u>Leave of Absence</u>. Subject to the discretion of the Committee, if a Participant is granted a paid leave of absence, payroll deductions on behalf of the Participant will continue and any amounts credited to the Participant's Contribution account may be used to purchase Shares as provided under the Plan. If a Participant is granted an unpaid leave of absence, payroll deductions on behalf of the Participant will be discontinued and no other Contributions will be permitted (unless otherwise determined by the Committee or required by Applicable Law), but any amounts then credited to the Participant's contribution account may be used to purchase Shares on the next applicable Purchase Date. Where the period of leave exceeds three (3) months and the Participant's right to reemployment is not guaranteed by statute or by contract, the employment relationship will be deemed to have terminated three (3) months and one (1) day following the commencement of such leave.

(c) <u>Transfer of Employment</u>. Unless otherwise determined by the Committee, a Participant shall be deemed to have ceased to be an Eligible Employee for the current Offering Period upon a transfer of employment from a Designated Company in one country to a separate Designated Company in another country, provided that, in accordance with Section 2(q) of the Plan, such Designated Companies are not participating in the same Section 423 Offering under the Plan. Any Participant who is withdrawn from the Plan pursuant to this Section 15(c) may re-enroll in the Plan for any subsequent Offering Period for which he or she is eligible pursuant to Section 7 of the plan.

16. <u>Adjustment Provisions</u>.

(a) <u>Changes in Capitalization</u>. In the event of any change affecting the number, class, value, or terms of the shares of Common Stock resulting from a recapitalization, stock split, reverse stock split, stock dividend, spin off, split up, combination, reclassification or exchange of Shares, merger, consolidation, rights offering, separation, reorganization or liquidation or any other change in the corporate structure or Shares, including any extraordinary dividend or extraordinary distribution (but excluding any regular cash dividend), then the Committee, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will, in such manner as it may deem equitable, adjust the number and class of Common Stock that may be delivered under the Plan (including the numerical limits of Sections 3 and 9), the Purchase Price per Share and the number of shares of Common Stock covered by each right under the Plan that has not yet been exercised. For the avoidance of doubt, the Committee may not delegate its authority to make adjustments pursuant to this Section. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, will affect, and no adjustment by reason thereof will be made with respect to, the number or price of Shares subject to a purchase right.

(b) <u>Change in Control</u>. In the event of a Change in Control, each outstanding right to purchase Shares will be equitably adjusted and assumed or an equivalent right to purchase Shares substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event that the successor corporation in a Change in Control refuses to assume or substitute for the purchase right or the successor corporation is not a publicly traded corporation, the Offering Period then in progress will be shortened by setting a new purchase date, which will be before the date of the Company's proposed Change in Control. At least ten (10) Trading Days prior to the new purchase date, the Committee will notify each Participant in writing of the new purchase date, and that Shares will be purchased automatically for the Participant on the new purchase date, unless prior to such date the Participant has withdrawn from the Offering Period, as provided in Section 14 hereof.

17. Amendments and Termination of the Plan. The Board or the Committee may amend the Plan at any time, provided that, if stockholder approval is required pursuant to Applicable Law, then no such amendment will be effective unless approved by the Company's stockholders within such time period as may be required. The Board may suspend the Plan or discontinue the Plan at any time, including shortening an Offering Period in connection with a spin-off or other similar corporate event. Upon termination of the Plan, all Contributions will cease and all amounts then credited to a Participant's account will be equitably applied to the purchase of whole Shares then available for sale, and any remaining amounts will be promptly refunded, without interest (unless otherwise required by Applicable Laws), to Participants. For the avoidance of doubt, the Board or Committee, as applicable herein, may not delegate its authority to make amendments to or suspend the operations of the Plan pursuant to this Section.

18. Stockholder Approval; Effective Date. The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Law. The Plan will become effective on the Effective Date. For the avoidance of doubt, the Board may not delegate its authority to approve the Plan pursuant to this Section.

19. Conditions Upon Issuance of Shares. Notwithstanding any other provision of the Plan, unless there is an available exemption from any registration, qualification or other legal requirement applicable to the Shares, the Company will not be required to deliver any Shares issuable upon exercise of a right under the Plan prior to the completion of any registration or qualification of the Shares under any U.S. or non-U.S. federal, state, or local securities or exchange control law or under rulings or regulations of any governmental regulatory body, or prior to obtaining any approval or other clearance from any U.S. or non-U.S. federal, state, or local governmental agency, which registration, qualification or approval the Committee will, in its absolute discretion, deem necessary or advisable. The Company is under no obligation to register or qualify the Shares with any U.S. state or non-U.S. securities commission, or to seek approval or clearance from any governmental authority for the issuance or sale of the Shares. If, pursuant to this Section 19, the Committee determines that the Shares will not be issued

to any Participant, any Contributions credited to such Participant's account will be promptly refunded, without interest (unless otherwise required by Applicable Laws), to the Participant, without any liability to the Company or any of its Subsidiaries or Affiliates (or any Parent, if applicable).

20. Code Section 409A; Tax Qualification.

(a) Code Section 409A. Rights to purchase Shares granted under a Section 423 Offering are exempt from the application of Section 409A of the Code and rights to purchase Shares granted under a Non-423 Offering are intended to be exempt from Section 409A of the Code pursuant to the "short-term deferral" exemption contained therein. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Committee determines that a right granted under the Plan may be subject to Section 409A of the Code or that any provision in the Plan would cause a right under the Plan to be subject to Section 409A of the Code, the Committee may amend the terms of the Plan and/or of an outstanding right granted under the Plan, or take such other action the Committee determines is necessary or appropriate, in each case, without the Participant's consent, to exempt any outstanding right or future right that may be granted under the Plan from or to allow any such rights to comply with Section 409A of the Code, but only to the extent any such amendments or action by the Committee would not violate Section 409A of the Code. Notwithstanding the foregoing, the Company will have no liability to a Participant or any other party if the right to purchase Shares under the Plan that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee with respect thereto. The Company makes no representation that the right to purchase Shares under the Plan is compliant with Section 409A of the Code.

(b) Tax Qualification. Although the Company may endeavor to (i) qualify a right to purchase Shares for favorable tax treatment under the laws of the United States or jurisdictions outside of the United States or (ii) avoid adverse tax treatment (e.g., under Section 409A of the Code), the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan, including Section 20(a) hereof. The Company will be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants under the Plan.

21. <u>No Employment Rights</u>. Participation in the Plan will not be construed as giving any Participant the right to be retained as an employee of the Company, its Subsidiary, or one of its Affiliates or Parent, as applicable. Furthermore, the Company, a Subsidiary, or an Affiliate (or Parent, if applicable) may dismiss any Participant from employment at any time, free from any liability or any claim under the Plan.

22. <u>Governing Law; Choice of Forum</u>. Except to the extent that provisions of this Plan are governed by applicable provisions of the Code or any other substantive provision of United States federal law, this Plan will be governed by and construed in accordance with the internal laws of New York without giving effect to the conflict of laws principles thereof. The Company and each Participant, as a condition to such Participant's participation in the Plan, hereby irrevocably submit to the exclusive jurisdiction of any state or U.S. federal court located in New York over any suit, action or proceeding arising out of or relating to or concerning the Plan. The Company and each Participant, as a condition to such Participant's participation in the Plan, acknowledge that the forum designated by this Section 22 has a reasonable relation to the Plan and to the relationship between such Participant and the Company. Notwithstanding the foregoing, nothing in the Plan will preclude the Company from bringing any action or proceeding in any other court for the purpose of enforcing the provisions of this Section 22.

23. <u>Headings</u>. Headings are given to the sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings will not be deemed in any way material or relevant to the construction or interpretation of the Plan.

24. <u>Expenses</u>. Unless otherwise set forth in the Plan or determined by the Committee, all expenses of administering the Plan, including expenses incurred in connection with the purchase of Shares for sale to Participants, will be borne by the Company and its Subsidiaries or Affiliates (or any Parent, if applicable).

